06016053

8/10

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Resverlogix Corp.

*CURRENT ADDRESS Suite 202
279 Midpark Way S.E.
Calgary, Alberta T2X 1M2
Canada

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 35003 FISCAL YEAR

PROCESSED
AUG 17 2006
THOMSON FINANCIAL

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 8/15/06

www.resverlogix.com

RESVERLOGIX

For Immediate Release TSX Exchange Symbol: **RVX**

Resverlogix Successfully Narrows its Candidate Choice

uite 202
9 Midpark Way SE
lgary AB T2X 1M2
403.254.9252
403.256.2495
fo@resverlogix.com

CALGARY, AB, June 9, 2005 – Resverlogix Corp. ("Resverlogix") (TSX: RVX), is pleased to update the progress of our previously announced "Request for Proposal Process" (RFP). Resverlogix has now completed the second stage of the process, the scientific review and conditional terms portion, and can announce that is has narrowed its candidate selection from seven to two.

"We are very pleased with the results of our last several months work. We had the opportunity to exchange perspectives from these high level scientific reviews of our NEXVAS™ project, witnessing first hand the internal corporate cultures of seven differing major pharmaceutical companies and selectively narrow the field to whom we feel is best suited to help advance our NEXVAS™ program" stated Donald J. McCaffrey President and CEO of Resverlogix. "Although we have narrowed our preference down to two specific groups, we are maintaining communications with the other firms until such time as we can officially conclude the legal aspects of a term sheet. We are pleased with our progress to date and are confident that upon our acceptance of a formal agreement we will surpass our set terms."

As stated in past announcements, the RFP process had been anticipated to complete in late spring early summer 2005 with a minimum set bid of $15-million (U.S.). The process is a flexible program designed to determine the best value building candidate of choice. Resverlogix maintains the unilateral rights to all technology and assets until such time as all terms and or milestones that may be involved have successfully been met to the satisfaction of Resverlogix.

About Resverlogix Corp.

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Combining expertise with innovation, Resverlogix's lead technology NEXVAS™, applies advanced medical research to develop therapies that increase high density lipoprotein (HDL), the "good cholesterol," to treat cardiovascular diseases. The Company's second technology TGF-Beta Shield™ utilizes an adoptive immunotherapy approach to target cancers and fibrotic diseases. Resverlogix Corp. is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. Resverlogix Corp. trades on the TSX Exchange under the symbol RVX. For further information, please visit our web site at: www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Donald J. McCaffrey
President/CEO
Resverlogix Corp.
Phone: 403-254-9252 ext. 223
Fax: 403-256-8495
Email: don@resverlogix.com

Kenneth Lebioda
Vice President Business Development
Resverlogix Corp.
Phone: 403-254-9252 ext. 227
Fax: 403-256-8495
Email: ken@resverlogix.com

Website: www.resverlogix.com

RECEIVED
2006 AUG 10 P 2: 11
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Form 51-102F3
Material Change Report

1. **Name and Address of Company**

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

2. **Date of Material Change**

June 16, 2005

3. **News Release**

June 16, 2005 via CCN Matthews.

4. **Summary of Material Change**

Resverlogix Corp. announced that the Board of Directors has authorized the Company, subject to regulatory approval, to purchase for cancellation up to 250,000 common shares representing approximately one percent of the 23,436,541 currently issued and outstanding common shares as of the date hereof.

5. **Full Description of Material Change**

Resverlogix Corp. announced that the Board of Directors has authorized the Company, subject to regulatory approval, to purchase for cancellation up to 250,000 common shares representing approximately one percent of the 23,436,541 currently issued and outstanding common shares as of the date hereof.

From time to time, the market prices of the common shares may not fully reflect the value of Resverlogix's business and its future business prospects. As a result, the Company believes the purchase of its common shares may represent an appropriate and desirable use of its available funds.

The normal course issuer bid will commence on or about June 24, 2005 and shall terminate on or about June 24, 2006, or such earlier date as Resverlogix may complete its purchases. The purchases will be made through the facilities of the TSX Exchange in accordance with the requirements of the TSX. The prices that Resverlogix will pay for any common shares will be the market price of the common shares at the time of acquisition. Resverlogix will make no purchases of common shares other than open market purchases. Any common shares acquired by Resverlogix will be cancelled.

During the preceding 12 months, Resverlogix has not purchased any common shares.

6. **Reliance of subsection 7.1(2) or (3) of National Instrument 51-102**

N/A

7. **Omitted Information**

N/A

8. **Executive Officer**

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. **Date of Report**

June 16, 2005

RESVERLOGIX

www.resverlogix.com

RECEIVED
2006 AUG 10 P 2:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

uite 200
79 Midpark Way SE
lgary AB T2X 1M2
403.254.9252
403.256.8495
fo@resverlogix.com

For Immediate Release TSX Symbol: **RVX**

Resverlogix announces Normal Course Issuer Bid

CALGARY, AB, June 16, 2005 – Resverlogix Corp. ("Resverlogix") (TSX: RVX), announced today that the Board of Directors has authorized the company, subject to regulatory approval, to purchase for cancellation up to 250,000 common shares representing approximately one percent of the 23,436,541 currently issued and outstanding common shares as of the date hereof.

From time to time, the market prices of the common shares may not fully reflect the value of Resverlogix's business and its future business prospects. As a result, the Company believes the purchase of its common shares may represent an appropriate and desirable use of its available funds.

The normal course issuer bid will commence on or about June 24, 2005 and shall terminate on or about June 24, 2006, or such earlier date as Resverlogix may complete its purchases. The purchases will be made through the facilities of the TSX Exchange in accordance with the requirements of the TSX. The prices that Resverlogix will pay for any common shares will be the market price of the common shares at the time of acquisition. Resverlogix will make no purchases of common shares other than open market purchases. Any common shares acquired by Resverlogix will be cancelled.

During the preceding 12 months, Resverlogix has not purchased any common shares.

About Resverlogix Corp.

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Combining expertise with innovation, Resverlogix's lead technology NEXVAS™, applies advanced medical research to develop therapies that increase high density lipoprotein (HDL), the "good cholesterol," to treat cardiovascular diseases. The Company's second technology TGF-Beta Shield™ utilizes an adoptive immunomodulating therapy approach to target cancers and fibrotic diseases. Resverlogix Corp. is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. Resverlogix Corp. trades on the TSX under the symbol RVX. For further information, please visit our web site at: www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Donald J. McCaffrey
President/CEO
Resverlogix Corp.
Phone: 403-254-9252 ext. 223
Fax: 403-256-8495
Email: don@resverlogix.com

Hiran Perera
CFO
Resverlogix Corp.
Phone: 403-254-9252 ext. 228
Fax: 403-256-8495
Email: hiran@resverlogix.com

Website: www.resverlogix.com

RESVERLOGIX

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
T 403.254.9252
F 403.256.8495
info@resverlogix.com

For Immediate Release TSX Exchange Symbol: **RVX**

MEDIA AWARENESS ANNOUNCEMENT

Resverlogix Corp. Launches NEXVAS™ Education Program

CALGARY, AB, July 21, 2005 – Resverlogix Corp. (TSX: RVX), is pleased to announce that it has developed and launched a technical animation on its lead technology NEXVAS™. The animation will provide interested parties with an overview of how NEXVAS™ works. The animation describes the cardiovascular marketplace, underlying causes of atherosclerosis and the emerging role that ApoA1 enhancement technologies such as NEXVAS™ are expected to play in the future role of Cardiovascular Disease (CVD) management.

The complete animation presentation is now available for viewing and can be accessed at Resverlogix's website at www.resverlogix.com/nexvas-apoa1.htm

"The NEXVAS™ animation provides a wealth of market and scientific information in a quick and easy to understand format for our shareholders, investors and interested parties," stated Don McCaffrey, President and CEO of Resverlogix. "We trust that individuals who view the animation on our website will have a better understanding of how NEXVAS™ works and further understand its promising potential in CVD."

"As this cutting edge field in biotechnology had limited information to the public we took the initiative to build a communication platform that illustrates the important cardio-protective role of ApoA1 in reducing atherosclerosis and how our lead technology is positioned in this important emerging health market segment" acknowledged Kenneth Lebioda, Vice President of Business & Market Development at Resverlogix.

About Resverlogix Corp.
Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Combining expertise with innovation, Resverlogix's lead technology program NEXVAS™ applies advanced medical research to develop therapies that increase high density lipoprotein (HDL), the "good cholesterol," to treat cardiovascular diseases. The Corporation's second technology program TGF-Beta Shield™ utilizes an adoptive immunotherapy approach to target cancers and fibrotic diseases. Resverlogix Corp. is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for significant markets with unmet medical need. Resverlogix Corp. trades on the TSX Exchange under the symbol RVX. For further information, please visit our web site at: www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not except responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Donald J. McCaffrey
President/CEO
Resverlogix Corp..
Phone: 403-254-9252 ext. 223
Fax: 403-256-8495
don@resverlogix.com

Kenneth Lebioda
VP Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252 ext. 227
Fax: 403-256-8495
ken@resverlogix.com

FORM 52-109FM1
MODIFIED CERTIFICATION OF ANNUAL FILINGS
DURING TRANSITION PERIOD

I, ***HIRAN PERERA, CFO OF RESVERLOGIX CORP.***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***RESVERLOGIX CORP.*** (the issuer) for the period ending ***APRIL 30, 2005***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: July 12, 2005

signed *"Hiran Perera"*
Hiran Perera
CFO

FORM 52-109FM1
MODIFIED CERTIFICATION OF ANNUAL FILINGS
DURING TRANSITION PERIOD

I, ***DONALD J. McCAFFREY, PRESIDENT AND CEO OF RESVERLOGIX CORP.***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***RESVERLOGIX CORP.*** (the issuer) for the period ending ***APRIL 30, 2005***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: July 12, 2005

signed *"Donald J. McCaffrey"*
Donald J. McCaffrey
President and CEO

RESVERLOGIX

RESVERLOGIX CORP.

MANAGEMENT'S DISCUSSION AND ANALYSIS
FORM 51-102F1

FOR THE YEAR ENDED APRIL 30, 2005

July 12, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the year ended April 30, 2005

This management's discussion and analysis of operations and financial position should be read in conjunction with the Company's April 30, 2005 audited financial statements. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

OVERVIEW

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Combining expertise with innovation, Resverlogix's NEXVAS™ Program applies advanced medical research to develop therapies that increase high-density lipoprotein (HDL), the 'good cholesterol,' to treat cardiovascular diseases. The TGF-ß Shield™ Program utilizes an adoptive immunotherapy approach to target cancers and fibrotic diseases. Resverlogix Corp. is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases.

The Company is focused on the primary stages of drug development, leading up to Investigational New Drug (IND) application and early stage clinical studies. This strategy will avoid the significant costs and uncertainty of the final phases of the drug development process (late stage clinical trials) by either licensing or selling its technology. Hence, a major portion of the biotech investment risk should be eliminated.

Shares of Resverlogix trade on the TSX Exchange under the symbol, RVX.

HIGHLIGHTS

In June 2004, Resverlogix announced the signing of an Industrial Research Assistance Program (IRAP) Contribution Agreement with the National Research Council of Canada (NRC). The contribution agreement represents a total of up to $180,000 in funding from NRC. The IRAP Contribution Agreement will fund further development by the Company on its novel proprietary ApoA1 assay screening process. This screening process has already been used to identify the Company's lead compounds.

In September 2004, the Company announced that it has filed a patent application covering a novel anti-fibrotic therapeutic technology. This patent filing is based on novel intellectual property that was discovered while advancing research on the Company's cancer program, known as TGF-ß Shield. This new technology move into fibrotic diseases represents the third major therapeutic area in which the Company has established intellectual property.

In October 2004, the Company acquired the license right to a published patent which expands the number of proprietary compounds that the Company can test, manufacture, market, sell or sublicense. The agreement expires on the later of 20 years or the expiration of the last patent covered under the license agreement. As consideration, the Company paid an initial license fee of US $25,000. In addition, should the Company choose to select a compound protected by the patent as a nutraceutical in a commercial context, the Company is required to make an additional one-time payment of US $50,000. Should the Company choose to select a compound protected by the patent as a pharmaceutical compound and proceed into a regulatory approved Phase I clinical trial, then a one-time payment of US $300,000 is required to be paid.

In November 2004, Resverlogix announced a preclinical research agreement with NAEJA Pharmaceutical Inc., a global leader in preclinical drug development. NAEJA is a well-recognized pharmaceutical contract research and development company with extensive expertise in cardiovascular diseases. NAEJA is providing important biopharmaceutical profiling and lead optimization and helping to expedite and validate our cardiovascular NEXVAS technology program.

On January 17, 2005, Resverlogix listed its common shares on the Toronto Stock Exchange. This graduation from TSX Venture Exchange to the TSX was an achievement of a business milestone that the Company had set to broaden its shareholder base. The share trading volume since being listed on the TSX has increased over 100 per cent as compared to the last three-month average just prior to being listed on the TSX. The TSX Venture Exchange invited Resverlogix to participate in its "Successful Ventures Event" campaign series given the Company's rapid and successful graduation.

In January 2005, the Company announced international research collaboration on preclinical animal model data with Cedars-Sinai Medical Center and atherosclerosis researcher, Dr. Prediman Shah. Dr. Shah is ranked among the top cardiovascular specialists in the U.S., and has made numerous important scientific contributions in the area of atherosclerosis, coronary artery disease and acute coronary syndromes. The collaboration agreement with Cedars-Sinai and Dr. Shah represents an important next step in the development, testing and optimization of our NEXVAS lead compounds.

During the year, the Company announced a Request For Proposal process with seven leading global life science organizations for an exclusive standstill agreement regarding its NEXVAS technology in cardiovascular disease (CVD). Resverlogix is focusing candidate selection on two specific groups, although it will not disqualify any candidate until the Company can conclude the formal agreements. The Company is encouraged with the scientific development and the potential that ApoA1/HDL-enhancing technologies like NEXVAS may reduce the burden of cardiovascular disease worldwide.

The Company's science has progressed very quickly from a drug discovery stage of biotechnology research to *proof-of-concept* and is now in the process of lead selection for future toxicology testing. The hiring of world-renowned experts and a dedicated staff has made a significant contribution to this rapid progression in meeting and exceeding corporate milestones.

FINANCING ACTIVITIES

In September 2004, the Company announced it had completed a non-brokered private placement financing for gross proceeds of $404,200. The private placement consisted of the issuance of 188,000 shares at a price of $2.15 per share. The financing was placed with a small number of individuals. A finder's fee of seven per cent was paid to a third party who was arm's length to Resverlogix and the purchasers. The filing of this small private placement followed the application by the Company to become a Quebec reporting issuer and the subsequent approval by Autorité Des Marchés Financiers as of September 8, 2004.

On November 23, 2004, the Company closed a $7,918,899 brokered private placement. Resverlogix issued 2,639,633 common shares at $3.00 per common share, which was the first tranche of an announced total financing of $11 million. Resverlogix engaged First Associates Investments Inc. to act as its lead agent to conduct the offering, together with a syndicate including Haywood Securities Inc., Sprott Securities Inc. and Jennings Capital Inc. As consideration for acting as agents, they received a cash commission of $554,323. At closing, the agents also received a non-transferable agent's option to acquire 184,774 common shares at an exercise price of $3.00, expiring on May 23, 2006. Share issue costs included $95,465 for legal fees, $11,480 for agent's expenses and $23,538 for regulatory fees. The value of the agent's option granted was recorded as a share issue cost of $201,404 using the Black-Scholes option pricing model.

As a continuation of the previously announced placement, on January 7, 2005, the Company closed a $3,081,099 brokered private placement. Resverlogix issued 1,027,033 common shares at $3.00 per common share. Resverlogix engaged First Associates Investments Inc. to act as its lead agent to conduct the offering, together with a syndicate including Haywood Securities Inc., Loewen Ondaatje McCutcheon Limited, Sprott Securities Inc. and Jennings Capital Inc. As consideration for acting as agents, they received a total cash commission of $215,677. At closing, the agents also received a non-transferable agent's option to acquire 71,890 common shares at an exercise price of $3.00, expiring on May 23, 2006. Share issue costs included $36,764 for legal fees and $16,777 for regulatory fees. The value of the agent's option granted was recorded as a share issue cost of $78,360 using the Black-Scholes option pricing model.

In 2005, the Company received $1,167,629 from the exercise of 729,768 warrants issued at $1.60 per share. These warrants were granted to the agent in connection with the reverse take-over of Apsley Management Group facilitating the public listing of Resverlogix.

In 2005, the Company received $178,255 from the exercise of 162,050 agent's options issued at $1.10 per share to the agents in connection with the 2003 Short Form Offering Document. The Company also received $51,353 from the exercise of 41,082 agent's options issued at $1.25 per share and $10,899 from the exercise of 3,633 agent's options issued at $3.00 per share to the agents in connection with various brokered private placements.

In 2005, the Company received $90,420 in total from the exercise of 69,000 options varying in price from $1.16 to $1.50.

As a subsequent event, on June 16, 2005, the Company announced a Normal Course Issuer Bid allowing the Company to repurchase up to 250,000 common shares during the period of June 24, 2005

to June 23, 2006 at the market price at the time of the repurchase. All common shares repurchased by the Company will be cancelled. Pursuant to the Normal Course Issuer Bid, the Company has acquired 50,300 of its common shares as of July 11, 2005.

SELECTED ANNUAL INFORMATION

Financial information for the last three years ended April 30.

	2005	2004	2003
Revenue	$ 220,817	$ 24,137	$ –
Net (loss)	$ (3,578,984)	$ (1,935,838)	$ (734,973)
Net (loss) per share (basic and fully diluted)	$ (0.17)	$ (0.12)	$ (0.07)
Assets	$ 12,863,324	$ 3,697,259	$ 1,550,785
Long-term liabilities	$ –	$ 32,930	$ 46,200

RESULTS OF OPERATIONS

Resverlogix incurred a net loss for the year ended April 30, 2005 of $3,578,984, or $0.17 per share. This *loss included non-cash expenses of $510,501 relating to the granting of stock options to employees and* third parties. The net loss for the year ended April 30, 2004 was $1,935,838 or $0.12 per share. The planned increase in expenditures is a result of continued acceleration of the scientific and business progression of the Company. As a result, all Research and Development (R&D) and general and administrative expenses have increased in the current year. With the recently completed financing, the Company expects to have sufficient working capital to operate up to several years with the assumption of no revenues.

Revenue

The revenue of the Company consisted of interest earned on funds invested, gain on the sale of marketable securities, and earned revenue for compound testing for Cargill, Incorporated. Interest revenue was $172,933 for the year ended April 30, 2005, as compared to $24,137 for the year ended April 30, 2004. Some marketable securities were sold in 2005 at a net gain of $35,030 and $12,854 was earned for compound testing.

Research and Development

For the year ended April 30, 2005, R&D expenditures totaled $1,724,198 with a recovery of $147,479 for government grants through the NRC's IRAP program. For the year ended April 30, 2004, research and development expenditures totaled $522,347, with a recovery of $160,213 from the Government of Canada's Scientific Research and Experimental Development investment tax credit incentive program. These amounts include laboratory rent, salaries and benefits, consulting fees, pharmacology studies, supplies and general laboratory operating expenses. Expenses have increased steadily as additional staff members have been hired and the quantity and scope of experimentation has increased over the last year. New costs are now being incurred for preparation of its novel compounds through chemical synthesis, *in-vitro* and *in-vivo* studies and toxicology testing in preparation for Investigational New Drug application in the near future. The major expenses for the year were pharmacology studies, salaries and

benefits, consulting, and laboratory supplies. The remaining expenditures were for general operating costs of the laboratory. The Company expects future R&D costs to increase in the next year as there will be a further increase in quantity and scope of experimentation.

General and Administrative

For the year ended April 30, 2005, general and administrative expenditures totaled $1,610,014, compared to $841,556 for the year ended April 30, 2004. General and administrative expenses include salaries and other operating costs not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, investor relations and business development. The major expense for the year was salaries, benefits and recruitment costs of $730,369. In addition, $52,931 was paid in consulting fees during the year. Expenses of $135,868 were incurred for graduating to the Toronto Stock Exchange from the Venture Exchange. The Company also incurred $212,332 for investor relations and other costs, and $181,573 for professional fees. The remaining expenditures were general operating costs.

Stock-Based Compensation

The fair value of options granted to employees and consultants during the year ended April 30, 2005 was $510,501, compared to $582,650 for the year ended April 30, 2004. Actual cash expense associated with issuing employee stock options was $nil. The Company has adopted the fair value method of accounting for employee awards granted under its stock option plan as required by Canadian accounting standards.

SUMMARY OF QUARTERLY RESULTS

Quarterly financial information for the last two years ended April 30.

	For the three-month period ended			
	April 30 2005	Jan. 31 2005	Oct. 31 2004	July 31 2004
Revenue	$ 113,802	$ 61,591	$ 32,329	$ 13,095
Net (loss)	$ (1,197,622)	$ (1,138,161)	$ (657,488)	$ (585,713)
Net (loss) per share (basic and fully diluted)	$ (0.05)	$ (0.05)	$ (0.04)	$ (0.03)

	For the three-month period ended			
	April 30 2004	Jan. 31 2004	Oct. 31 2003	July 31 2003
Revenue	$ 15,323	$ 5,629	$ 1,725	$ 1,460
Net (loss)	$ (1,033,430)	$ (308,632)	$ (193,074)	$ (400,702)
Net (loss) per share (basic and fully diluted)	$ (0.06)	$ (0.02)	$ (0.01)	$ (0.03)

The increase in the quarterly losses is a result of the progression of the R&D activity of the Company. Also, in the fourth quarter of the 03/04 fiscal year (quarter ending April 30, 2004), a stock-based compensation expense of $578,286 was recorded as the Company chose to early adopt the fair value method of accounting for options granted under its Stock Option Plan. The amortization of stock-based compensation is a non-cash expense.

LIQUIDITY

As at April 30, 2005, cash and near cash investments totaled $12,103,450 as compared to $3,159,818 at April 30, 2004. The Company's policy is to invest its cash reserves in low risk investments with a maturity of three months to two years at the time of purchase. The fixed income instrument maturity dates are usually matched to expected cash flow requirements. At April 30, 2005, the Company had working capital of $11,766,876 compared to $3,095,097 at April 30, 2004. Given the overall low cash burn rate, the Company believes that is has sufficient cash reserves to operate for several years with the assumption of no revenues.

CONTRACTUAL OBLIGATIONS

The Company has the following contractual obligations as at April 30, 2005:

Operating leases		
2006	$	93,276
2007		93,276
2008		93,276
2009		51,410
2010		19,835

CRITICAL ACCOUNTING ESTIMATES

In preparing the Company's financial statements, management is required to make certain estimates, judgments and assumptions that the Company believes are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets at the date of the financial statements and the reported amounts of expenses during the periods presented. Significant accounting policies and methods used in preparation of the financial statements are described in note 2 to the Consolidated Financial Statements. Critical accounting estimates include the fair value of options and common share purchase warrants, and the testing for recoverability of intellectual property and patents.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock-based payments, which requires assumptions, including the average expected life and volatility of the Company's stock, to be made at the time of grant.

Management periodically reviews the useful lives and the carrying values of the intellectual property and patents. They are reviewed for impairment whenever events or changes in circumstances indicate the carrying amounts of the assets may not be recoverable.

NEW ACCOUNTING POLICY

Effective May 1, 2004, costs incurred in obtaining patents, all legal expenses to file, revise and defend patents, and all regulatory body fees relating to the patents are capitalized. Patent costs are amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents. The Company uses an 18 year amortization period. On an ongoing basis, management reviews the valuation, taking into consideration any circumstances which might have impaired the recoverable value.

OFF-BALANCE SHEET ARRANGEMENTS

As of April 30, 2005, the Company has not entered into any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

In 2005, the Company paid consulting fees of $30,000 (2004 – $22,500) to an entity controlled by a director of the Company. The transactions were recorded at the amounts agreed to by the related parties.

DISCLOSURE OF OUTSTANDING SHARE DATA (As at April 30, 2005)

Authorized and Issued Share Capital.

Class	Par Value	Authorized	Issued
Common	No par value	Unlimited	23,242,614
Preferred	No par value	Unlimited	2,000,000 (Series A)

Description of Options, Warrants and Convertible securities outstanding.

Security Type	Number	Exercise Price	Expiry Date
Options	1,205,000	$1.60	4/25/08
Options	28,000	$1.16	7/15/08
Options	195,000	$1.20	9/5/08
Options	60,000	$1.25	2/9/06
Options	273,000	$1.50	3/15/08
Options	70,000	$2.25	9/28/08
Options	128,000	$2.25	8/31/07
Options	275,000	$2.25	9/28/08
Options	30,000	$4.50	2/16/09
Options	50,000	$6.50	4/8/09
Agent's Options	19,768	$1.10	1/23/06
Agent's Options	98,918	$1.25	2/20/06
Agent's Options	253,031	$3.00	5/23/06
Total	2,685,717	$1.10 to $6.50	

RISKS AND UNCERTAINTIES

Resverlogix is at an early stage of development and has incurred losses to date. Developing new technologies will require further time and costs for research and development. It may be a number of years before the technology begins to generate revenues. There is no assurance that any of the Company's developments will be successful.

The success of Resverlogix is dependent on its ability to obtain patents and the proposed technology meeting acceptable cost and performance criteria in the marketplace. The Company will be dependent on ongoing marketing efforts in licensing of its technology.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: RESVERLOGIX CORP.

Financial Year Ending, used in calculating the participation fee: APRIL 30, 2005

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:			
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		23,242,614	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$4.20	
Market value of class or series	=	$97,619,000	
			$97,619,000(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			N/A (A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):			$50,000 (B)
[Provide details of how determination was made.]			
2,000,000 Preferred Shares X $0.025 per share			
(Repeat for each class or series of corporate debt or preferred shares)			$ N/A (B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			$97,669,000
Total fee payable in accordance with Appendix A of the Rule			**$7,500.00**
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)			N/A
Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12			N/A
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)			N/A

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit	
Contributed surplus	
Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)	
Long term debt (including the current portion)	
Capital leases (including the current portion)	

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12 ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months remaining in The issuer's financial year / 12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers except in the case of investment funds. An investment fund that is a reporting issuer and that has an investment fund manager does not pay a corporate finance fee. The only investment funds that pay a corporate finance participation fee are those that are reporting issuers and that do not have an investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

RESVERLOGIX

Financial Statements of

RESVERLOGIX CORP.

Years ended April 30, 2005 and 2004

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Resverlogix Corp. and all information in this annual report are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. Financial information contained elsewhere in this annual report is consistent with that in the consolidated financial statements.

Management maintains a system of internal controls to provide reasonable assurance as to the reliability of financial information and the safeguarding of assets. The financial statements include amounts that are based on the best estimates of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. The Audit Committee consists of three (see page 10) independent directors. The Audit Committee recommends appointment of the external auditors to the Board of Directors, ensures their independence, and approves their fees. The Audit Committee meets with management and the external auditors to satisfy itself that management's responsibility is properly discharged and to review the consolidated financial statements prior to their presentation to the Board of Directors for approval. The shareholders' auditors have full access to the Audit Committee, with and without management being present.

These consolidated financial statements have been audited by the shareholders' auditors, and their report is shown as part of the financial statements.

Donald J. McCaffrey
President & CEO
July 12, 2005

Hiran Perera
Chief Financial Officer

AUDITOR'S REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Resverlogix Corp. as at April 30, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants
Calgary, Canada
July 12, 2005

CONSOLIDATED BALANCE SHEETS

Years ended April 30, 2005 and 2004

	2005	2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 8,424,837	$ 276,447
Marketable securities	3,678,613	2,883,371
Accounts receivable	79,473	–
Prepaid expenses	29,688	36,265
	12,212,611	3,196,083
Property and equipment (note 3)	545,412	500,358
Intellectual property and patents (note 4)	105,301	818
	$ 12,863,324	$ 3,697,259
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 412,805	$ 71,138
Current portion of equipment leases (note 5)	32,930	29,848
	445,735	100,986
Equipment leases (note 5)	–	32,930
Shareholders' equity:		
Common shares (note 6)	17,619,707	5,197,767
Preferred shares (notes 4 and 6)	50,000	50,000
Contributed surplus (note 6)	1,028,321	582,650
Warrants (note 6)	351,367	785,748
Deficit	(6,631,806)	(3,052,822)
	12,417,589	3,563,343
Nature of operations (note 1)		
Commitments (notes 4 and 8)		
Subsequent event (note 12)		
	$ 12,863,324	$ 3,697,259

See accompanying notes to the consolidated financial statements.

Signed on behalf of the Board:

Dr. William A. Cochrane
Chairman of the Board

Whitney O. Ward
Chairman of the Audit Committee

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

Years ended April 30, 2005 and 2004

	2005	2004
Revenue:		
Interest and other income	$ 185,787	$ 24,137
Realized gain on sale of marketable securities	35,030	–
	220,817	24,137
Expenses:		
Research and development	1,724,198	522,347
Research and development cost recoveries (note 10)	(147,479)	(160,213)
General and administrative	1,610,014	841,556
Stock-based compensation	510,501	582,650
Depreciation and amortization	144,925	145,521
Foreign exchange gain	(42,358)	–
Unrealized loss on marketable securities	–	28,700
Gain on disposal of capital assets	–	(586)
	3,799,801	1,959,975
Net Loss	3,578,984	1,935,838
Deficit, beginning of year	3,052,822	1,116,984
Deficit, end of year	$ 6,631,806	$ 3,052,822
Net loss per common share – basic and diluted	$ 0.17	$ 0.12
Weighted average number of common shares	20,561,048	16,055,477

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended April 30, 2005 and 2004

		2005		2004
Cash provided by (used in):				
Operations:				
Net loss	$	(3,578,984)	$	(1,935,838)
Items not involving cash:				
Stock-based compensation		510,501		582,650
Depreciation and amortization		144,925		145,521
Gain on sale of marketable securities		(35,030)		–
Issue of preferred shares for acquisition of technology		–		50,000
Unrealized loss on marketable securities		–		28,700
Gain on disposal of capital assets		–		(586)
		(2,958,588)		(1,129,553)
Changes in non-cash working capital:				
Accounts receivable		(79,473)		2,675
Prepaid expenses		6,577		(24,969)
Accounts payable and accrued liabilities		282,010		(62,536)
		(2,749,474)		(1,214,383)
Financing:				
Issue of common shares for cash, net of issuance costs		10,422,173		3,516,177
Proceeds from exercise of options and warrants		1,500,556		–
Other receivables		–		45,072
Equipment leases		(29,848)		(3,979)
		11,892,881		3,557,270
Investing:				
Marketable securities, net		(760,212)		(2,912,071)
Property and equipment additions		(183,785)		(129,617)
Patent additions		(110,677)		–
Non-cash investing working capital		59,657		–
Scientific research and experimental development capital refund (note 3)		–		85,334
Proceeds on disposal of property and equipment		–		33,620
		(995,017)		(2,922,734)
Increase (decrease) in cash and cash equivalents		8,148,390		(579,847)
Cash and cash equivalents, beginning of year		276,447		856,294
Cash and cash equivalents, end of year	$	8,424,837	$	276,447

See accompanying notes to the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years ended April 30, 2005 and 2004.

Resverlogix Corp. (the "Company") is a result of the acquisition of Resverlogix Inc. ("RI") on April 24, 2003 by Apsley Management Group Inc. ("Apsley"). The Company's primary business activity is the research and development of various drugs to reduce cholesterol and the treatment of cancer & fibrotic disease.

1 NATURE OF OPERATIONS

The Company is currently in the development stage and has no established commercial revenue and customer base.

The Company has the following projects under development:

(a) NEXVAS™:

The Company's lead technology NEXVAS is an ApoA1/high-density lipoprotein (HDL) enhancement program. ApoA1 is the key building block cardio protective protein of HDL (the good cholesterol). ApoA1/HDL enhancement technology focuses on the treatment of numerous cardiovascular diseases including the reversal of atherosclerotic plaque.

(b) TGF-ß Shield ™:

This technology is an approach to suppress the ability of cancers to avoid the immune system's cancer killing activity, and has been re-engineered to treat fibrotic diseases of the eye, liver, lung, heart and kidney. The initial technology was acquired in June 2003. In July 2004, the Company filed a patent application to protect the therapeutic applications of this technology.

Research and development expenditures on these projects are as follows:

	2005	2004	Cumulative since inception
NEXVAS	$ 1,560,581	$ 522,347	$ 2,210,581
TGF-ß Shield	163,617	50,000	313,617
	$ 1,724,198	$ 572,347	$ 2,524,198

As the Company has no established revenue base, it is reliant on equity financing for funding its projects under development. During 2005, the Company raised $11.9 million through private placements and the exercise of options and warrants, and at April 30, 2005, has $11.8 million of working capital including $12.1 million of cash and marketable securities. Management has concluded that it has sufficient working capital to fund its development and corporate operations beyond April 30, 2006.

2 SIGNIFICANT ACCOUNTING POLICIES

(a) Use of estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b) Capital assets:

Capital assets are recorded at cost and are depreciated on a straight-line or declining balance basis over their estimated useful lives as follows:

Assets	Method	Rate
Laboratory equipment	Declining balance	20%
Office furniture and equipment	Straight-line	5 years
Computer equipment	Straight-line	3 years
Computer software	Straight-line	3 years
Vehicles	Straight-line	5 years
Leasehold improvements	Straight-line	3 years

(c) Cash and cash equivalents:

The Company considers cash and short-term deposits with original maturities of three months or less as cash and cash equivalents.

(d) Marketable securities:

Marketable securities are liquid investments that are readily convertible to known amounts of cash and have original maturities greater than three months. They are carried on a portfolio basis at the lower of cost plus accrued interest and market value.

(e) Research and development costs and intellectual property:

Research costs are expensed in the period in which they are incurred. Development costs that meet the criteria specified by Canadian accounting standards are deferred and amortized over the life of the related project. Amounts expended on intellectual property that comprise in-process research and development is charged to operations. To date, no development costs have been deferred.

(f) Patents:

Costs incurred in obtaining patents, all legal expenses to file, revise and defend patents, and all regulatory body fees relating to the patents are capitalized. Patent costs are amortized on a straight-line basis over the estimated life of the respective patents, being 18 years. On an ongoing basis, management reviews the valuation, taking into consideration circumstances which might have impaired the value.

(g) Future income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted Canadian tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date.

(h) Per share amounts:

Basic per share amounts are calculated by using the weighted average number of shares outstanding during the year. In calculating diluted per share amounts, the Company follows the treasury stock method to determine the dilutive effect of stock options and warrants. The dilutive effect is calculated by assuming that outstanding stock options and warrants were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the year. Only dilutive instruments, where market value exceeds the exercise price, impact the calculation.

(i) Stock-based compensation plan:

For options or similar instruments granted to employees and non-employees after April 30, 2003, an amount equal to the fair value of the instrument on the date of grant is recorded as a charge to operations over the vesting period. The fair value of options and similar instruments is estimated on the grant date using the Black-Scholes option pricing model. Any consideration received upon exercise of the options and similar instruments together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in common shares.

3 PROPERTY AND EQUIPMENT

2005	Cost	Accumulated depreciation and amortization	Net book value
Laboratory equipment	$ 643,039	$ 189,987	$ 453,052
Office furniture and equipment	39,052	16,048	23,004
Computer equipment	81,760	39,633	42,127
Computer software	16,243	9,818	6,425
Leasehold improvements	75,231	54,427	20,804
	$ 855,325	$ 309,913	$ 545,412

2004			
Laboratory equipment	$ 505,138	$ 108,572	$ 396,566
Office furniture and equipment	28,096	9,168	18,928
Computer equipment	56,851	17,760	39,091
Computer software	14,865	4,748	10,117
Leasehold improvements	66,590	30,934	35,656
	$ 671,540	$ 171,182	$ 500,358

In 2004, property and equipment was reduced by $85,334 for a refund received from the Government of Canada's Scientific Research and Experimental Development tax incentive program. Lab equipment was reduced by $74,223, leasehold improvements by $9,486 and computer equipment by $1,625.

Included in property and equipment are laboratory equipment, office equipment and computer equipment under capital lease. At April 30, 2005, the cost and accumulated depreciation and amortization of the assets under capital lease was $91,738 and $42,492, respectively (2004 – $91,738 and $22,946, respectively).

4 INTELLECTUAL PROPERTY AND PATENTS

April 30, 2005	Cost	Accumulated amortization	Net book value
Acquired property (NEXVAS)	$ 818	$ 45	$ 773
Patents	110,677	6,149	104,528
	$ 111,495	$ 6,194	$ 105,301

April 30, 2004			
Acquired property (NEXVAS)	$ 818	$ –	$ 818

In June 2003, Resverlogix completed an intellectual property acquisition of a Cancer Suppression Therapy from its co-discoverers, Drs. Norman Wong and Koichiro Mihara. The technology is in the area of cancer therapeutics and involves stimulating the immune system to halt or kill the growth of cancer cells. In consideration for acquisition of the intellectual property, the Company agreed to pay each of the vendors: A) $50,000; B) a five per cent royalty on cumulative future licensing revenues of $20,000,000 and a 10 per cent royalty on future licensing revenues in excess of $20,000,000, only for

licensing revenues earned up to June 23, 2013 and only if a licensing agreement is signed by the Company with a third party by June 23, 2008; and C) 1,000,000 Series A first preferred shares convertible into common shares at a conversion rate of 1 share for each $8.00 in licensing revenues earned over $2,000,000, only for licensing revenues earned up to June 23, 2013 and only if a licensing agreement is signed with a third party by June 23, 2008. The conversion price is based on a common share price of $1.60 and is adjusted should the price of common shares exceed $2.00 per share at the time of conversion. If the price per common share exceeds $2.00, the number of common shares issued at the time of conversion is reduced by a ratio defined in the acquisition agreement. The cost of this acquisition has been included in research and development expenses.

In October 2004, the Company entered into an exclusive license agreement that expands the number of proprietary compounds that the Company can test, manufacture, market, sell or sublicense. The agreement expires on the later of 20 years or the expiration of the last patent covered under the license agreement. As consideration the Company paid an initial license fee of US $25,000. In addition, the Company is required to make additional payments of US $50,000 upon the discovery of each nutraceutical which contains a compound protected by the patent which will be used in a commercial context and a payment of US $300,000 upon the first enrolment of a patient into a regulatory approved Phase I clinical Trial for a pharmaceutical compound protected by the patent.

5 EQUIPMENT LEASES

The equipment leases are repayable in monthly installments of $2,899, including interest at 10 per cent. The leases mature in April 2006 and are secured by the related leased equipment. Principal payments on the equipment leases are as follows:

2006	$ 32,930

Interest of $4,934 (2004 – $7,960) relating to the equipment leases has been included in general and administrative expenses.

6 SHARE CAPITAL

(a) Authorized:

Unlimited number of common shares

Unlimited number of preferred shares issuable in series with rights as determined by the Board of Directors at the time of issue.

(b) Issued and outstanding:

Common shares	Number of shares	Amount
Balance, April 30, 2003	14,882,280	$ 1,876,226
Issued for cash in private placements	1,546,955	1,911,656
Issued for cash in short-form offering document	1,818,180	1,999,998
Issued on exercise of stock options	135,000	33,750
Share issue costs		(623,863)
Balance, April 30, 2004	18,382,415	5,197,767
Issued for cash in private placements	3,854,666	11,404,198
Issued on exercise of warrants	936,533	1,410,136
Issued on exercise of stock options	69,000	90,420
Transfer from warrants on exercise of warrants		714,145
Transfer from contributed surplus on exercise of options		64,830
Share issue costs		(1,261,789)
Balance, April 30, 2005	**23,242,614**	**$17,619,707**

In September 2004, the Company issued 188,000 common shares at $2.15 per common share for gross proceeds of $404,200. In November 2004 and January 2005, the Company issued 3,666,666 common shares at $3.00 per common share for gross proceeds of $10,999,998. In conjunction with the offering, the Company issued the agent 256,664 common share purchase warrants exercisable at $3.00 per share until May 23, 2006.

Share issue costs in 2005 include $279,764 (2004 – $194,636) in costs related to the estimated fair value of warrants granted to the Company's agent. The fair value was estimated using the Black-Scholes option pricing model (note 6(d)).

Series A Preferred shares	Number of shares		Amount
Balance, April 30, 2004 and 2005	**2,000,000**	**$**	**50,000**

(c) Stock options:

The Company has a stock option program whereby the Company may grant options to its directors, officers, employees and consultants for up to 10 per cent of the issued and outstanding common shares. The majority of options issued in 2005 vested immediately and have a one to four-year term. The majority of options issued in 2004 vested immediately and had a two to five-year term.

	2005			2004		
	Number of options		Weighted average exercise price	Number of options		Weighted average exercise price
Outstanding at beginning of year	**1,830,000**	**$**	**1.51**	1,340,000	$	1.46
Granted	**553,000**		**2.76**	625,000		1.35
Exercised	**(69,000)**		**1.31**	(135,000)		0.25
Outstanding at end of year	**2,314,000**	**$**	**1.82**	1,830,000	$	1.51
Weighted average remaining contractual life	**3.1 years**			3.9 years		

The following table summarized information about the options outstanding and exercisable at April 30, 2005.

Exercise Price	Number Outstanding	Weighted Average Remaining Life (years)	Number Exercisable
$1.16	28,000	3.3	28,000
$1.20	195,000	3.5	195,000
$1.25	60,000	.8	60,000
$1.50	273,000	2.8	273,000
$1.60	1,205,000	3.0	1,205,000
$2.25	473,000	3.4	324,000
$4.50	30,000	4.0	7,500
$6.50	50,000	4.0	12,500
$1.16 to $6.50	2,314,000	3.1	2,105,000

The weighted average fair value of the options granted during the year was $1.62 (2004 – $0.93) per option using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004
Risk free interest rate	**4%**	4%
Expected life	**1 to 4 years**	2 to 5 years
Expected volatility	**73%**	96%

(d) Warrants:

The following table summarizes the changes in common share purchase warrants outstanding:

	Number of warrants	Amount	Weighted average exercise price
Outstanding, April 30, 2003	729,768	$ 591,112	$ 1.60
Granted in connection with short form offering document	181,818	103,636	1.10
Granted in connection with private placement	140,000	91,000	1.25
Outstanding, April 30, 2004	1,051,586	785,748	1.47
Granted in connection with private placement	256,664	279,764	3.00
Exercised during period	(936,533)	(714,145)	1.50
Outstanding, April 30, 2005	**371,717**	**$ 351,367**	**$ 2.43**

The following table summarizes information about the common share purchase warrants outstanding and exercisable at April 30, 2005.

Outstanding	Exercise price	Expiry
19,768	$ 1.10	January 23, 2006
98,918	$ 1.25	February 20, 2006
253,031	$ 3.00	May 23, 2006
371,717		

The estimated fair value of the warrants granted has been recorded as share issue costs. The weighted average fair value of the warrants granted during the year was $1.09 (2004 – $0.60) per warrant, using the Black-Scholes option pricing model with the following weighted average assumptions.

	2005	2004
Risk-free interest rate	**4%**	4%
Expected life	**1.5 years**	2 years
Expected volatility	**73%**	96%

(e) Contributed surplus:

The changes in contributed surplus balance are as follows:

	Amount
Balance, April 30, 2003	$ –
Fair value of options granted	582,650
Balance, April 30, 2004	582,650
Options exercised	(64,830)
Fair value of options granted	510,501
Balance, April 30, 2005	**$ 1,028,321**

(f) Per share amounts:

The loss per share has been calculated based on the weighted average shares outstanding during the year of 20,561,048 (2004 – 16,055,477). The effect upon the conversion of stock options and warrants is anti-dilutive.

7 INCOME TAXES

The provision for income taxes differs from the amount which would be obtained by applying the combined federal and provincial income tax rate to the respective period's loss. A reconciliation of the expected tax and the actual provision for income taxes is as follows:

	2005	2004
Expected tax recovery – 34% (2004 – 36%)	**$ 1,216,900**	$ 696,900
Stock-based compensation	**(173,600)**	(209,800)
Other	**–**	(49,000)
Increase in valuation allowance	**(1,043,300)**	(438,100)
	$ –	$ –

The components of the net future income asset are as follows:

	2005	2004
Non-capital losses	**$ 930,000**	$ 440,300
Scientific research and experimental development expenditures	**872,100**	297,000
Share issue costs	**563,000**	233,000
Other	**(1,700)**	32,100
Less: Valuation allowance	**(2,363,400)**	(1,002,400)
	$ –	$ –

The Company has non-capital losses of approximately $2.8 million (2004 – $1.3 million) available to reduce future years' taxable income expiring from time to time up to 2011. The Company also has $3.0 million of scientific research and experimental development tax pools available to reduce future years' taxable income.

8 COMMITMENTS

As at April 30, 2005, the Company was committed to operating lease payments for office and laboratory premises as follows:

2006	$	93,276
2007		93,276
2008		93,276
2009		51,410
2010		19,835

The Company has an outstanding letter of credit for $60,000 from a Canadian chartered bank. The letter of credit is secured by a short-term investment.

A special bonus is payable to directors, officers and employees conditional on the sale of the Nexvas technology on or before April 30, 2007. The special bonus is subject to final approval by the Board of Directors.

9 FINANCIAL INSTRUMENTS

The fair value of monetary assets and liabilities, except the Company's marketable securities, approximate their carrying values, due to the short-term nature of these instruments. The market value of the marketable securities at April 30, 2005 was approximately $3.7 million (2004 – $2.9 million).

10 GRANTS

In June 2004, the Company signed an Industrial Research Assistance Program (IRAP) Contribution Agreement with the National Research Council of Canada (NRC). The contribution agreement represents a total up to $180,000 in funding from NRC to the Company. The IRAP Contribution Agreement will fund further development on its proprietary NEXVAS assay screening process. In 2005, $147,479 was recovered, indicated as research & development cost recoveries. Of that amount, $68,006 was received in the year and $79,473 remains outstanding and is shown in accounts receivable.

11 PAYMENT TO RELATED PARTY

In 2005, the Company paid consulting fees of $30,000 (2004 – $22,500) to an entity controlled by a director of the Company. The transactions were recorded at the amounts agreed to by the related parties.

12 SUBSEQUENT EVENT

On June 16, 2005, the Company announced a Normal Course Issuer Bid allowing the Company to repurchase up to 250,000 common shares during the period of June 24, 2005 to June 23, 2006 at the market price at the time of the repurchase. All common shares repurchased by the Company will be cancelled. Pursuant to the Normal Course Issuer Bid, the Company has acquired 50,300 of its common shares.

RESVERLOGIX

ANNUAL INFORMATION FORM

FORM 51-102F2

Fiscal Year-Ended April 30, 2005

July 12, 2005

TABLE OF CONTENTS

ABBREVIATIONS

In this Annual Information Form, the following terms shall have the following meaning, unless otherwise defined elsewhere in this Annual Information Form:

"ABCA"	means Business Corporations Act (Alberta)
"Apsley"	means Apsley Management Group Inc.
"CPC"	means Capital Pool Company
"CVD"	means Cardiovascular Disease
"Corporation"	means Resverlogix Corp.
"HDL"	means high-density lipoprotein
"IND"	means Investigational New Drug
"IP"	means Intellectual Property
"LDL"	means low-density lipoproteins
"R&D"	means Research and Development
"RCT"	means Reverse Cholesterol Transport
"Resverlogix"	means Resverlogix Corp.
"Common Shares"	means common shares of Resverlogix Corp.

GLOSSARY

ApoA1	A 28 kDa apolipoprotein protein.
Apolipoprotein	The protein component of a lipoprotein.
Assay	A laboratory rest to identify and/or measure the amount of a particular substance in a sample.
Biopharmaceutical	A pharmaceutical derived through the greater understanding of biotechnology.
Cancer	Disease in which abnormal cells divide without control.
Cardiovascular Disease	Disease relating to the heart and blood vessels (CVD).
Cholesterol	Cholesterol is an essential component of all tissues and cells. However, it is a double-edged sword because cholesterol that is unused by tissues and cells may accumulate in blood vessels and is associated with increasing the risk for heart attacks and strokes. There are two major pathways for the movement of cholesterol in the body, one that delivers cholesterol from the liver or dietary sources to peripheral tissues, and one that returns cholesterol back to the liver for elimination from the body.

This latter process is known as Reverse Cholesterol Transport and is considered an important target for anti-atherosclerotic drug therapy. Under healthy conditions cholesterol delivery to cells and reverse cholesterol transport back to the liver are balanced. If this equilibrium is shifted in favor of cholesterol delivery over its elimination (as might occur when a high fat diet is regularly consumed), excess cholesterol starts accumulating in the body, resulting in elevated blood cholesterol.

Clinical Trials/Study:	Any investigation in human subjects intended to discover or verify the clinical, pharmacological and /or other pharmacodynamic effects of an investigational product(s). A Clinical Trial can also be used to identify any adverse reactions to an investigational product(s), and/or to study absorption, distribution, metabolism and excretion of an investigational product(s) with the object of ascertaining its safety and/or efficacy. The terms clinical trial and clinical study are synonymous.
Drug:	Is any substance that can be used to modify a chemical process or processes in the body.
Diabetic Mellitus	The most prevalent form of diabetes mellitus is type 2 diabetes. This disorder typically makes its appearance later in life. The underlying metabolic causes of type 2 diabetes are the combination of impairment in insulin-mediated glucose disposal (insulin resistance) and defective secretion of insulin by pancreatic β-cells. Insulin resistance develops from obesity and physical inactivity, acting on a substrate of genetic susceptibility.
FDA:	The abbreviation for the Food and Drug Administration. It is the United States governmental agency responsible for the evaluation and approval of drugs and medical devices.
Fibrosis:	The development of excess fibrous connective tissue in an organ.
Genome	The total sum of genes and additional DNA present in the chromosomes of a particular organism. Thus, the complete set of DNA sequences present in the twenty-three chromosomes of a human is referred to as the human genome.
HDL	High-density lipoprotein – (see lipoproteins).
Hypercholesterolemia	A term for abnormally high concentrations of cholesterol present in the bloodstream which can lead to heart disease, hardening of the arteries, heart attacks and strokes.
Hypertension	When the blood flows through the vessels at a greater than normal force which strains the heart, harms the arteries, and increases the risk of heart attack, stroke, and kidney problems.
in vitro:	Experimental procedure conducted artificially (in a test tube).
in vivo:	Experimental procedure conducted in a living organism.
IND :	Abbreviation for "investigational new drug." An investigational new drug application by the FDA before a drug can be tested in humans in clinical trials.

LDL	Low-density lipoprotein – (see lipoproteins).
Lipid	Molecules which are insoluble in water but soluble in organic solvents. Lipids are the naturally occurring structural components of the membranes which surround all cells.
Lipoproteins	A complex of one or more lipids bound to one or more proteins. In humans, lipoproteins transport water-insoluble fats in the blood and are classified by their density: very low-density lipoproteins (VLDLs), low-density lipoproteins (LDLs) and high-density lipoproteins (HDLs).
Lymphocyte	A lymphocyte is a type of white blood cell present in the blood. A cell is the smallest, most basic unit of life that is capable of existing by itself. White blood cells help protect the body against diseases and fight infections.
Nutraceuticals	Food or portion of food (e.g., vitamins, essential amino acids) that possesses medical or health benefits to the organism that consumes that nutraceutical.
Pharmacodynamics:	The study of the mechanisms of actions of a drug, the relationship between how much drug is in the body and its effects.
Pharmacokinetics:	The study of the metabolism and action of drugs, with particular emphasis on the time required for absorption, duration of action, distribution in the body, and excretion.
Pharmacology:	The study of drugs and dietary supplements and their origin, nature, properties, and effects upon living organisms.
Phase I	A Phase I clinical trial is a small-scale test of the safety of a new drug.
Phase II	Phase II is the second clinical trial in humans, usually in patients rather than healthy volunteers.
Phase III	If a drug looks promising in a Phase II clinical trial, it moves into Phase III to test the drug's safety and efficacy in a controlled setting.
Phase IV	At this phase, companies may also determine additional indications for the product/compound for which they could submit a supplemental NDA (sNDA).
Pre-clinical:	Refers to the animal testing phase prior to when a drug is first tested in human subjects.
Reagents	Sources of biological or chemical material that can be used as the starting blocks in laboratory experiments. Reagents can range from chemicals needed to perform a particular chemical reaction, constituents of a laboratory protocol, or clones to be used in a large-scale gene expression study.
Resveratrol	Also known as 3, 5, 4 trihydroxy stilbene, it is a phytochemical that is produced by certain plants in response to "wounding" (e.g., by fungal growth on plant) or other stress. Plants that produce resveratrol include red grapes, mulberries, soybeans, and peanuts. Resveratrol inhibits cell mutations, stimulates at least one enzyme that can inactivate certain

	carcinogens, and (when consumed by humans) contributes to a low incidence of cardiovascular disease.
Statins	These drugs block cholesterol production in the body by inhibiting the enzyme called HMG-CoA reductase in the early steps of its synthesis in the mevalonate pathway.
Transcription	The process of copying information from DNA into new strands of messenger RNA (mRNA). The mRNA then carries this information to the cytoplasm, where it serves as the blueprint for the manufacture of a specific protein.
Toxicology:	The study of the harmful effects of substances on the body, including the level of toxicity, the mechanism by which toxicity occurs and how it can be controlled.
TGF-Beta:	Transforming Growth Factor Beta (TGF-Beta) is a multifunctional peptide that controls proliferation, differentiation, and other functions in many cell types.
TPD:	Therapeutic Products Directorate, a Canadian Government Agency that is responsible for the regulation and approval of the sale of drugs and diagnostics in Canada.

This Annual Information Form contains forward-looking statements reflecting the Corporation's current expectations. Investors are cautioned that these forward-looking statements involve risks and uncertainties, including, without limitation, product development delays, the ability to attract and retain business partners, future levels of government funding, competition from other biotechnology companies and the ability to provide the capital required for research, operations and marketing. These factors should be carefully considered and readers should not place undue reliance on the Corporation's forward-looking statements. Actual events may differ materially from current expectations due to risk and uncertainties.

1. CORPORATE STRUCTURE

Name and Incorporation

Resverlogix Corp. (formerly Apsley Management Group Inc.) (the "Corporation" or "Resverlogix") is the corporation resulting from the reverse takeover of Apsley Management Group Inc. (the corporation prior to completion of the Qualifying Transaction referred to herein as "Apsley"), a Capital Pool Company ("CPC"), by Resverlogix Inc. Apsley was incorporated pursuant to the provisions of the *Business Corporations Act* (Alberta) on August 17, 2000.

On April 25, 2003, the Corporation acquired the shares of the private corporation, Resverlogix Inc. as part of its Qualifying Transaction, and pursuant to an acquisition agreement (the "Acquisition Agreement"), Resverlogix Inc. shareholders received one (1) common share of Apsley for each one (1) Resverlogix Inc. share held. Resverlogix Inc. became a wholly owned subsidiary of the Corporation and the Corporation changed its name from Apsley Management Group Inc. to Resverlogix Corp.

On February 07, 2005, Resverlogix Inc. and Resverlogix Corp. were amalgamated under "Resverlogix Corp." pursuant to subsection 184(1) of the *Business Corporation Act* (Alberta). On February 11, 2005, the Corporation created a wholly-owned subsidiary registered as 1152837 Alberta Ltd. under section 6 of the *Business Corporation Act* (Alberta). On July 05, 2005, the Corporation changed the name of 1152837 Alberta Ltd. to RVX Therapeutics Inc.

The head and principal office of the Corporation is located at 202, 279 Midpark Blvd. S.E., Calgary, Alberta, T2X 1M2. The registered and records office is suite 751 – 8th Avenue S.W., Calgary, Alberta, T2P 3P2.

Intercorporate Relationships

RVX Therapeutics Inc., incorporated by a Certificate of Incorporation under the ABCA on February 11, 2005, is a wholly-owned subsidiary of the Corporation. References to the business operations or financial condition of the Corporation or Resverlogix include RVX Therapeutics Inc.

2. GENERAL DEVELOPMENT OF THE BUSINESS

Product Overview

The Corporation is a Canadian biotechnology company applying advanced medical research and development to expedite the intended commercialization of novel bio-pharmaceuticals. Currently, Resverlogix is developing three novel research and development technologies for important global medical markets with significant unmet needs. The first, NEXVAS™, is a cardiovascular program that focuses on methods to increase the serum levels of ApoA1, the primary component of HDL, the "Good Cholesterol". Research shows that increasing HDL reduces atherosclerotic plaque build-up through a process called Reverse Cholesterol Transport. High levels of HDL correlate with a significantly lower risk of cardiovascular disease. Cardiovascular disease is the number one cause of premature death in advanced societies around the world. The Corporation's objective is to commercialize a proprietary

platform technology that will allow Resverlogix to identify, develop and license therapeutic compounds, which enhance the levels or function of HDL. The Corporation's secondary program, TGF-Beta Shield™, is a platform technology in development to treat cancers and fibrotic diseases. The TGF-Beta Shield™ Cancer therapy employs a novel approach that enhances the immune system's ability to target and attack cancerous cells. The fibrotic disease therapy utilizes an immunomodulating methodology for the prevention and reduction of unfavorable scarring of the eye, heart, kidney, lung and liver.



RESVERLOGIX
SECONDARY
PRIMARY
SECONDARY
Research & Development Areas
Cancer
Cardiovascular Disease
Fibrotic Diseases
TGF-Beta Shield™ Program
ApoA1 Assay Program
NEXVAS™ Vascular Development Program
Fibrosis Program
© Resverlogix Corp.

Figure 1: Resverlogix R & D Pipeline

Resverlogix's lead technology, NEXVAS™, initiated with research on the epidemiological observation termed the "French Paradox". This paradox refers to the observation that the French population suffers from one-third the incidence of cardiovascular disease of the North American population despite a comparable high fat diet. The French Paradox has been correlated to the higher quantities of red wine consumed by the French population compared to that consumed by the North American population. Resveratrol, a highly abundant compound found in the skin of red grapes and thus found in significant quantities in red wine, is recognized to reduce the incidence of cardiovascular disease; although the mechanisms through which this occur remain a topic of debate, with several competing hypotheses.

The Corporation created a cell-based *in vitro* assay that was used to determine the ability of test compounds to increase expression of ApoA1. Resverlogix identified that resveratrol up-regulates ApoA1, the major protein substituent of HDL. To utilize this, Resverlogix developed a screening method to identify novel synthetic compounds that increase the expression of ApoA1, and are therefore good therapeutic candidates for the treatment of cholesterol-associated cardiovascular disease.

The Corporation's novel cardiovascular technology program, NEXVAS™, is the culmination of further in-house development and critical improvements to these initial discoveries. Subsequent research and development have resulted in the design, screening and development of novel synthetic drug candidates. The leading compounds to date, RVX208, RVX308, RVX408 hold promise as potent therapeutic agents for the treatment of cardiovascular diseases through the up-regulation of ApoA1.

TGF-Beta Shield™ Program is developing an immunomodulating approach to antagonize Transforming Growth Factor-beta (TGF-β) to treat cancers and fibrotic diseases. TGF-β, an essential growth factor that regulates cell proliferation and differentiation, is used by some cancers to evade host defenses by actively suppressing the immune system's cancer-killing activities. TGF-Beta Shield™ program is directed toward the potential development of a therapeutic agent that antagonizes TGF-β to enhance the body's ability to launch natural immune response against cancer. Current preclinical data shows the therapeutic agent's ability to meaningfully reduce cancer growth in animal models. Resverlogix is completing animal model studies to prepare the technology for further pre-clinical and toxicology testing.

Resverlogix is also adapting TGF-Beta Shield™ technology to treat fibrotic diseases. Under undesirable conditions, TGF-β is a potent growth factor causing scarring, fibrogenesis, and pathological synthesis and deposition of connective tissue. Using a novel approach with a natural occurring protein, which has been demonstrated by Resverlogix to inhibit TGF-β, Resverlogix is developing a therapy to treat fibrotic disease. Resverlogix is pursuing this technology platform to produce effective novel therapies for the prevention and reduction of damage in key organs such as the eye, heart, kidney, lung and liver.

Three Year History

Resverlogix Inc. was co-founded by Don McCaffrey, Dr. Norman Wong and Wayne Chiu. The Corporation was incorporated to carry forward the commercialization of ApoA1 Gene Expression technology established by Dr. Norman Wong.

This initial technology is based on advances in understanding mechanism(s) to regulate the expression of HDL. Resverlogix anticipates based on its advancements of this technology to date, will enable the Corporation to achieve its goal of becoming a leader in the development of new pharmaceutical or nutraceutical products which will raise HDL, and thus, enhance RCT in reducing total body cholesterol.

In May 2002, the Corporation entered into a Letter of Intent for the purposes of completing a Qualifying Transaction. Prior to the Qualifying Transaction, the Corporation did not conduct operations of any kind other than engaging in discussions and negotiations for the purpose of identifying and evaluating potential acquisitions of interests in commercially viable businesses or assets.

In February 2003, the Corporation entered into the Acquisition Agreement which outlined the terms and conditions of the Qualifying Transaction. Pursuant to the Acquisition Agreement, the security holders of Resverlogix Inc. received one (1) Resverlogix common share for each Resverlogix Inc. Common Share. The Shares were issued to Resverlogix Inc. shareholders at a deemed issue price of approximately $1.60 per Share.

The Corporation's shares began trading under the symbol "RVX" on the TSX Venture Exchange effective April 25, 2003.

In May 2003, the Corporation officially opened its state-of-the-art laboratory, located in the Alastair Ross Technology Centre, managed by Calgary Technologies Inc. Dr. Norman Wong has assembled a science team possessing strong academic backgrounds and prior research lab experience. This science team is methodically being expanded as the Corporation advances its science through the drug discovery process.

In October 2003, the Corporation announced that it had been assigned a filed patent application for novel polyphenol derivatives for use in the treatment of numerous cardiovascular diseases including atherosclerosis, hypertension, and dyslipidemia.

On November 27, 2003, the Corporation completed a non-brokered private placement of 146,353 Common Shares of the Corporation at a price of $1.10 per Common Share raising total gross proceeds of $160,989. On January 23, 2004, the Corporation completed a short form offering document financing of 1,818,180 Common Shares of the Corporation at a price of $1.10 per Common Share for total gross

proceeds of $1,999,998. On February 20, 2004, the Corporation completed a private placement for 1,400,000 Common Shares at a price of $1.25 per share, for gross proceeds of $1,750,000.

In June 2004, Resverlogix announced the signing of an Industrial Research Assistance Program (IRAP) Contribution Agreement with the National Research Council of Canada. The contribution agreement represents a total of up to $180,000 in funding from NRC to Resverlogix. The IRAP Contribution Agreement is funding further development by the Corporation on its novel proprietary ApoA1 assay screening process.

In July 2004, Resverlogix announced the signing of a research and licensing agreement with Cargill, Incorporated. The Corporation has used its technology to further the interests of the Cargill Health & Food Technologies business unit. The resulting License Grant will give Cargill worldwide rights for the fields of use connected with food, beverage and dietary supplements for humans and animals. All pharmaceutical and/or therapeutic uses, human, or veterinarian, remain the sole property of Resverlogix. Terms of the agreement include a deposit and success payments, as well as provisions for ongoing royalties. Resverlogix is fully compensated for all lab work and development costs.

In September 2004, Resverlogix announced the filing of a patent application covering a novel anti-fibrotic therapeutic technology. This newest patent filing is based on novel intellectual property that was discovered while advancing research on Resverlogix's cancer program, known as TGF- Beta Shield™. This advancement of TGF-Beta Shield™ technology into fibrotic diseases represents Resverlogix's third major therapeutic area in which the Corporation has established intellectual property.

On November 23, 2004, the Corporation closed a $7,918,899 Brokered Private Placement. Resverlogix issued 2,639,633 common shares at $3.00 per common share, which was the first tranche of an announced total financing of $11 million. As a continuation of the previously announced $11 million placement, on January 7, 2005, the Corporation closed a $3,081,099 Brokered Private Placement. Resverlogix issued 1,027,033 common shares at $3.00 per common share.

On January 17, 2005, Resverlogix listed its common shares on the TSX. This graduation from TSX Venture Exchange to the TSX was an achievement of a business milestone that the Corporation had set to broaden its shareholder base. The share trading volume since being listed on the TSX has increased over 100% as compared to the last 3-month average just prior to being listed on the TSX.

On February 07, 2005, Resverlogix Inc. and Resverlogix Corp. were amalgamated under "Resverlogix Corp." pursuant to subsection (184)(1) of the *Business Corporation Act* (Alberta). On February 11, 2005, the Corporation created a wholly-owned subsidiary registered as 1152837 Alberta Ltd. under section 6 of the *Business Corporation Act* (Alberta). On July 05, 2005, the Corporation changed the name of 1152837 Alberta Ltd. to RVX Therapeutics Inc.

During the year, the Corporation announced a request for proposal (RFP) process with several leading global life science organizations for an exclusive standstill agreement regarding its NEXVAS™ technology in cardiovascular disease. Resverlogix also announced the Corporation is focusing its candidate selection to two specific groups although it will not disqualify any candidate until the Corporation can officially conclude a formal agreement.

Significant Acquisitions

In May 2003, Resverlogix completed an intellectual property acquisition of a cancer suppression therapy from its co-discoverers Dr. Norman Wong, an insider of the Corporation, and Dr. Koichiro Mihara. The technology is in the area of cancer therapeutics and involves stimulating the immune system to kill cancer cells. The acquisition involved a payment of $100,000, issuance of 2,000,000 Series A preferred shares and a royalty agreement based on future licensing fees.

The convertibility of the preferred shares to Common Shares and royalty fees are subject to the Corporation completing a licensing deal on or before June 23, 2008. If the Corporation completes a

licensing deal prior to June 23, 2008 then both the royalty fee agreement and the eligibility of preferred shares for conversion will expire on June 23, 2013. The royalty agreement states that the discoverers are eligible to receive 10% of the license fees earned up to $20 million and 20% on funds in excess of $20 million. Each preferred share will be convertible into one Common Share of the Corporation for every $4.00 in licensing fees in excess of $2 million received from the cancer therapy. This conversion formula is reduced by a ratio defined in the agreement should the price of Common Shares be above $2.00 at time of conversion.

In October 2004, the Corporation acquired the license right to an issued patent which expands the number of proprietary compounds that the Corporation can test, manufacture, market, sell or sublicense. The agreement expires on the later of 20 years or the expiration of the last patent covered under the license agreement. As consideration, the Corporation paid an initial license fee of U.S. $25,000. In addition, should the Corporation choose to select a compound protected by the patent as a nutraceutical in a commercial context, the Corporation is required to make an additional one-time payment of U.S. $50,000. Should the Corporation choose to select a compound protected by the patent as a pharmaceutical compound and proceed into regulatory approved Phase I Clinical Trial, then a one-time payment of U.S. $300,000 is required to be paid.

Trends

The industry for the treatment of cardiovascular diseases has been focused on lowering HDL, however the industry is seeing a shift in focus directed at HDL therapies. Treatment for dyslipidemia was the top selling drug therapy class in 2004 with sales of US $30 billion. Statins, the most effective pharmacological means of lowering LDL cholesterol account for over 80% of the prescriptions within this category. The second and third biggest selling drugs in this category (Merck's *Zocor* and BMS's *Pravachol*) will have their patents expire in 2005 and Pfizer's *Lipitor*, the world's biggest selling drug with 2004 sales of $US 10.9 Billion, will have its patents expire in 2010. A strategic imperative for these leading pharmaceutical firms is to introduce a new category of drugs that will supersede statins in addressing the huge and still growing medical unmet need in the dyslipidemia market segment. Recent landmark clinical studies indicate that focus on increasing ApoA1/HDL levels will have a superior effect in reducing risk of mortality by virtue that they have the ability at reverse plaque levels of patients. Resverlogix, with it expertise in ApoA1/HDL enhancement therapy and its broad patent portfolio is ideally positioned to capitalize the largest market segment in the $500 Billion life sciences industry, global pharmaceutical market.

For an outline of further trends, commitments, or uncertainties associated with the Corporation's operations, reference is made to Management's Discussion and Analysis of the financial condition and results of the Corporation's year ending April 30, 2005, which is filed on www.sedar.com.

3. NARRATIVE DESCRIPTION OF BUSINESS

Overview

Resverlogix Corp. focuses on the development and commercialization of new technologies for the treatment of CVD, cancer and fibrotic diseases, while pursuing revenue opportunities in other sectors based upon its scientific expertise. The Corporation is committed to applying innovation, integrity, ethics, and sound business principles in its approach to deliver solutions for the reduction of unmet human diseases.

The Corporation's lead technology program, NEXVAS™ is focused on therapeutic agents that increase ApolipoproteinA1 (ApoA1) that increases high-density lipoproteins (HDL). NEXVAS™ ApoA1 therapy is expected to offer substantial advantages over current treatments currently available for patients suffering from dyslipidemia. NEXVAS™ also holds promise in certain applications for the nutraceutical market.

Resverlogix's priority in the next 12 months is to develop NEXVAS™ technology, as the Corporation believes that the area of cardiovascular research is and will continue to be in strong demand due to the shift in focus from LDL reducing drugs to HDL increasing technology.

The Corporation's second technology program, TGF-Beta Shield™, is a Transforming Growth Factor-beta (TGF-β), a growth factor that regulates cell proliferation and differentiation, suppression therapy which uses an adoptive immunotherapeutic approach as a potent anti-cancer treatment. The Corporation plans to advance this technology with further animal model validation and toxicology studies to reach the IND filing stage. The Corporation is currently developing TGF-Beta Shield™ in other important life science markets, such as proliferative disorders (fibrosis), where critical current unmet medical needs still persist. In addition, the Corporation plans to continue pre-clinical development of TGF-Beta Shield™ for this therapeutic area.

Corporation's Business Model

The Corporation operates from a business model in which it positions itself as a research and development company focused on the development of novel technology platforms for important medical markets with unmet needs. The Corporation will look for licensing opportunities and alliance partners that are best suited to bring these technology platforms to successful end stage market use, including potential standstill agreements with a partner to share exclusive R & D progress for a fixed evaluation period.

The Corporation's management will continue to determine what commercial opportunities will achieve the highest projected rate of return on shareholder's investment at any given point through the development of its research technology. The option of developing technologies into the latter stages of clinical trials may be pursued. However, the Corporation is most likely to position itself to eliminate the expensive development costs of later stage clinical trials. The Corporation will focus on the early stages of drug development up to IND application and Phase I in human studies.

NEXVAS™ Cardiovascular Disease Therapy

Biology of Cardiovascular Disease – Cholesterol



For nearly half a century, CVD has been the number one cause of mortality and morbidity in the United States and in most of the Western world, exceeding cancer. In the United States CVD's affect more than 70 million Americans and the estimated economic impact on the health care system is $393B annually. The most prominent form of cardiovascular disease is atherosclerosis, and according to the American Heart Association, atherosclerosis is the leading cause of death and disability in the United States. One of the key components of atheroscelerosis is the buildup of sticky deposits (plaque) in the artery walls. This occurs when there is too much cholesterol in the blood. These plaques narrow the artery, and obstruct or even block the flow of blood to the heart, brain, and other organs. At its worst, atherosclerosis can lead to heart attacks. In United States, approximately 1.1 million people had heart attacks (or "myocardial infarctions") in 2002, and approximately 250,000 died.

While the exact events that lead up to a heart attack are just beginning to be understood, recent findings suggest that one occurs when a cholesterol-laden atherosclerotic plaque ruptures causing blood passing through the artery to clot. The blood clot will then clog the artery, and stop blood from flowing to the part of the heart that it supplies. Although no types of cholesterol plaque are thought beneficial, one particular type - "vulnerable unstable plaques" - is thought to cause over 80% of heart attacks. These plaques are particularly susceptible to rupture because they contain a very large lipid core, surrounded by a very thin fibrous cap.

One of the most successful strategies for preventing heart attacks is the proper management of cholesterol levels. By keeping cholesterol low, the lipid core of the vulnerable plaques does not form, or remains small, and therefore the likelihood of a rupture is decreased.

In the context of atherosclerosis and cardiovascular disease, cholesterol has been commonly misunderstood. However, cholesterol is actually vital to a person's life and is essential to the proper functioning of a person's cells. Cholesterol is a main constituent of cell membranes, for example, and without a sufficient amount cells would not survive. Cholesterol is also one of the main building blocks of many of the body's messengers such as hormones. Because of its importance to basically all cells in the body, the body has developed a sophisticated system to ensure a sufficient supply. The body actually has two sources of cholesterol. Although some is derived from the diet and food that is eaten, a large amount is also produced within the body's own cells and organs via natural synthesis in the liver and intestines. Cholesterol is transported throughout the body in the blood, where it is carried by special molecules called lipoproteins. The transport of cholesterol is actually a very tricky problem, because cholesterol itself is "lipophilic", meaning that it is not very soluble in water and hence can't simply be dissolved in the blood. Lipoproteins are quite ingenious carriers for cholesterol. Lipoproteins have a hydrophobia lipid core surrounded by proteins and polar lipids. The protein coat is made up of special proteins called apolipoproteins that contain very hydrophilic, or water soluble, regions. On the inside of the lipoprotein is the lipid (also known as "fat") core, where the cholesterol ester sits. The apolipoprotein coat allows the cholesterol to be dissolved in the blood, and hence carried by it throughout the body. The composition of these particles can be compared to the candy 'Smarties™'- the candy coating is equivalent to the protein make up of the particle and the chocolate inside are the lipids, including cholesterol.

Low density lipoproteins (LDL) particles are very large, and contain a significant amount (~40%) of cholesterol. These carriers are thought to be mainly responsible for taking newly produced, or newly eaten cholesterol from the gut to the other organs of the body. LDL levels correlate with the amount of cholesterol being eaten or produced by the body. The more LDL there is, the more cholesterol there is sloshing around in a person's arteries, and hence the higher the chance of some of that cholesterol coalescing to form a plaque. High density lipoprotein (HDL) removes excess cholesterol from the organs and arteries, and transports it back to the liver for elimination from the body. HDL is involved in the process of clearing the arteries, and removing cholesterol from the body. HDL's action of bringing the cholesterol from the arteries, back to the liver, is known as Reverse Cholesterol Transport (RCT). The more HDL there is, and the more RCT there is, the better the body is at keeping the arteries clean.


LDL Deposits Cholesterol
Current Therapies Block LDL Production in Liver
LIVER
HDL Removes Cholesterol
NEXVAS™ Program Compounds Increase ApoA1 Synthesis
Cholesterol is excreted from the body after being metabolized by the liver
LOW-DENSITY LIPOPROTEIN
HIGH-DENSITY LIPOPROTEIN
ARTERY
Discoidal HDL
Mature HDL
CHOLESTEROL DEPOSIT
LDL Depositing Cholesterol in Arteries Increasing risk of Atherosclerosis
HDL Removes Cholesterol from Arteries Atherosclerosis Protection and Regression

Figure 2: Image of Reverse Cholesterol Transport (RCT)

In most young, healthy people there is a tight balance between the amount of cholesterol that is delivered to the arteries and organs by LDL, and the amount that is subsequently cleared by HDL. However, as people age or eat too many cholesterol laden foods, an imbalance can develop where there is too much

cholesterol being deposited in the arteries and organs by LDL, and too little being cleared by HDL. In particular, if there are too high levels of LDL, and too low levels of HDL, then cholesterol can accumulate in the artery walls, and atherosclerotic plaques form.

Cholesterol Current Market

Many therapeutic strategies to prevent cardiovascular disease and atherosclerosis center on controlling cholesterol levels. Low cholesterol, low fat diets are often recommended for people at risk of a heart attack. The "statins", such as Lipitor and Zocor, are the most widely prescribed therapeutics for the management of high cholesterol. Statins, focused on decreasing LDL, is one of the fastest growing therapeutic class within the dyslipidemia market, with $26.6 billion (US) in sales in the year 2004, an increase of 11.8% from prior year.

Table 1: Cholesterol Drug Market with current Statin Drugs

Pharmaceutical Company	Product	2004 Annual Sales ($US)	Patent Expiry
Pfizer	Lipitor	$10.9 Billion	Dec. 2010
Merck	Zocor	$5.2 Billion	Dec. 2005
Bristol-Myers Squibb	Pravachol	$2.6 Billion	Oct. 2005
Sankyo	Mevalotin	$1.9 Billion	July 2003
Schering-Plough	Zetia	$1.0 Billion	Oct. 2007
Astra-Zeneca	Crestor	$0.9 Billion	June 2012
Others	-	$4.1 Billion	-
Total		$26.6 Billion	

SOURCE: Company info, Med Ad News and IMS data

As noted above in Table 1, the second and third biggest selling drugs in this category (Merck's *Zocor* and BMS's *Pravachol*) will have their patents expire in 2005 and Pfizer's *Lipitor*, the world's biggest selling drug with 2004 sales of $US 10.9 Billion, will have its patents expire in 2010, but are likely to file new patents on additional therapeutic aspects to extend the patent life, known as Layering. Japanese firm Sankyo is marketing a reformulated Pravachol under their mark Mavalotin whose patent has already expired. Therefore, these pharmaceutical firms are expecting competition from generic statins and over-the-counter (OTC) name brands in the near future. It is assumed that price competition and significant drop in volume for brand-name drugs will be the consequence by the introduction of OTC drugs in this category. A strategic imperative for these leading pharmaceutical firms is to introduce a new category of drugs that will supersede statins in addressing the significant and still growing unmet medical need in the dyslipidemia market segment.

Recent landmark clinical studies indicate that focus on increasing ApoA1/HDL levels will have a superior effect in reducing risk of mortality by virtue that they have the ability to reverse plaque levels of patients. Resverlogix, with it expertise in ApoA1/ HDL enhancement therapy and its broad patent applications are ideally positioned to capitalize in this market.

Market size - growth rate

The cholesterol lowering drug category has experienced double digit growth rates in the last few years. The year over year growth rate in 2002 was 12%, in 2003 was 10% and in 2004 as mentioned above was 11.8%. There is a realization within major developed countries that the aging demographic profile and the inactive lifestyle of the new generations are creating a significant health concern in terms of cardiovascular risk and cholesterol management. As such, many national governments are actively recommending to their medical communities proactive management of cholesterol issues. This is also highlighting that the respective populations may not have been adequately diagnosed and treated. For example, a study of the U.S. market utilizing 2002 data indicated that only 49% of dyslipidemia patients are diagnosed as having dyslipidemia and only 47% of those patients diagnosed are treated with prescription drugs. The focus by national health care systems to treat both the "undiagnosed" and the

"untreated" patients to reduce the overall burden of CVD is expected to create a greater demand for cholesterol reducing drugs.

Furthermore, it is expected the new emerging middle classes in developing countries such as China, India, Russia and Eastern Europe will create an expanded market demand. In summary, market forces indicate that this observed double-digit growth rate for cholesterol management therapy is likely to continue into the future to maintain its status as the number one therapy class within the $US 550 billion global pharmaceutical industry.

Biology of High Density Lipoproteins (HDL) and Apolipoprotein A1

The major protein component of HDL is a 28kDA protein called ApoA1, which accounts for 70% of the total HDL particle. The abundance of this protein predicts the amount of HDL in the blood. ApoA1 alone or as part of HDL has anti-atherogenic properties. Patients showing elevated levels of ApoA1/HDL have a decreased risk of CVD regardless of their total cholesterol level.

Several recent clinical studies have supported the role of HDL in clearing cholesterol from the body, and thus decreasing the risk of heart disease. For example, low levels of HDL are known to be a risk factor for heart disease, and a study recently completed at the Cleveland Clinic suggested that people with low HDL have a lower survival rate following coronary artery bypass surgery. The Veterans' Affairs Cooperative Studies Program showed that men who took a lipid regulating drug for five years had a 6% increase in HDL levels, resulting in a 22% risk reduction in death due to coronary artery disease, heart attack, or stroke.


ApoA1
Apo E
Phospholipid
Cholesterol Ester
Apo C
ApoA-II
Unesterified
Cholesterol
Triglyceride
ApoA1
Apo C

Figure 3: Resverlogix Model of High Density Lipoprotein

Resverlogix's NEXVAS™ Program

Resverlogix is focused on developing a physiological approach to increase ApoA1 and HDL plasma concentrations for the treatment of cardiovascular diseases.

The Corporation has employed an ApoA1 assay in ongoing compound screening efforts to identify therapeutic candidates that may increase serum HDL and regulate reverse cholesterol transport in the human patient. The assay is a laboratory test to identify and measure the ability of a small molecule (or compounds) to regulate ApoA1 expression. Several novel classes of small molecules have been identified that modulate the expression of ApoA1. Current efforts are focused on generation and

optimization of select compounds for efficacy, pharmacokineteics, and toxicology in various animal models. Resverlogix has engaged leading experts and research institutions to further develop scientific evidence in well-established animal models to provide additional *proof-of-principle* experiments. For example, Resverlogix has entered into a collaboration agreement with Dr. Prediman K. Shah at Cedars-Sinai Medical Center in Los Angeles, California. Dr. Shah is world-renowned and is the Director of the Division of Cardiology and the Atherosclerosis Research Center at Cedars-Sinai.

Resverlogix is advancing NEXVAS™ through lead selection and with the goal of an investigational new drug application for Phase I clinical trials. Resverlogix's NEXVAS™ small molecule program has the potential capability to become a leading force in the newly emerging market of ApoA1/HDL therapy and represents an unprecedented opportunity in the largest life science market in the world.

Cancer Suppression Therapy

Transforming Growth Factor-beta (TGF- β)

Transforming Growth Factor-beta (TGF-β) is an essential growth factor that regulates cell proliferation, differentiation and the extracellular matrix. Utilized by cancer cells to evade the immune system, TGF-β actively suppresses the growth and expansion of cancer killing immune cells. Secretion of this growth factor into the extracellular matrix surrounding carcinogenic cells helps to cloak their presence from the immune system. TGF-β also plays a key role in initiating the cascade that culminates in wound healing. Deregulation of TGF-β signaling can result in the excessive deposition of the extracellular matrix and formation of pathological scar tissue. Resverlogix's TGF-β Shield™ Program has discovered a naturally occurring TGF-β inhibitor that selectively blocks the activation of TGF-β, with applications to the treatment of cancer and fibrotic diseases.


TGF-ß Shield
Cancer Cell
TGF-ß

CANCER

Cancer is a group of diseases characterized by uncontrolled cell proliferation and growth. TGF-β (red particle) is secreted from cancer cells to inhibit the cancer killing activity of lymphocytes (green particle). The image illustrates TGFβ Shield™ (blue particles) blocking the activity of TGF-β, thereby enhancing the body's natural cancer killing response.

The Biology of Cancer

Cancer is a group of diseases characterized by uncontrolled cell division that arises from spontaneous or inherited mutations to the cellular genome. The resulting unchecked growth and proliferation gives rise to abnormal cells that have the ability to invade surrounding tissues and migrate to other sites in the body to form tumors. Normally a target for the immune system, cancer cells have evolved a number of mechanisms to evade host defenses, and suppress the immune systems cancer killing activities.

Cancer Market Snapshot

According to the American Cancer Society, over 570,000 people will die of cancer in the United States in 2005, and more than 1,300,000 will be diagnosed with the disease. Cancer is the second leading cause of death in the United States. The National Institutes of Health estimated overall annual costs for cancer to be at US $171.6 billion (2002). Direct medical costs account for approximately US $61 billion. Indirect cancer costs, which account for cost of low productivity due to illness and premature death, are estimated at US $110.7 billion. In addition, the market for cancer therapeutics is growing at approximately 15% annually, and is expected to reach $50 billion in the United States and $100 billion globally, by 2010.

Cancer Treatment

Due to the variety of organs afflicted by cancer, as well as the large number of characterized mutations associated with each, choosing the best course of treatment depends on numerous factors. Cancer treatments can generally be categorized into four main groups: surgery, radiation, chemotherapy and novel therapies. Resverlogix is pursuing one such novel approach for the treatment of cancer.

Resverlogix's TGF- β Shield™ Oncology Program

The TGF-β Shield™ Oncology Program is focused on the development of a therapeutic approach that enhances the body's ability to launch a natural immune response against cancer. Resverlogix has identified a protein found in human blood, which has the ability to antagonize cancers inhibitory activity on the immune system. This approach, known as adoptive immunotherapy, utilizes an individual's own white blood cells coupled to this protein to enhance the body's inherent ability to kill cancer cells. When these empowered cells are administered to a patient, the patient's immune system becomes much more effective at detecting and destroying cancer.

To date, Resverlogix has tested this therapeutic approach in tissue culture and in animal models. Studies on both human and mouse cells demonstrate that the TGF- β Shield™ therapy blocks the immunosuppressive activity of TGF- β and promotes the desired proliferation of cancer-killing lymphocytes. Resverlogix is currently completing animal studies in preparation for pre-clinical testing. Resverlogix's primary focus is to prepare the technology to enter human clinical testing. In order to achieve this, Resverlogix intends to complete additional animal model studies, optimize administration, and carry out the necessary pre-clinical toxicology studies required by the FDA. Resverlogix has filed patent applications to protect the intellectual property underlying this therapy and plans to strengthen and broaden technology protection as opportunities arise.



FIBROSIS:

The wound healing process is the body's natural and beneficial response to tissue injury. Inappropriate triggers can lead to a failure to terminate the response giving rise to tissue fibrosis; the replacement of normal tissue with scar tissue leading to organ failure and death. Fibrotic disorders account for over U.S. $20 billion in annual health costs in North America.

The Biology of Fibrotic Diseases

The wound healing process is the body's natural and beneficial response to tissue injury, resulting in the healing or repairing of affected tissues. Inappropriate triggers however, can result in a failure to terminate the activity of growth factors such as TGF-β, resulting in excessive scarring and eventual tissue fibrosis. The subsequent replacement of normal tissue with scar tissue can lead to organ failure and death. Fibrotic diseases are estimated to represent the third largest disease category representing billions of dollars in direct and indirect costs to health systems globally. In fact, fibrotic disorders account for over US $20 billion in annual health costs in North America. Empirical evidence has shown fibrosis to be a major cause of morbidity and premature mortality.

Fibrotic Disease Treatment

Current therapies for fibroproliferative disorders usually include anti-inflammatory drugs, which are palliative at best and fail to address the fibrotic process that causes disease progression. Recent advances in understanding the molecular biology of fibrosis and manipulation of gene expression in injured tissues, provide new opportunities for elucidation of the disease process, and, more importantly,

potential therapeutic targets. Resverlogix is addressing the unmet need for a safe and effective anti-fibrotic therapy that delays disease progression and reduces mortality.

Resverlogix's TGF- β Shield™ Fibrotic Disease Program

Resverlogix has discovered a new technology platform for the treatment of fibrotic diseases. Using the TGF- β Shield™ technology, Resverlogix is developing novel therapies aimed at the prevention and reduction of fibrotic damage in organs such as the eye, heart, kidney, lung and liver. The Corporation has filed patent protection for this novel technology platform. Resverlogix will further develop this technology in response to interest in the innovative pharmaceutical industry for novel therapies in these important disease target areas.

Drug Discovery Process

The Corporation has chosen to operate in the CVD, cancer and fibrotic disease market areas by focusing on the stages of preclinical development and up to Investigational New Drug (IND) or Phase I Trials. They are:

1. Drug Discovery;
2. Proof of concept;
3. Patent and intellectual property protection;
4. Lead selection testing;
5. IND Application; and
6. Phase I Trials.

The Corporation believes that its existing technologies represent market opportunities that third party companies will be interested in licensing in order to further it through phase trials and to market. Should licensing be successful, the third party pharmaceutical company will be on-track to complete the latter stages of development:

Phase I Trial – safety and dosage;
Phase II Trial – efficacy demo and safety;
Phase III Trial – large group use study;
NDA/BLA – New Drug Application/Biologics License Application; and
Phase IV – Open market testing and sales.

The Corporation believes its technology platform has potential for broad application to several aspects of commercialized biotechnology. A key milestone for the Corporation is to reach IND status by completing the respective government (USA, UK, and Canada) studies required as part of the application. IND clinical trials and status create added value of assets as they relate to future licensing agreements.

The Corporation is a research and development company that presently does not intend to evolve itself as a pharmaceutical company. The Corporation's main development strategy is in the business of technology sales as opposed to product sales. The Corporation will ensure that technology will be delivered as soon as possible. Research will continue into related new technologies in order to expand its discoveries and respective IP.

A recent study by the Tufts Center for the Study of Drug Development estimates the average cost of taking a drug from early research and development to market is $897 million. As well, clinical trial times have increased to an average of 74 months, not including FDA approval time which averages an additional 19 months. Facing the high cost and lengthy nature of the drug commercialization process, it is no surprise that many biotechnology companies have found it a challenge to fund clinical development.

Many factors add to the risk of funding clinical trials for a New Drug Application, with the primary risk being the skyrocketing costs of initiating and completing the trials. During the 1990's the cost of clinical

trials increased an average of five times faster than the cost of preclinical trials. On average one in five Investigational New Drugs are approved for market; with only one in three generating earnings which exceed the average cost of research and development. This means that only one out of 15 drugs which enter Phase I trials will repay their research and development costs through marketplace revenues.

While licensing revenue often exceeds the costs of clinical trials after Phase III completion and subsequent milestone payments, four out of five drugs will not reach this stage. It is with this in mind that the Corporation has adopted a conservative preclinical licensing strategy developed to offset the cost of human clinical trial studies.

Licensing Strategy

By focusing on the development of its products from discovery to Phase I, the Corporation's strategy is to develop a portfolio of drugs to be licensed at the Mid Stage (IND or Phase I) at manageable and recoverable cost to the Corporation.

The Corporation believes that due to the potential profitability for both the Corporation and its pharmaceutical licensing partner, a preclinical licensing agreement would produce the optimal revenue vs risk ratio and time factors involved in developing a drug to the clinical trial stage. By pursuing a preclinical licensing deal for one or more novel compounds, the Corporation's aim will accomplish the following objectives:

- Minimize the risk to investor capital.
- Generate revenue in as short a time as possible.
- Maximize return on investment.

In arriving at a business strategy to license at Mid Stage, the Corporation undertook modeling of various probability scenarios of product success and risk of failure at each phase of clinical trials to determine the ultimate expected value return to shareholders. Industry averages and internal estimates were used for potential outcomes. The Corporation concluded that the highest percentage return on invested capital is generally achieved by undertaking a licensing agreement at preclinical or Phase I stage.

Furthermore, in order to validate its management strategy, the Corporation analyzed comparable preclinical deals which have taken place recently that are similar in structure and licensing as those anticipated by the Corporation. Some of these industry deals involved products and technologies in the fields of cardiovascular disease and oncology, others involve less lucrative markets.

A pre-clinical partnership arrangement includes the possibility of negotiating a standstill agreement whereby the Corporation is undertaking to share research and development progress on certain products on an exclusive basis for a set period in return for a significant upfront fee. Resverlogix may also pursue a standard licensing agreement for its technologies as well.

Intellectual Property and Patents

Resverlogix devotes significant resources to ensure that whenever possible, patent protection surrounds its core areas of business. Resverlogix's patent management and strategy is integrally linked to the Corporation's business and research strategy, as all aspects of development are eventually dependent on adequate intellectual property protection. The strategy is focused to ensure that substantial patent protection surrounds the Corporation's core areas of business to preserve exclusivity. The primary goal is to broaden and deepen the Corporation's existing intellectual property portfolio with appropriate patent protection on discoveries while controlling public disclosures. Resverlogix's current intellectual property portfolio is designed to facilitate future strengthening of the Corporation's intellectual property. The Corporation's primary focus is on obtaining protection in the Untied States, Canada, and throughout the world via the Patent Cooperation Treaty. In addition the Corporation is receptive to the in-licensing of related intellectual property capable of furthering the goals of the Corporation.



Resverlogix has an extensive estate of patent pending applications related to its product pipeline. These applications have broad and specific claims relating to the methods of use and the composition of its products. The image illustrates that unpublished patents (the part of the iceberg underwater) contains the breadth of Resverlogix patent estate.

Resverlogix undertakes defensive and offensive strategies with a key focus on establishing timely patent filings in order to mitigate potential exposure and to give Resverlogix a competitive advantage in the areas of ApoA1/HDL therapies, Cancer and Fibrotic Diseases. Resverlogix has two main research programs which are supported by national and international filings that comprise both granted patents and applications for key properties. These include basic pharmaceutical composition of matter patents, method of use and method of treatment patents; further breakdown of these technology and intellectual property assets include, but is not limited to four groups which are supported by patents, patent applications, continuances-in-part and trademarks:

NEXVAS™ Research Program:

1. NEXVAS Cardiovascular Program
2. NEXVAS Alternate Indications

TGF-β Shield™ Research Program:

3. TGF-β Shield Cancer Program
4. TGF-β Shield Fibrotic Disease Program

Resverlogix believes that the unpublished patent applications have the greatest potential value.

NEXVAS™ Research Program:

In the field of small molecules for the treatment of cardiovascular disease, Resverlogix's filings to date have been primarily focused on ensuring the freedom of Resverlogix to practice its inventions, though at the same time ensuring protection of its lead compounds. A group of filings have been made which describe ten core compound structures and derivatives based upon modification of the surrounding molecular components. The number of compounds described by the optional groups surrounding the core molecule is numerous. In addition, the Corporation has undertaken patent filings which describe the utility of specific permutations and functional groups that have been identified in Resverlogix's studies.

Those patents which are in the Corporation's best interest to prosecute will be done so through the USPTO, and through the Patent Cooperation Treaty, extending intellectual property rights throughout most of the world.

TGF-β Shield™ Research Program:

In the field of cancer research, Resverlogix's intellectual property has been focused on protection of its unique cancer therapy. The technology, relating to an antagonist of TGF-β, has shown promising results in the Corporation's initial investigations, and is currently the subject of patent applications. Further research in the area has indicated application to fibrotic disease, providing an opportunity to establish a strong position in addition to the original cancer therapeutic possibilities. The parent application for these therapies has been filed as a utility application with the USPTO and PCT. As we increase the efficacy of our therapeutic approach, the Corporation will file additional patents to cover refinements of the protocol.

While the primary research focus remains the identification and further development of drug candidates that increase the expression of ApoA1, the Corporation proactively ensures that all essential elements of the core business are protected so that the intellectual property portfolio continues being the strongest and most valuable asset of the Corporation.

Employees

As at April 30, 2005, the Corporation employed 18 full time management, scientific and administration employees. Tables 1(a) and 1(b) summarize Resverlogix's key management and scientific employees; specifying name, occupation, credentials and past experience.

Table 1(a)

Primary Management Employees	Position at Resverlogix	Credentials & Past Experience
Donald McCaffrey	Co-Founder, President, Chief Executive Officer	▪ 23 years experience in international conference development ▪ Former President of BioFuture Conferences: a national event, hosting biotechnology researchers, financiers & industry speakers ▪ Director of BioCellogix Inc. a biotech R&D conference company ▪ Director of Stem Cell Therapeutics ▪ *Ernst & Young Entrepreneur of the Year* Nominee – 2004 & 2005
Hiran Perera	Chief Financial Officer	▪ B.Comm, MBA & Certified Management Accountant ▪ Previously took a telecom service provider public as the CFO ▪ 15-year career at Rogers Wireless in various senior capacities. Last role was General Manager of Resale
Ken Lebioda	VP Business & Market Development	▪ 18 years in management positions with Bristol Myers Squibb, Hoechst Marion Roussel & Marion Merrell Dow in the areas of Sales, Business Development, Regulatory Affairs, Reimbursement & Market Access, Government Affairs & Group Payer Relations in developing leading global pharmaceutical products

Table 1 (b)

Primary Scientific Employees	Position at Resverlogix	Credentials & Past Experience
Dr. Norman Wong	Co-Founder & Chairman of the Scientific Advisory Board	▪ B.Sc., M.Sc., M.D. & F.R.C.P.(C) Professor, Departments of Medicine, Biochemistry, Molecular Biology, & the Director of Libin Gene Therapy Unit, Associate Vice President (Research & International), University of Calgary. ▪ Specializations: Endocrinology, Internal Medicine, and Gene Therapy & Regulation ▪ Director of Resverlogix's Apolipoprotein AI Program and TGF-beta Oncology Program. ▪ Former medical consultant to Eli Lilly, Merck, GlaxoSmithKline, Solvay Pharmaceuticals & Abbott Laboratories.
Dr. Jan Johansson	Senior VP Clinical Affairs	▪ M.D. & Ph.D. from the Karolinska Institute in Stockholm, Sweden ▪ Co-founder, VP, Clinical Affairs & Senior Clinical Research Fellow of Esperion Therapeutics, Inc. ▪ VP, Clinical Research & Development, at Lipid Sciences, Inc. ▪ Prior Chief Medical Officer at Nuvelo Inc.
Dr. Ravi Jahagirdar	Director of Laboratory Operations & Pharmacology	▪ M.Sc. & D.V.M. ▪ Former Principal Research Associate- Metabolic Disease Program with Tularik Pharmaceutical Company ▪ Former Research Associate at the University of Regina in Bacterial Toxin Secretion
Fabrizio Chiacchia	Director of Product Development	▪ B.Sc. & Masters in Biomedical Technology, University of Calgary. ▪ Master's Thesis: "Intelligent Drug Design of ApolipoproteinA1 Drug Regulators" ▪ Expertise in Resverlogix Intellectual Property Management and Product Development
Dr. Henrik Hansen	Director of Chemistry	▪ M.Sc.- Danish Technical Institute, Denmark; Ph.D.- Lund University, Sweden; Postdoctoral Fellow- University of California (Berkley) with Dr. P.A. Bartlett ▪ Former Research Scientist, Acadia Pharmaceuticals, in parallel synthesis & SAR development ▪ Adjunct Assistant Professor in Chemistry, Biochemistry & Molecular Biology at the University of Calgary
Dr. Ewelina Kulikowski	Director of Research Development	▪ B.Sc.- Cellular, Molecular & Microbial Biology ▪ Ph.D.- Department of Microbiology & Infectious Diseases; research examination of P53 mediated transcriptional regulation with Dr. Patrick Lee (one of Resverlogix's Board of Advisors)
Dr. Koichiro Mihara	Research Scientist	▪ B.Sc.- Shin-shyu University School of Technological Chemistry, Japan; M.Sc.- Osaka Prefecture University, School of Technology, Japan; Ph.D.- Kyoto University, Japan ▪ Co-discoverer of Resverlogix's TGF-beta Oncology Program. ▪ Research Associate, Departments of Biochemistry & Molecular Biology, University of Calgary

Risk Factors

An investment in the Corporation's common shares involves a significant degree of risk. The risk factors as disclosed in the section titled "RISK FACTORS" on pages 10 to 15 in the Corporation's Short Form Offering Document as filed on SEDAR www.sedar.com on December 8, 2003 are still relevant and remain unchanged. Prospective investors should carefully consider those risk factors, together with the information contained in this annual information form.

4. SELECTED CONSOLIDATED FINANCIAL INFORMATION

Annual Information

The following is a summary of selected consolidated financial information of the Corporation for the periods indicated.

	Twelve Month Period Ended April 30, 2005	**Twelve Month Period Ended April 30, 2004**	**Twelve Month Period Ended April 30, 2003**
Total revenues	$220,817	$24,137	$0
Net loss	$(3,578,984)	$(1,935,838)	$(734,973)
Basic and diluted (loss) per share	$(0.17)	$(0.12)	$(0.07)
Total book value of assets	$12,863,324	$3,697,259	$1,550,785
Total long-term debt	0	$32,930	$46,200
Working capital	$11,766,876	$3,095,097	$761,106
Shareholders' equity	$12,417,589	$3,563,343	$1,350,354
Shares outstanding at period end	23,242,614	18,382,415	14,882,280

Financial Information

The Corporation reports a financial year end of April 30. Audited Consolidated Financial Statements for the 12 month period ended April 30, 2005, which financial statements are incorporated herein by reference, and the two previously completed years are filed on SEDAR and available at www.sedar.com.

5. DIVIDEND POLICY

The Corporation has not declared or paid any dividends on its Common Shares in its past fiscal years or current financial year.

The Corporation intends to retain its earnings to finance growth and does not expect to pay dividends on its Common Shares in the near future. The Board of Directors will review this policy from time to time having regard for the Corporation's financial condition, financing requirements and other factors considered relevant.

Please refer to the Corporation's Management Discussion and Analysis for period ended April 30, 2005 as filed on SEDAR at www.sedar.com.

6. DESCRIPTION OF CAPITAL STRUCTURE

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series. As at fiscal year ended April 30, 2005 the Corporation had 23,242,614 Common Shares, and 2,000,000 Series A Preferred Shares issued and outstanding. The Common Shares are the only shares entitled to vote, and holders of Common Shares are entitled to one vote for each Common Share held.

Each of the Series A Preferred Shares are convertible into Common Shares at a conversion rate of one Share for each $8.00 in licensing revenues earned by the Corporation over CDN $2,000,000 prior to June 23, 2013, and only if a licensing agreement is signed with a third party by June 23, 2008. The conversion formula is based on a share price of $1.60 and the conversion formula will be adjusted should the price of the Shares be above $2.00 at the time of conversion.

7. MARKET FOR SECURITIES

The Common Shares of the Corporation are listed and posted for trading on the TSX under the symbol "RVX". The Corporation's securities are not listed on any stock exchange in the United States and there is no established trading market for the securities of the Corporation in the United States.

Trading Prices and Volume by Month for Fiscal Year Ended April 30, 2005

Month	High ($)	Low ($)	Close ($)	Volume
May – 04	2.50	2.00	2.10	186,600
June – 04	2.20	1.52	1.80	161,600
July – 04	2.42	1.65	2.35	397,500
Aug – 04	2.35	2.01	2.20	115,700
Sept – 04	3.26	2.10	3.10	339,700
Oct – 04	3.88	2.76	3.39	480,400
Nov – 04	3.40	3.11	3.24	283,200
Dec – 04	4.90	3.15	4.60	756,500
Jan – 05	6.40	4.40	5.25	676,200
Feb – 05	7.15	5.00	6.50	1,019,600
Mar - 05	9.50	6.10	7.85	1,680,800
April – 05	9.75	6.40	7.97	1,356,700

8. ESCROWED SECURITIES

At April 30, 2005, the Corporation had the following Common Shares escrowed pursuant to a Surplus Security Escrow Agreement dated April 25, 2003:

Designation of Class	Number of Securities Held in Escrow(2)(3)	Percentage of Class(1)
Common Shares	2,776,600	11.9%

Notes:
1) Calculated using 23,242,614 Common Shares issued and outstanding at April 30, 2005.
2) Valiant Trust Company is the Escrow Agent for the April 25, 2003 Surplus Security Escrow Agreement.

3) There are two releases remaining pursuant to the Escrow Agreement to occur October 24, 2005 and April 24, 2006.

9. DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets forth the name, municipality of residence, position held with the Corporation and Principal occupation of each of the directors and senior officers of the Corporation. As well, the table indicates the year in which the particular individual became a director of the Corporation. The directors of the Corporation serve until their successors are elected or appointed.

The Board of Directors is composed of five directors. During the last five years, the persons listed below have been engaged in their current principal occupations or in other executive managerial capacities with the companies indicated opposite their names, except as otherwise indicated. The directors are elected annually by the shareholders and serve until the next annual meeting of shareholders unless their successors are duly elected or appointed prior thereto.

Name and Municipality of Residence	Position	Principal Occupation	Director Since
Dr. William A. Cochrane(1)(2) Calgary, Alberta	Director, Chairman	Dr. Cochrane is President and Director of W. A. Cochrane & Associates Inc. He serves on the Board of Oncolytics Biotech, Pheromone Sciences, Medicure, I.V.T. Technologies Inc. and QSV Biologics Inc. He served 10 years as the CEO and Chairman of Connaught Labs Ltd. and was on the Board of Stressgen Biotechnologies & Vasogen Inc. He acted as the Deputy Minister of Health Services, Government of Alberta, and was a former President, Vice-Chancellor and Dean of Medicine at the University of Calgary. Dr. Cochrane is an Officer of the Order of Canada, and a 2002 recipient of the Queens Golden Jubilee Medal.	2003
Donald J. McCaffrey(3) Calgary, Alberta	Director, CEO and Secretary	Mr. McCaffrey has been CEO of the Corporation since April 25, 2003, President of Resverlogix Inc. since 2001, and Director of BioCellogix Inc., a private biotech tradeshow company since 1999. Director of Stem Cell Therapeutics, (see "employee" section for more details).	2003
Wayne Chiu(1)(2) Calgary, Alberta	Director	Mr. Chiu, a Mechanical Engineering graduate from the University of Manitoba, is the founder, president, director and CEO of Trico Homes, building over 3000 single and multi-family homes in Calgary. He serves as a Director of the Professional Home Builders' Institute. He was awarded the "Immigrant of Distinction Business Award" by the Immigrant Aid Society & the "Generosity of Spirit Award" by the Association of Fundraising Professionals. Trico Homes was selected as one of "Canada's 50 Best Managed Companies." Mr. Chiu & Trico Homes support a myriad of causes, including the Kids Cancer Care Foundation of Alberta.	2003
Dr. Donald Rix(2)(3) Vancouver, B.C.	Director	Dr. Rix is chairman/co-founder/co-owner of MDS Metro Laboratory Services & Cantest Laboratory Service. On the Board of Directors for: Clera Inc., Perceptronics Medical Inc., Protox Therapeutics Inc., and QHR Technologies Inc. He is chairman of British Columbia (B.C.) Advantage Funds (VCC) Ltd., and Genome B.C. He is a board member of the Vancouver Art Gallery, Vancouver Opera Foundation, B.C. Medical Services Foundation, B.C. Children's Hospital Foundation & director of the Vancouver Board of Trade. He is chairman of the Board of Governors for the University of Northern B.C., and sits on advisory boards for both the University of B.C. and Simon Fraser University. Dr. Rix was awarded the Order of British	2003

		Columbia (June 2004), the Lifetime Leadership & Achievement Award from the B.C. Biotechnology Association (2001), and the Technology Impact Awards 2005 Bill Thompson Award from BC Technology Industries Association (June 2005).	
Whitney O. Ward(1)(3) Eagle, Colorado	Director	Mr. Ward founded Invesco Global Strategies, a global total asset allocation discipline designed for large institutional investors, and was a Global Partner of Invesco Realty Advisors, a worldwide investment management firm, from 1993 to January 2000. Mr. Ward holds a B.A., B.Sc. & M.A. from The University of Florida and has over 25 years of capital markets experience. He currently resides in the Vail Valley area of Colorado where he is owner and manager of two entities involved with real estate development projects.	2003
Hiran Perera Calgary, Alberta	Chief Financial Officer	CFO of the Corporation since April 25, 2003. CFO of Shift Networks from 2001 to 2002. Senior Management roles at Rogers Wireless from 1986 – 2001, (see "employee" section for more details).	N/A
Dr. Jan O. Johansson Milpitas, California	Senior VP Clinical Affairs	Sr. Vice President Clinical Affairs since March 2004. Vice President of Nuvelo from June 2003 to December 2003. Vice President Lipid Sciences from August 2001 to June 2003. Vice President Esperion from August 1998 to August 2001, (see "employee" section for more details).	N/A

Note:

(1) Member of the Audit and Finance Committee
(2) Member of the Compensation Committee
(3) Member of the Governance Committee

The directors, senior officers, and Dr. Norman Wong an insider of the Corporation, in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over 9,853,222 or 42.0% of the issued and outstanding Common Shares as of July 12, 2005.

The Corporation is required to have and has an Audit and Finance Committee. The Audit and Finance Committee consists of Mr. Ward, Mr. Chiu and Dr. Cochrane. The Corporation also has a Compensation Committee whose members consist of Dr. Rix, Dr. Cochrane, and Mr. Chiu, and a Governance Committee, whose members consist of Dr. Rix, Mr. McCaffrey, and Mr. Ward.

Form 52-110F1 Audit Committee

Audit and Finance Committee Charter

The Audit and Finance Committee will generally review the adequacy and effectiveness of the Corporation's system of internal controls, including internal controls over the accounting and financial reporting systems within the Corporation and internal information system controls and security. In particular, the Committee will:

a) examine and approve the objectives, co-ordination and scope of audits, including the overall audit plans of the external and internal auditors, the duties and responsibilities of the external and internal auditors and the timing and estimated budgets of the annual audits;

b) review the findings of the internal and external audits and management's response thereto and follow-up any identified issues;

c) provide a channel of communication between the external and internal auditors and the Board of Directors and meet separately on a regular basis with the external auditors, the internal auditors and senior management to discuss and review specific issues as appropriate;

d) review the independence of the external auditors, including the impact of any non-audit services performed for the Corporation by the auditors or any affiliate thereof on such independence, while ensuring that there is an effective working relationship between the external auditors and management;

e) approve the fees proposed by external auditors;

f) make recommendations to the Board of Directors as to the re-appointment or appointment of the external auditors of the Corporation and review the terms of the engagement. If a change in external auditors is proposed, the Committee shall review the reasons for the change and any other significant issues related to the change, including the response of the incumbent auditors, and inquire as to the qualifications of the proposed auditors before making its recommendation to the Board of Directors;

g) review the independence, organizational structure and qualifications of the internal auditors;

h) review the annual financial statements of the Corporation together with the notes thereto, the interim financial statements, any prospectus and any other disclosure documents or regulatory filings containing or accompanying financial information of the Corporation;

i) review any changes in accounting practices or policies and the financial impact thereof and review any accruals, provisions, estimates or management programs and policies that may have a significant effect upon the financial statements of the Corporation;

j) review the findings or comments of any regulatory agencies concerning financial information of the Corporation;

k) review with management, the external auditors and internal and/or external legal counsel any claim or contingency that could have significant effect upon the financial condition or results of operations of the Corporation, the manner in which such claim or contingency is being managed and the manner in which it has been disclosed in the financial statements of the Corporation;

l) review the proposed appointments of the key financial executives involved in the financial reporting process of the Corporation, including particularly the chief financial officer;

m) receive and review periodic reports on the nature and extent of compliance with requirements regarding statutory deductions and remittances, the nature and extent of any non-compliance together with the reasons therefore and the Corporation's plan and timetable to correct any deficiencies;

n) review the policies and practices of the Corporation respecting cash management, use of financial derivatives, financing, credit, risk management and taxation;

o) review all proposed budgets and significant financing strategies or policies or proposed financing arrangements presented by management and review with management the budgets, financing plans and objectives of the Corporation;

p) review arrangements of the Corporation and its subsidiaries with any related party thereto and management's program to monitor compliance with proper business conduct; and

q) review and/or approve any other matter specifically delegated to the Committee by the Board of Directors and undertake on behalf of the Board of Directors such other activities as may be necessary or desirable in discharging its responsibilities to oversee the financial reporting process and to ensure with the assistance of the external auditors that proper accounting principles are being followed, that the total audit coverage of the Corporation is satisfactory and that adequate systems of internal controls have been implemented by the Corporation and are being effectively administered.

Pre-Approval of Audit Fees

The Corporation and its subsidiaries will not engage external auditors to carry out any Prohibited Service as defined in the CICA revised Rules of Professional Conduct.

The Board of Directors', upon recommendation from the Audit and Finance Committee, will consider the pre-approval of permitted services to be performed by the external auditors in each of the following broad categories:

- Audit Services
- Audit Related Services
- Tax Services

Engagements of external auditors will only commence subsequent to Board pre-approval of audit services, and only a member of the Audit and Finance Committee, or the President and CEO or Chief Financial Officer shall be authorized to request services of external auditors.

Composition of the Audit and Finance Committee

The Audit and Finance Committee is composed of three independent, unrelated directors – Mr. Whitney Ward as Chair, Dr. William Cochrane, and Mr. Wayne Chiu. All three members of the Committee are considered financially literate. A summary of the members' education and experience can be found at the beginning of this section (numbered 9), under the heading entitled: "Directors and Officers." Each of the members have held board and executive positions on behalf of several companies, and have a wealth of experience in leading and managing companies. The members have an in-depth understanding of accounting principles and have the proficient ability to audit, analyze and evaluate financial statements and internal controls and procedures for financial reporting.

Audit Fees

For fiscal year ended April 30, 2005, the audit fees are estimated to be $39,544. For fiscal year ended April 30, 2004, the Corporation paid $25,000 in audit fees.

Tax Fees

For fiscal years ended April 30, 2005 and April 30, 2004 the Corporation paid $9,700 and $9,450 respectively to KPMG LLP for tax advisory services.

All Other Fees

For fiscal years ended April 30, 2005 and April 30, 2004 the Corporation paid $nil and $1,200 respectively to KPMG LLP for accounting advice on valuations.

Scientific Advisory Board

Dr. Norman C. W. Wong, M.D., FRCP(C)
Chairman of the Scientific Advisory Board and Co-Founder

See "employee" section for further details.

Dr. Lawrence Chan, M.D., D. Sc.

Dr. Lawrence Chan is a Professor in the Departments of Medicine and Molecular & Cellular Biology at the Baylor College of Medicine in Houston, Texas. He is the Rutherford Chair for Diabetes Research and the Chief of the Endocrinology Section of the Department of Medicine. Dr. Chan is recognized as an expert in the genetics of atherosclerosis and lipid disorders. Dr. Chan was the recipient of a MERIT Award from

the National Institute of Health and is the principal investigator of four NIH grants including a NIH special center of research grant on gene therapy and cardiovascular disease. He has received numerous national and international honors and awards from organizations including the American Heart Association and the Juvenile Diabetes Association. He is also a member of the American Society for Clinical Investigation and a Fellow on the Council on Arteriosclerosis, of the American Heart Association.

Dr. Jacques Genest Jr., M.D., FRCP(C)

Dr. Jacques Genest Jr. is currently the Director of Cardiology at McGill University. While working with the Clinical Research Institute of Montreal he served as the Director of Cardiology from 1991-2000 in addition to being the Director of the Cardiovascular Genetics Laboratory from 1992-2000. Dr. Genest is widely regarded as an authority on cardiovascular disease, specializing in the study of lipoproteins. He was recently credited with the discovery of the genetic defect that causes High-Density-Lipoprotein deficiency. Dr. Genest is currently on the Scientific Advisory Board of Geneka, a Montreal based genomic and proteomic company, and Liponex, a pharmaceutical research company in Ontario.

Dr. Patrick Lee, Ph.D.

Dr. Patrick Lee earned both his B. Sc. and Ph.D. in biochemistry at the University of Alberta. After completing postdoctoral training at Duke University, he joined the University of Calgary's Department of Microbiology and Infectious Diseases in 1981, where he became a full professor in 1991. Dr. Lee's discovery and research of the cancer fighting potential of the human reovirus has earned him numerous accolades, including the University of Calgary Cochrane Research Award, the University of Alberta Alumni Award, and the University Professor Award. Dr. Lee co-founded the Alberta biotech company Oncolytics, which currently applies his innovations in cancer fighting technology. In September 2003, Dr. Lee will be the first person to accept the Cameron Chair of Cancer Research, located in the Departments of Pathology, and Microbiology & Immunology at Dalhousie University.

Dr. Victor Ling, Ph. D.

Dr. Victor Ling is the Vice President of Research at the BC Cancer Agency. He is currently the Vice Dean at the University of British Columbia where he also serves as a Professor in the Department of Pathology & Laboratory Medicine. From 2000-2002, Dr. Ling was a Co-Director of the Genome Sequence Center of the BC Cancer Agency. He now serves on cancer related boards at both local and international levels, including the scientific advisory board of the Hong Kong Institute of Biotechnology. In 1974 Dr. Ling discovered the P-glycoprotein, the first known ATP Binding Cassette (or ABC), a membrane transport protein, which is critical in maintaining normal cell function. He is the recipient of numerous awards including the National Cancer Institute of Canada's Robert L. Noble Prize and the Order of British Columbia. Dr. Ling is the only person in the world to have won both the Kettering and Steiner awards, the highest honors in cancer research.

Dr. J. Hans van de Sande, Ph.D.

Dr. Hans van de Sande is the Vice Dean of Medicine at the University of Calgary. He also serves as a professor in the Department of Biochemistry & Molecular Biology. Dr. van de Sande has authored over 125 publications as an internationally recognized expert in nucleic acids, the relationship between DNA and RNA, and the molecular genetics of DNA repair. He has held chairs on the grant review committees of the Canadian Foundation of Innovation and the Medical Research Council of Canada. Dr. van de Sande is also a Scientific Officer of The Alberta Cancer Board.

Corporate Cease Trade Orders or Bankruptcies

No director, officer or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation is, or has been within the past ten years, a director or officer of any other issuer that, while that person was acting in that capacity, was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian

securities legislation for a period of more than 30 consecutive days or became a bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director, officer or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has since December 31, 2000, been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Personal Bankruptcies

No director, officer or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person, with the exception of Donald J. McCaffrey who filed a 1995 consumer proposal related to divorce proceedings.

Conflicts of Interest

Certain directors and officers of the Corporation and its subsidiary are associated with other reporting issuers or other corporations which may give rise to conflicts of interest. In accordance with the ABCA directors who have a material interest or any person who is a party to a material contract or a proposed material contract with the Corporation are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the Corporation. Some of the directors of the Corporation have either other employment or other business or time restrictions placed on them to the affairs of the Corporation.

10. PROMOTERS

Mr. Don McCaffrey and Dr. Norman Wong may be considered promoters of Resverlogix as they took the initiative in founding Resverlogix.

11. INTEREST OF INSIDER IN MATERIAL TRANSACTION

In June 2003, Resverlogix completed an intellectual property acquisition of a Cancer Suppression Therapy from its co-discoverers, Drs. Norman Wong and Koichiro Mihara. In consideration for acquisition of the intellectual property, the Corporation agreed to pay each of the vendors: A) $50,000; B) a five percent royalty on cumulative future licensing revenues of $20,000,000 and a 10 percent royalty on future licensing revenues in excess of $20,000,000, only for licensing revenues earned up to June 23, 2013 and only if a licensing agreement is signed by the Corporation with a third party by June 23, 2008; and C) 1,000,000 Series A first preferred shares convertible into common shares at a conversion rate of 1 share for each $8.00 in licensing revenues earned over $2,000,000, only for licensing revenues earned up to June 23, 2013 and only if a licensing agreement is signed with a third party by June 23, 2008. The conversion price is based on a common share price of $1.60 and is adjusted should the price of common shares exceed $2.00 per share at the time of conversion. If the price per common share exceeds $2.00, the number of common shares issued at the time of conversion is reduced by a ratio defined in the acquisition agreement.

12. TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares of the Corporation is Valiant Trust Company at its transfer offices in Calgary, Alberta.

13. MATERIAL CONTRACTS

Name of Company	Deliverable	Terms/Date
NAEJA Pharmaceutical Inc. 4290-91A Street Edmonton, Alberta Canada T6E 5V2	Preclinical drug discovery, research, synthesis and chemistry development of proprietary novel synthetic compounds.	Contract research development. Initial collaboration started in May of 2004. Expanded collaboration announced in November 2004.
Latitude Pharmaceuticals Inc. 201, 9865 Mesa Rim Rd. San Diego, California 92121 USA	Preclinical testing or proprietary drug delivery systems	Contract research development. Collaboration finalized in April of 2005.
Cedars-Sinai® 1070, 8635 West 3rd Street Los Angeles, CA 90048 USA	Preclinical testing and analysis of novel synthetic compounds in atherosclerotic animal models with, world leading expert, Dr. P.K. Shah, a pioneer in ApoA1 research	Contract research development. Collaboration finalized in January of 2005
University of Pennsylvania 3451 Walnut Street Philadelphia, PA 19104 USA	Preclinical testing and analysis of novel synthetic compounds with Dr. Dan Rader, world renowned reverse cholesterol transport animal testing facility	Contract research development. Collaboration finalized April 2005

14. ADDITIONAL INFORMATION

Additional information, including directors' and executive officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Management Information Circular and Proxy Statement with respect to the ***2004 Annual General Meeting of the Corporation that was held on July 8, 2004. Additional financial information is provided in the Corporation's financial statements and MD&A for the year ended April 30, 2005.*** These documents are available at www.sedar.com and are incorporated herein by reference. In addition, the Corporation maintains updated information on their website that can be found at www.resverlogix.com.

Form 51-102F3
Material Change Report

1. **Name and Address of Company**

   Resverlogix Corp.
   202, 279 Midpark Way SE
   Calgary, AB T2X 1M2

2. **Date of Material Change**

   July 29, 2005

3. **News Release**

   July 29, 2005 via CCN Matthews.

4. **Summary of Material Change**

   Resverlogix Corp. announced that it has established a wholly-owned subsidiary called RVX Therapeutics Inc. for business and strategic objectives.

5. **Full Description of Material Change**

   Resverlogix Corp. announced that it has established a wholly-owned subsidiary called RVX Therapeutics Inc. for business and strategic objectives. Resverlogix Corp. will still hold its primary asset – NEXVAS™ technology for cardiovascular applications. The purpose of RVX Therapeutics is to hold non-core assets (TGF-Beta Shield™ and others) that will develop separately from the NEXVAS technology. An independent third-party valuation group has been hired to provide the appropriate valuation for the transfer of this technology. This process is planned to occur imminently.

   In addition, the Corporation announced the filing of their Annual Report and Annual Information Form with SEDAR. Please refer to www.sedar.com for the filings.

6. **Reliance of subsection 7.1(2) or (3) of National Instrument 51-102**

   N/A

7. **Omitted Information**

   N/A

8. **Executive Officer**

   Donald J. McCaffrey, President and CEO
   Telephone: 403-254-9252

9. **Date of Report**

   July 29, 2005

RESVERLOGIX

TSX Symbol: **RVX**

Resverlogix Corp. Establishes Subsidiary: RVX Therapeutics Inc.

CALGARY, AB, July 29, 2005 – Resverlogix Corp. (TSX: RVX) is pleased to announce that it has established a wholly-owned subsidiary called RVX Therapeutics Inc. for business and strategic objectives. Resverlogix Corp. will still hold its primary asset – NEXVAS™ technology for cardiovascular applications. The purpose of RVX Therapeutics is to hold non-core assets (TGF-Beta Shield™ and others) that will develop separately from the NEXVAS technology. An independent third-party valuation group has been hired to provide the appropriate valuation for the transfer of this technology. This process is planned to occur imminently.

In addition, the Corporation wishes to announce the filing of their Annual Report and Annual Information Form with SEDAR. Please refer to www.sedar.com for the filings.

About Resverlogix Corp.
Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Combining expertise with innovation, Resverlogix's lead technology program NEXVAS™ applies advanced medical research to develop therapies that increase high density lipoprotein (HDL), the "good cholesterol," to treat cardiovascular diseases. The Corporation's second technology program TGF-Beta Shield™ utilizes an immunomodulating approach to target cancers and fibrotic diseases. Resverlogix Corp. is committed to integrity and sound business principles in building a successful research and development company. Resverlogix Corp. trades on the TSX under the symbol RVX. For further information, please visit the Corporation's web site at: www.resverlogix.com.

For further information please contact:

Donald J. McCaffrey
President/CEO
Resverlogix Corp..
Phone: 403-254-9252 ext. 223
Fax: 403-256-8495
don@resverlogix.com

Kenneth Lebioda
VP Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252 ext. 227
Fax: 403-256-8495
ken@resverlogix.com

VALIANT
Trust Company

310, 606 - 4th Street S.W.
Calgary, Alberta, Canada
T2P 1T1

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: inquiries@valianttrust.com

August 5, 2005

British Columbia Securities Commission *(via SEDAR)*
Alberta Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
The TSX Venture Exchange *(via SEDAR)*

Dear Sirs,

Re: Resverlogix Corp.
CUSIP: 761 28M 108
Annual General Meeting of Shareholders

We are pleased to advise you of the following details of the upcoming meeting of the shareholders of Resverlogix Corp.:

Issuer:	Resverlogix Corp.
Type of Meeting:	Annual General
CUSIP / ISIN:	761 28M 108/ CA 76128M1086
Meeting Date:	October 3, 2005
Record Date for Notice:	September 1, 2005
Record Date for Voting	September 1, 2005
Beneficial Ownership Determination Date:	September 1, 2005
Class of Securities Entitled to Receive Notice:	Common Shares
Class of Securities Entitled to Vote:	Common Shares
Place	Calgary, Alberta

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 - 101 regarding Shareholder Communication, in our capacity as the agent for Resverlogix Corp.

Yours truly,

"Lita Tan"
Lita Tan
Account Manager

c.c. CAS Corporate Governance Services Inc.
Attn: Ms. Micheline Cloutier

RESVERLOGIX CORP.

NOTICE OF ANNUAL MEETING TO BE HELD ON OCTOBER 3, 2005

To Holders of Common Shares:

TAKE NOTICE that an Annual Meeting (the "**Meeting**") of the shareholders of Resverlogix Corp. (the "**Company**") will be held on Monday, October 3, 2005 at the Alastair Ross Technology Centre, Board Rooms #2 and #3, 140, 3553 – 31st Street NW, Calgary, Alberta at 10:00 a.m. (Calgary time) for the following purposes:

1. to receive the audited financial statements of the Company for the year ended April 30, 2005 and the report of the auditors thereon;

2. to set the number of directors to be elected at the Meeting at five (5);

3. to elect directors for the ensuing year as described in the Management Information Circular accompanying this Notice;

4. to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; and

5. to transact such other business that may properly come before the Meeting or adjournments thereof.

The board of directors has fixed the close of business on Thursday, September 1, 2005 as the record date for determining holders of Common Shares who are entitled to vote at the Meeting.

Holders of Common Shares who are unable to be present at the Meeting are requested to date, execute and return the accompanying form of proxy to the Company's registrar and transfer agent, Valiant Trust Company, 310, 606 – 4th Street SW, Calgary, Alberta, Canada, T2P 1T1, or by fax at 403-233-2857 prior to 10:00 a.m., Calgary time, on Thursday, September 29, 2005, being at least forty-eight (48) hours, excluding Saturdays, Sundays and statutory holidays, before the time of the Meeting or adjournments thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

Your participation as a shareholder is very important to the Company. Please ensure your shares are represented at the Meeting.

DATED at Calgary, Alberta, this 1st day of September, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

signed *"Donald J. McCaffrey"*

Donald J. McCaffrey
President, CEO and Secretary

RESVERLOGIX

ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MONDAY, OCTOBER 3, 2005

NOTICE OF MEETING AND MANAGEMENT PROXY AND INFORMATION CIRCULAR

THIS NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF RESVERLOGIX CORP. OF PROXIES TO BE VOTED AT THE ANNUAL MEETING OF SHAREHOLDERS OF RESVERLOGIX CORP. TO BE HELD ON MONDAY, OCTOBER 3, 2005.

TO BE HELD AT:
Alastair Ross Technology Centre
Board Rooms #2 and #3
140, 3553 – 31st Street NW
Calgary, Alberta

At 10:00 a.m.

Dated: September 1, 2005

RESVERLOGIX CORP.

NOTICE OF ANNUAL MEETING TO BE HELD ON OCTOBER 3, 2005

To Holders of Common Shares:

TAKE NOTICE that an Annual Meeting (the "**Meeting**") of the shareholders of Resverlogix Corp. (the "**Company**") will be held on Monday, October 3, 2005 at the Alastair Ross Technology Centre, Board Rooms #2 and #3, 140, 3553 – 31st Street NW, Calgary, Alberta at 10:00 a.m. (Calgary time) for the following purposes:

1. to receive the audited financial statements of the Company for the year ended April 30, 2005 and the report of the auditors thereon;

2. to set the number of directors to be elected at the Meeting at five (5);

3. to elect directors for the ensuing year as described in the Management Information Circular accompanying this Notice;

4. to appoint auditors for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditors; and

5. to transact such other business that may properly come before the Meeting or adjournments thereof.

The board of directors has fixed the close of business on Thursday, September 1, 2005 as the record date for determining holders of Common Shares who are entitled to vote at the Meeting.

Holders of Common Shares who are unable to be present at the Meeting are requested to date, execute and return the accompanying form of proxy to the Company's registrar and transfer agent, Valiant Trust Company, 310, 606 – 4th Street SW, Calgary, Alberta, Canada, T2P 1T1, or by fax at 403-233-2857 prior to 10:00 a.m., Calgary time, on Thursday, September 29, 2005, being at least forty-eight (48) hours, excluding Saturdays, Sundays and statutory holidays, before the time of the Meeting or adjournments thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

Your participation as a shareholder is very important to the Company. Please ensure your shares are represented at the Meeting.

DATED at Calgary, Alberta, this 1st day of September, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

signed *"Donald J. McCaffrey"*

Donald J. McCaffrey
President, CEO and Secretary

RESVERLOGIX CORP.
MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR ("MANAGEMENT INFORMATION CIRCULAR") IS PROVIDED IN CONNECTION WITH THE SOLICITATION BY MANAGEMENT OF RESVERLOGIX CORP. (THE "COMPANY") of proxies from the holders of Common Shares (the "**Common Shares**") for the annual meeting of the shareholders of the Company (the "**Meeting**") to be held on Monday, October 3, 2005 at 10:00 a.m. at the Alastair Ross Technology Centre, Board Rooms #2 and #3, 140, 3553 – 31st Street NW, Calgary, Alberta, or at any adjournment thereof for the purposes set out in the accompanying notice of meeting (the "**Notice of Meeting**").

Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone, facsimile or other proxy solicitation services. In accordance with National Instrument 54-101, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common Shares (as defined below) held of record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named (the "Management Designees") in the enclosed instrument of proxy ("Instrument of Proxy") have been selected by the directors of the Company and have indicated their willingness to represent as proxy the shareholder who appoints them. A shareholder has the right to designate a person (whom need not be a shareholder) other than the Management Designees to represent him or her at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the Instrument of Proxy the name of the person to be designated and by deleting therefrom the names of the management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of the Company. Such shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as proxy and should provide instructions on how the shareholder's shares are to be voted. The nominee should bring personal identification with him to the Meeting. In any case, the form of proxy should be dated and executed by the shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy form). In addition, a proxy may be revoked by a shareholder personally attending at the Meeting and voting his shares.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to the Company's transfer agent, Valiant Trust Company, 310, 606 – 4th Street SW, Calgary, Alberta, Canada, T2P 1T1, or by fax at 403-233-2857 prior to 10:00 a.m., Calgary time, on Thursday, September 29, 2005, being at least forty-eight (48) hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

A shareholder who has given a proxy may revoke it as to any matter upon which a vote has not already been cast pursuant to the authority conferred by the proxy. In addition to revocation in any other manner permitted by law, a proxy may be revoked by depositing an instrument in writing executed by the shareholder or by his authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, either at the registered office of the Company or with Valiant Trust Company, 310, 606 – 4th Street SW, Calgary, Alberta, Canada, T2P 1T1, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting on the day of the Meeting, or any adjournment thereof. In addition, a proxy may be revoked by the shareholder personally attending the Meeting and voting his shares.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold Common Shares in their own name. Shareholders who hold their Common Shares through their brokers, intermediaries, trustees or other persons, or who otherwise do not hold their Common Shares in their own name (referred to in the Management Information Circular as "**Beneficial Shareholders**") should note that only proxies deposited by shareholders who appear on the records maintained by the Company's registrar and transfer agent as registered holders of Common Shares will be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those Common Shares will, in all likelihood, *not* be registered in the shareholder's name. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers (or their agents or nominees) on behalf of a broker's client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker's clients. **Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.**

Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("**ADP**") in Canada. ADP typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to ADP, or otherwise communicate voting instructions to ADP (by way of the Internet or telephone, for example). ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder who receives an ADP voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction forms must be returned to ADP (or instructions respecting the voting of Common Shares must otherwise be communicated to ADP) well in advance of the Meeting in order to have the Common Shares voted. If you have any questions respecting the voting of Common Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the Common Shares in that capacity. **Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker.**

All reference to shareholders in this Management Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

VOTING OF PROXIES

Each shareholder may instruct his proxy how to vote his Common Shares by completing the blanks on the Instrument of Proxy. All Common Shares represented at the Meeting by properly executed proxies will be voted or withheld from voting (including the voting on any ballot), and where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. **In the absence of any such specification as to voting on the Instrument of Proxy, the Management Designees, if named as proxy, will vote in favour of the matters set out therein. In the absence of any specification as to voting on any other form of proxy, the Common Shares represented by such form of proxy will be voted in favour of the matters set out therein.**

The enclosed Instrument of Proxy confers discretionary authority upon the Management Designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Company is not aware of any amendments to, variations of or other matters that may come before the Meeting. In the event that other matters come before the Meeting, then the Management Designees intend to vote in accordance with the judgment of management of the Company.

QUORUM

The by-laws of the Company provide that a quorum of shareholders is present at a meeting of shareholders of the Company if at least two persons are present in person or by proxy representing not less than five percent (5%) of the outstanding shares of the Company entitled to be voted at the meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares. As at the effective date of this Management Information Circular (the "**Effective Date**"), which is September 1, 2005, the Company has 23,428,997 Common Shares without nominal or par value outstanding. As at the Effective Date, the Company has 2,000,000 Preferred Shares issued and outstanding. The Common Shares are the only shares entitled to be voted at the Meeting, and holders of Common Shares are entitled to one vote for each Common Share held.

Holders of Common Shares of record at the close of business on September 1, 2005 (the "**Record Date**") are entitled to vote such Common Shares at the Meeting on the basis of one vote for each Common Share held except to the extent that, (a) the holder has transferred the ownership of any of his Common Shares after the Record Date, and (b) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he owns the Common Shares, and demands not later than (10) days before the day of the Meeting that his name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his Common Shares at the Meeting.

To the knowledge of the directors and the executive officers of the Company, as at the Effective Date, no person or company beneficially owns, directly or indirectly, or controls or directs, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of the Company except for the following:

Beneficial Owner(s)	Common Shares held as at September 1, 2005	Percentage of Outstanding Common Shares
Donald J. McCaffrey Calgary, Alberta	3,588,881	15%
Dr. Norman Wong Calgary, Alberta	3,999,481	17%

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long-term compensation for services in all capacities to the Company and its subsidiaries in respect of individual(s) who were acting as, or were acting in a capacity similar to, a chief executive officer or chief financial officer and the three most highly compensated executive officers whose total salary and bonus exceeded $150,000 per annum (the "**Named Executive Officers**").

SUMMARY COMPENSATION TABLE								
		Annual Compensation			Long-term Compensation			
					Awards		Payouts	
Name and Principal Position	Year Ended April 30	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARS(1) Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP(2) Payouts ($)	All Other Compensation ($)
Donald J. McCaffrey President, CEO and Secretary	2005 2004	182,400 120,000	65,520 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil
Hiran Perera CFO	2005 2004	121,600 96,000	18,720 Nil	Nil Nil	Nil 100,000	Nil Nil	Nil Nil	Nil Nil
Dr. Jan Johansson Sr. VP Clinical Affairs	2005 2004	157,278 20,831	Nil Nil	Nil Nil	200,000 200,000	Nil Nil	Nil Nil	Nil Nil

Notes:

(1) "**SAR**" or "**Stock Appreciation Right**" means a right, granted by the Company or its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.

(2) "**LTIP**" or "**Long-term Incentive Plan**" means a plan providing compensation intended to motivate performance over a period greater than one financial year. LTIP's do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Compensation of Directors

The Company currently has five (5) directors, one (1) of whom is also an executive officer. In the most recently completed financial year, the Company paid no cash compensation (including salaries, director's fees, commissions, bonuses paid for services rendered, bonuses paid for services rendered in a previous year and any compensation other than bonuses earned by the directors for services rendered) to the directors for services rendered in their capacity as directors other than reimbursement of reasonable expenses.

During the most recently completed financial year, the Company did not grant any options to purchase Common Shares to the directors of the Company.

Named Executive Officers of the Company who also act as directors of the Company do not receive any additional compensation for services rendered in such capacity, other than as paid by the Company to such Named Executive Officers in their capacity as executive officers. See *"EXECUTIVE COMPENSATION – Summary Compensation Table"*.

Report on Executive Compensation

The Compensation Committee approves the compensation paid to the Company's officers and in general the overall compensation paid by the Company to its employees. The compensation paid includes base salary and an annual cash bonus paid only if established performance targets are met. These forms of compensation are considered both individually and collectively to determine the compensation levels paid to each of the Company's officers and employees. Compensation levels of the Company's employees are reviewed annually following performance reviews by management.

In arriving at the compensation levels paid by the Company, the Compensation Committee takes into account a number of factors, including the responsibilities and experience of the individuals, the performance of the individuals, and the overall performance of the Company. The Compensation Committee also uses and consults available compensation surveys conducted on the industry for companies of comparable size.

The Compensation Committee believes that the criteria utilized to make determinations with respect to compensation are appropriate and assist the Compensation Committee in its efforts to ensure that overall compensation levels remain competitive to attract and retain quality employees while also ensuring that overall compensation levels do not become excessive. The compensation of the Company's Chief Executive Officer is based on the same criteria as set out above.

Submitted by the Compensation Committee:

Dr. Donald Rix (Chair)
Dr. William Cochrane
Wayne Chiu

Stock Option Plan

The Company has a stock option plan that was approved by the shareholders of the Company at the annual meeting of shareholders held on July 8, 2004 (the "**Plan**"). The Plan provides that the board of directors may, from time to time, grant options to purchase Common Shares to directors, officers, employees, consultants and other eligible service providers of the Company, and of its subsidiaries and affiliates, if any. Currently there are 2,342,900 Common Shares reserved for issuance pursuant to the Plan, which represents 10% of the issued and outstanding Common Shares. As at the Effective Date, options to purchase 2,248,500 Common Shares have been granted.

The number of Common Shares subject to an option granted to any one participant shall be determined by the board, but no one participant shall be granted an option which exceeds the maximum number permitted by the Toronto Stock Exchange (the "**TSX**"). No single participant may be granted options to purchase a number of Common Shares equaling more than 5% of the issued Common Shares of the Company in any twelve-month period unless the Company has obtained disinterested shareholder approval in respect of such grant and meets applicable TSX requirements. Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued common shares of the Company in any twelve-month period to any one consultant of the Company (or any of its subsidiaries). Options shall not be granted if the exercise thereof would result in the issuance of more than 2% of the issued Common Shares of the Company in any twelve-month period to employees of the Company (or of any of its subsidiaries) conducting investor relation activities. Options granted to persons performing investor relations activities will contain vesting provisions such that vesting occurs over at least twelve months with no more than ¼ of the options vesting in any three-month period.

In granting an option the board must fix the number of common shares, exercise price, vesting provisions and expiry date (which in no circumstances shall exceed the maximum term permitted by the TSX). The exercise price of the Common Shares subject to each option shall be determined by the board, subject to applicable TSX approval, at the time any option is granted. In no event shall such exercise price be lower than the exercise price permitted by the TSX. Once the exercise price has

been determined by the board, accepted by the TSX and the option has been granted, the exercise price of an option may be reduced upon receipt of board approval, provided that in the case of options held by insiders of the Company (as defined in the policies of the TSX), the exercise price of an option may be reduced only if disinterested shareholder approval is obtained.

Options are generally granted for a term expiring on the fourth or fifth anniversaries of the date of grant and typically vest 25% immediately, and 25% on each of the first, second and third anniversaries following the date of grant.

If a participant shall cease to be a director, officer, consultant, employee of the Company, or its subsidiaries, for any reason (other than death), such participant may exercise his option to the extent that the participant was entitled to exercise it at the date of such cessation, provided that such exercise must occur within 90 days after the participant ceases to be a director, officer, consultant or employee, unless such participant was engaged in investor relations activities, in which case such exercise must occur within 30 days after the cessation of the participant's services to the Company.

All benefits, rights and options accruing to any participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided herein or the extent, if any, permitted by the TSX. During the lifetime of a participant any benefits, rights and options may only be exercised by the participant.

Subject to the provisions of the Plan, the board shall have authority to construe and interpret the Plan and all option agreements entered into thereunder, to define the terms used in the Plan and in all option agreements entered into thereunder, to prescribe, amend and rescind rules and regulations relating to the Plan and to make all other determinations necessary or advisable for the administration of the Plan. All determinations and interpretations made by the board shall be binding and conclusive on all participants in the Plan and on their legal personal representatives and beneficiaries.

Options Granted to the Named Executive Officers During the Most Recently Completed Financial Year

There were 200,000 options to purchase Common Shares exercisable at $2.25 per share with an expiry date of September 28, 2009, granted to one of the Named Executive Officers during the most recently completed financial year, which represented 36 percent of the total number of options granted during the year. The market price on the date of the grant was $2.41.

Option Exercises and Year-end Option Values

The following table sets forth details of the value of unexercised options on an aggregated basis held by the Named Executive Officers as of the most recent financial year end.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at the Financial Year-end (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-end[1] Exercisable/Unexercisable
Donald J. McCaffrey	Nil	Nil	440,000 / Nil	$2,802,800 / Nil
Hiran Perera	Nil	Nil	100,000 / Nil	$677,000 / Nil
Dr. Jan Johansson	Nil	Nil	200,000 / 200,000	$1,294,000 / $1,144,000

Note:

(1) Aggregate value of unexercised in-the-money options is calculated using the closing price of Common Shares on the Toronto Stock Exchange on the last day the Common Shares traded prior to the most recent financial year-end, being April 29, 2005 ($7.97), less the exercise price of in-the-money stock options multiplied by the number of options.

Long-term Incentive Plans – Awards in Most Recently Completed Financial Year

The Company did not have any long-term incentive plans in place during the most recently completed financial year.

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights or restricted shares were granted by the Company to, or exercised by, the Named Executive Officers of the Company since incorporation. Furthermore, no stock appreciation rights have been exercised.

Stock Option and SAR Repricing

The Company did not make any downward repricing of stock options or stock appreciation rights in its most recently completed financial year.

Pension and Retirement Plans and Payments Made Upon Termination of Employment

The Company does not have in place any pension or retirement plan. The Company has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as a Named Executive Officer of the Company, in connection with or related to the retirement, termination or resignation of such person and the Company has provided no compensation to such persons as a result of a change of control of the Company, its subsidiaries or affiliates. The Company is not party to any compensation plan or arrangement with Named Executive Officers resulting from the resignation, retirement or the termination of employment of such person.

Employment Contracts

At April 30, 2005, the Company had an executive employment agreement in place with the President and CEO of the Company, providing for an annual salary of $187,200. The President and CEO is eligible to receive bonuses as and when approved by the Compensation Committee and Board of Directors, and the agreement is reviewed annually by the Compensation Committee. In the event of (i) a change of control, (ii) a change in the President and CEO's responsibilities, (ii) the Company being in breach or in default of its obligations under the agreement, and (iii) for termination other than for cause, disability, death, and voluntary termination, the President and CEO is entitled to severance equal to 12 months base salary, plus all accrued but unpaid bonuses.

The Company also has an executive employment agreement in place with the CFO of the Company, providing for an annual salary of $124,800. The CFO is eligible to receive bonuses as and when approved by the Compensation Committee and Board of Directors, and the agreement is reviewed annually by the Compensation Committee. In the event of a change of control, (ii) a change in the CFO's responsibilities, (ii) the Company being in breach or in default of its obligations under the agreement, and (iii) for termination other than for cause, disability, death, and voluntary termination, the CFO is entitled to severance equal to 12 months base salary, plus all accrued but unpaid bonuses.

The Company has entered into a consulting services agreement with Dr. Jan Johansson, Senior VP Clinical Affairs, that provides for an annual fee of US $125,000 and 200,000 stock options, with such options subject to availability under the Company stock option plan, and the exercise price determined in accordance with TSX rules at the time of grant. The term of the agreement is four years, expiring April 2008, and is reviewed annually by the Compensation Committee.

Other Compensation

Other than as set forth herein, the Company did not pay any other compensation to executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full-time employees) during the last completed financial year other than benefits and perquisites which equaled less than $50,000 and 10 percent of the total of the annual salary and bonus for each individual.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth securities of the Company that are authorized for issuance under equity compensation plans as at the end of the Company's most recently completed financial year.

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for issuance under equity compensation plans (excluding outstanding securities reflected in Column 1)
Equity compensation plans approved by securityholders	2,239,200	$1.82	104,454[(1)]
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	2,239,200	$1.82	104,454

Note:

(1) The aggregate number of Common Shares reserved for issuance under the Plan at April 30, 2005 was 2,343,654, which represented 10% of the then current issued and outstanding shares.

PERFORMANCE GRAPH

The following graph illustrates the cumulative total shareholder return of a $100 investment in the Corporation's Common Shares, compared with the cumulative total return of the S&P/TSX Composite Index. On January 17th, 2005, Resverlogix Corp. graduated from TSX-V to TSX. The time frame selected for the following performance graph is from April 25th, 2003 (as the Company took over a CPC on this date) to fiscal year end April 29th, 2005.

Cumulative Total Return on $100 Investment (April 25, 2003 – April 29, 2005)


$600.00
$500.00
$400.00
$300.00
$200.00
$100.00
$0.00
RVX graduated from TSX-V to TSX (1/17/05)
Start point: 4/25/03 RVX took over a CPC
Apr-03
Jun-03
Aug-03
Oct-03
Dec-03
Feb-04
Apr-04
Jun-04
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Apr-05
TSX Composite Index
Resverlogix

MANAGEMENT CONTRACTS

Other than as set forth below, during the most recently completed financial year, no management functions of the Company were to any substantial degree performed by a person or company other than the directors or executive officers (or private companies controlled by them, either directly or indirectly) of the Company.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No director, executive officer, employee or former director, executive officer or employee of the Company or its subsidiaries nor any of their associates of affiliates, is, or has been at any time since the beginning of the last completed financial year, indebted to the Company or its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth herein and below, or as previously disclosed, the Company is not aware of any material interests, direct or indirect, of any director or executive officer, proposed nominee for election as a director or any shareholder holding more than 10% of the voting rights attached to the Common Shares or any associate or affiliate of any of the foregoing in any transaction in the preceding financial year or any proposed or ongoing transaction of the Company which has or will materially affect the Company.

In June 2003, Resverlogix completed an intellectual property acquisition of a Cancer Suppression Therapy from its co-discoverers, Drs. Norman Wong and Koichiro Mihara. In consideration for acquisition of the intellectual property, the Company agreed to pay each of the vendors: A) $50,000; B) a five percent royalty on cumulative future licensing revenues of $20,000,000 and a 10 percent royalty on future licensing revenues in excess of $20,000,000, only for licensing revenues earned up to June

23, 2013 and only if a licensing agreement is signed by the Company with a third party by June 23, 2008; and C) 1,000,000 Series A first preferred shares convertible into common shares at a conversion rate of 1 share for each $8.00 in licensing revenues earned over $2,000,000, only for licensing revenues earned up to June 23, 2013 and only if a licensing agreement is signed with a third party by June 23, 2008. The conversion price is based on a common share price of $1.60 and is adjusted should the price of common shares exceed $2.00 per share at the time of conversion. If the price per common share exceeds $2.00, the number of common shares issued at the time of conversion is reduced by a ratio defined in the acquisition agreement.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, no director or executive officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company's board of directors continually evaluates the corporate governance policies and procedures of the Company. Regulatory changes that have occurred as a result of the enactment of the Sarbanes-Oxley Act in the United States, and proposed changes to the TSX Corporate Governance Guidelines are continually monitored by the Company's board of directors and the board will take appropriate action as regulatory changes occur. In the following table, the Company's corporate governance procedures are compared with the current TSX guidelines on corporate governance.

	Corporate Governance Guideline	Resverlogix Compliance	Commentary
1.	The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation and, as part of the overall stewardship responsibility, should assume responsibility for the following matters:		The mandate of the board is to supervise the management of the Company and to act in the best interests of the Company. The board acts in accordance with: • the Alberta Business Corporations Act; • the Company's articles of incorporation and by-laws; • the charters of the board and the board committees; and other applicable laws and company policies.
(a)	adoption of a strategic planning process;	Yes	The board has initiated a strategic planning process which involves ongoing meetings of the board to discuss strategic planning issues, with and without members of management.
(b)	the identification of the principal risks of the corporation's business and ensuring the implementation of appropriate systems to manage these risks;	Yes	Directly and through the Audit and Finance Committee, the board monitors and receives periodic reports respecting operations, internal controls and business risks from management and the external auditors. The identification of the principal risks of our business and the implementation of appropriate systems to manage these risks are two of the issues that the board is addressing in the ongoing strategic planning process.
(c)	succession planning, including appointing, training and monitoring senior management;	Yes	Given our size, the committee acts on an as-needed basis to fill specific requirements at senior management levels.
(d)	a communications policy for the corporation; and	Yes	The Board approves all of our major compliance and communication documents, including annual and quarterly reports, financing documents, press releases and other disclosure documents. In addition, the Board has delegated the responsibility for direct shareholder communications to the President and Chief Executive Officer and the Chief Financial Officer, who are available to shareholders and the investment community to discuss our

	Corporate Governance Guideline	Resverlogix Compliance	Commentary
			business and operations. Both the President & Chief Executive Officer and the Chief Financial Officer can be reached at our investor relations line at (403)254-9252.
(e)	the integrity of the corporation's internal control and management information systems.	Yes	The Board has used our auditors and outside advisors to assess the integrity of our internal control and management information system.
2.	The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.	Yes	Four of the five members of the board are unrelated directors. Donald J. McCaffrey, President, Chief Executive Officer and Secretary of the company, is the only related director. The Company does not have a significant shareholder, however the insiders as a group hold or exercise control over 42% of the issued and outstanding shares.
3.	The application of the definition of "unrelated director" to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors or, in the case of a corporation with a significant shareholder, whether the board is constituted with the appropriate number of directors which are not related to either the corporation or the significant shareholder. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.	Yes	Of the current five members of the board, one is a member of management. The remaining four are independent of management and are free from any interest and any business or other relationship (other than interests and relationships arising from shareholdings) which could, or could reasonably be perceived to, materially interfere with such directors' ability to act in our best interests.
4.	The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e. non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.	Yes	The Governance Committee has the responsibility of proposing new nominees to the board and for assessing directors on an ongoing basis.
5.	Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.	No	The Governance Committee does not have a formal process for assessing the contribution of individual directors, on an ongoing basis.

	Corporate Governance Guideline	Resverlogix Compliance	Commentary
6.	Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.	No	There is no specific education and orientation program for new board members. Regular board meetings include meetings with management where new board members can familiarize themselves with our operations. The board will ensure that any new directors will be provided with suitable materials and training to assist in their orientation to us and to their roles within the board; however, given that new directors will be added infrequently, no formal orientation process is felt necessary at this time.
7.	Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.	Yes	The board is currently comprised of five directors. The board believes this is large enough to permit a diversity of views while not being too large to detract from the board's efficiency and effectiveness.
8.	The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.	Yes	Directors are compensated by the grant of stock options under our stock option plan. Director's liability insurance is provided. The board believes that the compensation currently offered to directors, adequately reflects the responsibilities and risks assumed by each member.
9.	Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.	Yes	A majority of the members of the Audit and Finance Committee, Compensation Committee and Governance Committee are unrelated directors. Donald J. McCaffrey, the only inside director, sits on the Governance Committee.
10.	Every board of directors should assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation's approach to governance issues. This committee would, amongst other things, be responsible for the corporation's response to these governance guidelines.	Yes	The entire board, with recommendations from the Governance Committee, has accepted the responsibility to enhance corporate governance through a continuing assessment of governance issues.
11.	The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management's responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.	Yes	The board retains all powers not delegated by the board to management or Board Committees. The board remains responsible for directing our business and affairs and for supervising management. Position descriptions for senior officers is an issue that is being addressed in the ongoing strategic planning process. The corporate objectives of the CEO include maximizing shareholder value, implementing our business plan that is being developed pursuant to the board's strategic planning process, developing and staffing our management structure and providing effective communication between the board, management and shareholders. In addition, the CEO's performance will be measured annually against objectives set forth in the annual budget. The corporate objectives for the CEO is an additional issue that is being addressed in the ongoing strategic planning process.
12.	Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning	Yes	The Corporate Governance Committee is responsible for administering the board's relationship with management and the CEO. The board has appointed an unrelated chair of the board that the board can function independently of management.

Corporate Governance Guideline	Resverlogix Compliance	Commentary
this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director". Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board's relationship to management to a committee of the board.		
13. The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.	Yes	The Audit and Finance Committee is composed of only outside directors and consists of Messrs. Ward, Cochrane and Chiu. The Audit and Finance Committee has adopted a comprehensive list of practices to guide its activities in order to fulfill this mandate and provide further guidance to Audit and Finance Committee members respecting their reviews. The Audit and Finance Committee: (i) reviews with our auditors and with management our accounting principles, policies and practices; (ii) reviews our audited consolidated financial statements with the auditors prior to their submission to the board for approval; and (iii) reviews with the auditors the adequacy of our accounting, financial and operating controls. The Audit and Finance Committee reviews and endorses the scope and adequacy of management's reporting and the results of the external audit activities.
14. The board of directors should implement a system which enables an individual director to engage an outside advisor at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.	Yes	A director or a group of directors may engage outside advisors at our expense, subject to board approval.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the board of directors of the Company, the only matters to be brought before the meeting are those matters set forth in the accompanying Notice of Meeting.

1. Report and Financial Statements

The board of directors of the Company has approved all of the information in the audited financial statements of the Company for the year ended April 30, 2005 and the report of the auditor thereon.

2. Fix Number of Directors to be Elected at the Meeting

Shareholders of the Company will be asked to consider and, if thought appropriate, to approve and adopt an ordinary resolution fixing the number of directors to be elected at the Meeting. In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by shareholders who vote in respect of the resolution.

At the Meeting, it will be proposed that five (5) directors be elected to hold office until the next annual meeting or until their successors are elected or appointed. **Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote in favour of the ordinary resolution fixing the number of directors to be elected at the Meeting at five (5).**

3. Election of Directors

The Company currently has five (5) directors and all of these directors are being nominated for re-election. The following table sets forth the name of each of the persons proposed to be nominated for election as a director, all positions and offices in the Company presently held by such nominee, the nominee's municipality of residence, principal occupation at present, the period during which the nominee has served as a director, and the number and percentage of Common Shares of the Company that the nominee has advised are beneficially owned by the nominee, directly or indirectly, or over which control or direction is exercised, as of the Effective Date.

Unless otherwise directed, it is the intention of the Management Designees, if named as proxy, to vote for the election of the persons named in the following table to the board of directors. Management does not contemplate that any of such nominees will be unable to serve as directors; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, **proxies held by Management Designees will be voted for another nominee in their discretion unless the shareholder has specified in his form of proxy that his Common Shares are to be withheld from voting in the election of directors.** Each director elected will hold office until the next annual meeting of shareholders or until his successor is duly elected, unless his office is earlier vacated in accordance with the by-laws of the Company or the provisions of the *Business Corporations Act* (Alberta) to which the Company is subject.

Name, Municipality of Residence, and Date Became a Director	Present Occupation	Number and Percentage of Common Shares Held or Controlled as at the Effective Date(1)(2)
Donald J. McCaffrey(5) Calgary, Alberta April 25, 2003	President, CEO and Secretary of the Company. President of BioFuture.	3,588,881 (15.3%)
Dr. William A. Cochrane(3)(4) Calgary, Alberta April 25, 2003	President and Director, W. A. Cochrane & Associates Inc., a private consulting firm.	65,000(6) (<1%)
Dr. Donald Rix(4)(5) Vancouver, British Columbia April 25, 2003	Chairman, MDS Metro Laboratory Services, a subsidiary of MDS Inc.	35,000(7) (<1%)
Wayne Chiu(3)(4) Calgary, Alberta April 25, 2003	Founder, CEO, President and Director, of Trico Developments Corporation, an Alberta-based private development corporation	1,850,885 (7.9%)
Whitney O. Ward(3)(5) Eagle, Colorado April 25, 2003	Chairman, Resort Ventures LLC, a resort management firm based in Colorado	227,275 (1.0%)

Notes:

(1) Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the Effective Date, are based upon the information furnished to the Company by the above individuals.
(2) Assumes a total of 23,428,997 Common Shares issued and outstanding as at the Effective Date.
(3) Directors who are currently members of the Company's Audit Committee.
(4) Directors who are currently members of the Company's Compensation Committee.
(5) Directors who are currently members of the Company's Governance Committee.
(6) Shares held in the name of W. A. Cochrane & Associates Inc., a corporation wholly owned by Dr. Cochrane.
(7) Shares held in the name of Donald B. Rix Professional Medical Corp., a corporation owned by Dr. Rix.

Bankruptcies and Cease Trade Orders

No director, officer or shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, or a person holding company of any such person has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

4. Appointment of Auditor

The shareholders will be asked to vote for the re-appointment of KPMG LLP as the auditor of the Company to hold office until the next annual meeting of the Shareholders at remuneration to be fixed by the directors. KPMG LLP was first appointed as the auditor of the Company on April 9, 2003.

OTHER BUSINESS

While there is no other business other than that business mentioned in the Notice of Meeting to be presented for action by the shareholders at the Meeting, **it is intended that the proxies hereby solicited will be exercised upon any other matters and proposals that may properly come before the Meeting or any adjournment or adjournments thereof, in accordance with the discretion of the persons authorized to act thereunder.**

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information of the Company's most recently completed financial year is provided in the Company's comparative financial statements and management discussion and analysis available on SEDAR. A shareholder may contact the Company at 202, 279 Midpark Way SE, Calgary, Alberta, T2X 1M2, Attention: CFO, to obtain a copy of the Company's most recent financial statements and management discussion and analysis.

RESVERLOGIX CORP.

INSTRUMENT OF PROXY

Proxy Solicited by Management for the Annual Meeting of Resverlogix Corp. to be held on Monday, October 3, 2005

The undersigned, being a holder of Common Shares (the "Common Shares") of Resverlogix Corp. (the "Company"), hereby appoints **Donald J. McCaffrey** or, instead of him, **Dr. William A. Cochrane**, or instead of either of them, ______________________________, as proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote (with all the power which the undersigned would possess according to the number of votes which the undersigned would be entitled to cast if personally present) at the Annual Meeting (the "Meeting") of the Corporation to be held at 10:00 a.m., Calgary time, on Monday, October 3, 2005 at the Alastair Ross Technology Centre, Board Rooms #2 and #3, 140, 3553 – 31st Street NW, Calgary, Alberta and at any adjournment thereof, and at every poll which may take place in consequence thereof upon the matters that may come before the Meeting and without restricting the general authorization and power hereby given, to vote at the Meeting as specifically directed below:

1. FOR _____ AGAINST ______
fixing the number of directors to be elected at the Meeting at five members.

2. FOR _____ WITHHOLD VOTE ______
the election of the directors of the **five** nominees to represent Shareholders named in the accompanying Management Information Circular.

3. FOR _____ WITHHOLD VOTE ______
the re-appointment of KPMG LLP, Chartered Accountants as auditors of the Company and the authorization of the directors to fix the remuneration of the auditors.

In the absence of any specification above, the said appointees shall be deemed to have been granted authority to vote the Shares represented by this Proxy in favour of the aforementioned resolutions.

A Shareholder may appoint as his proxy a person (who need not be a Shareholder) other than those named in this form of Proxy. A Shareholder wishing to appoint another person to attend and act on his behalf at the Meeting may do so by filling in the name of that person in the blank space in this Proxy form following the name of persons listed as proxy hereon or by completing another appropriate form of proxy.

A Shareholder who has submitted a proxy for the Meeting may revoke it at any time before it is voted at the Meeting.

The undersigned hereby revokes any instrument of proxy previously given and does further hereby ratify and confirm all that such proxy may do by virtue hereof.

Dated this ___ day of ____________, 2005.

____
(Signature of Shareholder)

____
(Name of Shareholder)

____
(Number of Common Shares held)

The management of the Company knows of no amendments, variation or other matters to come before the Annual Meeting other than the matters referred to in the Notice of Annual Meeting that accompanies this Instrument of Proxy. However, if any such amendment, variation or other matter properly comes before the Meeting this proxy confers discretionary authority upon the Shareholder's proxy holder to vote on such amendment, variation or other such matter in accordance with his best judgment.

NOTES:

1. This Instrument of Proxy must be executed by the Shareholder, or the Shareholder's attorney authorized in writing. If the Shareholder is a corporation, the proxy must be executed under its corporate seal or by an officer or attorney duly authorized. Persons signing as executors, administrators, trustees, or the like, should so indicate and give their full title as such.

2. This Instrument of Proxy must be dated and signed exactly as the shares are registered. The duly completed Instrument of Proxy must be delivered to the office of Valiant Trust Company, 310, 606 – 4th Street SW, Calgary, Alberta T2P 1T1, or by fax at 403-233-2857, not less than 48 hours, excluding Saturdays and holidays, before the time fixed for holding the Meeting or any adjournment thereof.

RESVERLOGIX

First Quarter Ended July 31, 2005

CORPORATE OFFICE:
202, 279 Midpark Way SE
Calgary, Alberta, T2X 1M2 Canada
Phone: (403) 254-9252 Fax: (403) 256-8495 Email: info@resverlogix.com
www.resverlogix.com

TRADING SYMBOL:
TSX: RVX

FOR MORE INFORMATION, PLEASE CONTACT:
Hiran Perera, CFO
Email: hiran@resverlogix.com

September 8, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of operations and financial position should be read in conjunction with the Company's July 31, 2005 Quarterly Financial Statements. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP").

OVERVIEW

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Combining expertise with innovation, Resverlogix's NEXVAS™ Program applies advanced medical research to develop therapies that increase high density lipoprotein (HDL), the "good cholesterol," to treat cardiovascular diseases. The TGF-β Shield™ Program utilizes an adoptive immunotherapy approach to target cancers and fibrotic diseases. Resverlogix Corp. is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases.

The Corporation is focused on the primary stages of drug development, leading up to Investigational New Drug (IND) application and early stage clinical studies. This strategy will avoid the significant costs and uncertainty of the final phases of the drug development process (late stage clinical trials) by either licensing or selling its technology. Hence, a major portion of the biotech investment risk should be eliminated.

Shares of Resverlogix trade on the TSX Exchange under the symbol, RVX.

HIGHLIGHTS

During the year, the Company announced a Request For Proposal (RFP) process with seven leading global life science organizations for an exclusive standstill agreement regarding its NEXVAS technology in cardiovascular disease (CVD). Resverlogix is continuing to have discussions with these pharmaceutical firms and will not disqualify any candidate until the Company can conclude the formal agreements. The Company now believes that expanding the breadth of experiments and providing proof-of-principle on higher order animals will enhance the overall value prior to finalization of a preliminary standstill agreement. Therefore, Resverlogix has temporarily delayed the conclusion of these negotiations until such data can be shared with those parties. Resverlogix's goal remains to lock-up a partnership arrangement with the ideal candidate to accelerate the sale of technology by end of 2006.

The Company is encouraged with the scientific development and the potential that ApoA1/HDL-enhancing technologies like NEXVAS has.

In July 2005, Resverlogix announced that it had established a wholly-owned subsidiary called RVX Therapeutics Inc. for business and strategic objectives. Resverlogix Corp. will still hold its primary asset, NEXVAS technology, for cardiovascular applications. The purpose of RVX Therapeutics is to hold non-core assets, such as TGF-β Shield and others, that will develop separately from the NEXVAS technology. An independent third-party valuation group has been hired to provide the appropriate valuation for the transfer of this technology.

In July 2005, the Company completed renovations and moved into its expanded laboratory facilities. The new laboratory has state-of-the-art scientific equipment with which to perform experimentation, and the Company has hired two additional research associates, and is in the process of hiring other scientific staff. Renovations to the facility totaled $186,000, and equipment additions totaled $116,000.

In July 2005, the Company announced exciting new research that will expand the NEXVAS commercial opportunity to acute coronary syndrome in addition to current focus on dyslipidemia (also referred to as the "chronic" market). The Company has now validated in an animal model a rapid onset of ApoA1 enhancement that is applicable for the acute market. These findings are novel and will build upon the commercial opportunity of the NEXVAS chronic program.

In August 2005, Resverlogix announced that on behalf of its wholly owned subsidiary, RVX Therapeutics, it has filed a patent application covering a unique and expanded application of its cardiovascular technology. The Company has discovered pharmaceutical compounds which have the potential to be used with medical devices such as drug-eluting stents. It is estimated that by 2010 the drug-eluting device market will generate revenues in excess of $8.0 billion U.S. annually.

The Company is encouraged by the scientific development of NEXVAS technology. The Company's science has progressed very quickly from a drug discovery stage of biotechnology research to proof of concept and is now in the process of lead selection for future toxicology testing. The hiring of world renowned experts and a dedicated staff has made a significant contribution to this rapid progression in meeting and exceeding corporate milestones.

FINANCING ACTIVITIES

In June 2005, the Company announced a Normal Course Issuer Bid allowing the Company to repurchase up to 250,000 common shares during the period of June 24, 2005 to June 23, 2006 at the market price at the time of repurchase. All common shares repurchased by the Company will be cancelled. Pursuant to the Normal Course Issuer Bid, the Company has acquired 93,100 of its common shares at an average price of $5.79 per share. No purchases were undertaken since July 28th up to reporting date (September 08, 2005). Total cost of this program including commissions was $546,879.

In the three months ended July 2005, the Company received $15,840 from the exercise of 14,400 agent's options issued at $1.10 per share in connection with the 2003 Short Form Offering Document. The Company also received $21,750 from the exercise of 17,400 agent's options issued at $1.25 and $273,549 from the exercise of 91,183 agent's options issued at $3.00 per share to the agents in connection with various brokered private placements.

In May 2005, the Company received $170,260 in total from the exercise of 124,800 options varying in price from $1.20 to $1.50.

RESULTS OF OPERATIONS

Resverlogix incurred a net loss for the three months ended July 31, 2005 of $1,372,511, or $0.06 per share. The net loss for the three months ended July 31, 2004 was $585,713 or $0.03 per share. The increase in R&D activities, which was up $505,244 from July 31, 2004, to accelerate the scientific and business progression of the Company was a key contributor for the higher loss in this period as compared to the same period in the prior year. For the three months ended July 31, 2005, $196,362 was recorded as the amortization cost of stock based compensation as per the CICA guidelines as compared to nil for the same period of the prior year. The average monthly "burn rate", revenues and expenditures excluding non-cash items, for the three months was $372,000 as compared to $184,000 for the same period in the prior year.

Revenue
The revenue of the Company consisted of interest earned on funds invested. Interest revenue was $73,050 for the three months ended July 31, 2005, as compared to $13,095 for the three months ended July 31, 2004.

Research and Development
For the three months ended July 31, 2005, research and development expenditures totaled $774,234 with a recovery of $5,204 for government grants through the National Research Council's IRAP program. For the three months ended July 31, 2004, research and development expenditures totaled $267,725 with a recovery of $3,940 for government grants. Key expense items relate to lead optimization of the Company's novel compounds. These expenses include chemical synthesis, pharmacokinetics studies and toxicology testing in preparation for Investigational New Drug application in the near future. Prominent contract research organizations and renowned academics were hired to expand and validate internal findings. Results are closely monitored for optimization while processes are in place to generate efficiencies in output per contracted employee. Internal expenses include salaries and benefits for R&D staff, consulting fees, supplies and general laboratory operating expenses. Expenses have increased steadily as additional staff members have been hired and the quantity and scope of experimentation have increased over the last year. The Company expects future research & development costs to increase in the next year when third-party pre-IND costs will be incurred.

General and Administrative
For the three months ended July 31, 2005, general and administrative expenditures totaled $420,364, compared to $301,399 for the three months ended July 31, 2004. General and administrative expenses includes salaries and other operating costs not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, investor relations and business development. The major expense for the three months was salaries, benefits and consulting fees for $192,892. The Company also incurred $81,102 for investor relations and other costs, and $67,526 for professional fees. The remaining expenditures were general operating costs.

SUMMARY OF QUARTERLY RESULTS

	For the three month period ended July 31 2005	April 30 2005	Jan. 31 2005	Oct. 31 2004
Revenue	$73,050	$113,802	$61,591	$32,329
Net loss	($1,372,511)	($1,197,622)	($1,138,161)	($657,488)
Net loss per share (basic and fully diluted)	($0.06)	($0.05)	($0.05)	($0.04)

	For the three month period ended July 31 2004	April 30 2004	Jan. 31 2004	Oct. 31 2003
Revenue	$13,095	$15,323	$5,629	$1,725
Net loss	($585,713)	($1,033,430)	($308,632)	($193,074)
Net loss per share (basic and fully diluted)	($0.03)	($0.06)	($0.02)	($0.01)

The increase in the quarterly losses is a result of the progression of the research & development activity of the Company. Also, in the fourth quarter of the 03/04 fiscal year (quarter ending April 30, 2004), a stock-based compensation expense of $578,286 was recorded as the Company chose to early adopt the fair value method of accounting for options granted under its Stock Option Plan. The amortization of stock-based compensation is a non-cash expense.

LIQUIDITY

As at July 31, 2005, cash and near cash investments totaled $10,745,448 as compared to $12,103,450 at April 30, 2005. The Company's policy is to invest its cash reserves in low risk investments with a maturity of three months to two years at the time of purchase. The fixed income instrument maturity dates are usually matched to expected cash flow requirements. At July 31, 2005, the Company had working capital of $10,345,553 compared to $11,766,876 at April 30, 2005. Given the overall cash burn, the Company believes that is has sufficient cash reserves to operate for two years with the assumption of no revenues.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at September 8, 2005)

Authorized and Issued Share Capital

Class	Par Value	Authorized	Issued
Common	No par value	Unlimited	23,428,997
Preferred	No par value	Unlimited	2,000,000 (Series A)

Description of Options, Warrants and Convertible securities outstanding

Security Type	Number	Exercise Price	Expiry Date
Options	1,205,000	$1.60	4/25/08
Options	28,000	$1.16	7/15/08
Options	167,500	$1.20	9/5/08
Options	10,000	$1.25	2/9/06
Options	213,000	$1.50	3/15/08
Options	67,000	$2.25	9/28/08
Options	128,000	$2.25	8/31/07
Options	200,000	$2.25	9/28/09
Options	75,000	$2.25	9/28/08
Options	30,000	$4.50	2/16/09
Options	50,000	$6.50	4/8/09
Options	20,000	$7.00	5/6/09
Options	30,000	$7.00	5/6/10
Options	25,000	$5.50	6/27/10
Agent's Options	70,886	$1.25	2/20/06
Agent's Options	161,848	$3.00	5/23/06
Total	2,481,234	$1.16 to $7.00	

RISKS AND UNCERTAINTIES

Resverlogix is at an early stage of development and has incurred losses to date. Developing new technologies will require further time and costs for research and development. It may be a number of years before the technology begins to generate revenues. There is no assurance that any of the Company's developments will be successful.

The success of Resverlogix is dependent on its ability to obtain patents and the proposed technology meeting acceptable cost and performance criteria in the marketplace. The Company will be dependent on ongoing marketing efforts in licensing of its technology.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

Notice to Reader

The management of Resverlogix Corp. is responsible for the preparation of the accompanying interim consolidated financial statements. The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

These interim financial statements have not been reviewed by an auditor. These interim consolidated financial statements are unaudited and included all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Dated September 8, 2005.

signed "Donald J. McCaffrey"
President and CEO

signed "Hiran Perera"
CFO

RESVERLOGIX CORP.

Interim Consolidated Balance Sheets

	July 31, 2005 (unaudited)	April 30, 2005 (audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 7,742,856	$ 8,424,837
Marketable securities	3,002,592	3,678,613
Accounts receivable	21,405	79,473
Prepaid expenses	41,874	29,688
	10,808,727	12,212,611
Property and equipment (note 3)	722,241	545,412
Intellectual property and patents (note 4)	108,166	105,301
	$ 11,639,134	$ 12,863,324
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 438,182	$ 412,805
Current portion of equipment leases	24,992	32,930
	463,174	445,735
Shareholders' equity: (note 5)		
Common shares	18,243,696	17,619,707
Preferred shares	50,000	50,000
Contributed surplus	1,117,211	1,028,321
Warrants	232,459	351,367
Deficit	(8,467,406)	(6,631,806)
	11,175,960	12,417,589
Commitments (note 6)		
	$ 11,639,134	$ 12,863,324

See accompanying notes to the interim consolidated financial statements.

RESVERLOGIX CORP.

Interim Consolidated Statements of Operations and Deficit

	Three months ended July 31, 2005	2004
	(unaudited)	
Revenue:		
Interest income	$ 73,050	$ 13,095
Expenses:		
Research and development	774,234	267,725
Research and development cost recoveries	(5,204)	(3,940)
General and administrative	420,364	301,399
Stock based compensation	196,362	–
Depreciation and amortization	46,263	33,624
Foreign exchange loss	13,542	–
	1,445,561	598,808
Loss for the period	1,372,511	585,713
Deficit, beginning of period	6,631,806	3,052,822
Share repurchase (note 5)	463,089	–
Deficit, end of period	$ 8,467,406	$ 3,638,535
Loss per common share – basic and diluted	$ 0.06	$ 0.03
Weighted average number of common shares	23,421,587	18,402,415

See accompanying notes to the consolidated interim financial statements.

RESVERLOGIX CORP.

Interim Consolidated Statements of Cash Flows

	Three months ended July 31, 2005	2004
	(unaudited)	
Cash provided by (used in):		
Operations:		
Loss for the period	$(1,372,511)	$ (585,713)
Items not involving cash:		
Depreciation and amortization	46,263	33,624
Stock based compensation	196,362	–
	(1,129,886)	(552,089)
Changes in non-cash working capital:		
Accounts receivable	58,068	(12,185)
Prepaid expenses	(12,186)	7,013
Accounts payable and accrued liabilities	25,377	88,411
	(1,058,627)	(468,850)
Financing:		
Proceeds from exercise of options and warrants	481,399	96,000
Share repurchase (note 5)	(546,879)	–
Equipment leases	(7,938)	(7,186)
	(73,418)	88,814
Investing:		
Marketable securities	676,021	481,936
Property and equipment additions	(221,481)	(21,768)
Patent additions	(4,476)	(10,945)
	450,064	449,223
Increase (decrease) in cash and cash equivalents	(681,981)	69,187
Cash and cash equivalents, beginning of period	8,424,837	276,447
Cash and cash equivalents, end of period	$ 7,742,856	$ 345,634

See accompanying notes to the interim consolidated financial statements.

The interim consolidated financial statements of Resverlogix Corp. (the "Company") were prepared by management using accounting policies and methods of their application consistent with those used in the preparation of the Company's audited consolidated financial statements for the year ended April 30, 2005. The disclosure, which follows, is incremental to the disclosure included with the annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended April 30, 2005.

1. Nature of operations:

The Company is currently in the development stage and has no established commercial revenue and customer base.

The Company has the following projects under development:

(a) NEXVAS™:

The Company's lead technology NEXVAS™ is an ApoA1/high-density lipoprotein (HDL) enhancement program. ApoA1 is the key building block cardio protective protein of HDL (the good cholesterol). ApoA1/HDL enhancement technology focuses on the treatment of numerous cardiovascular diseases including the reversal of atherosclerotic plaque.

(b) TGF-β Shield™:

This technology is an approach to suppress the ability of cancers to avoid the immune system's cancer killing activity, and has been re-engineered to treat fibrotic diseases of the eye, liver, lung, heart and kidney. The initial technology was acquired in June 2003. In July 2004, the Company filed a patent application to protect the therapeutic applications of this technology.

Research and development expenditures on these projects are as follows:

	Three months ended July 31, 2005	Three months ended July 31, 2004	Cumulative since inception
NEXVAS	$ 726,436	$ 222,983	$2,362,954
TGF-β Shield	47,798	40,802	318,959

As the Company has no established revenue base, it is reliant on equity financing for funding its projects under development. At July 31, 2005, the Company has $10.3 million of working capital including $10.7 million of cash and marketable securities. Management has concluded that it has sufficient working capital to fund its development and corporate operations beyond July 31, 2006.

2. Significant accounting policies:

Costs incurred in obtaining patents, all legal expenses to file, revise and defend patents, and all regulatory body fees relating to the patents are capitalized. Patent costs are amortized on a straight-line basis over the estimated life of the respective patents, being 18 years. On an ongoing basis, management reviews the valuation, taking into consideration circumstances which might have impaired the value.

3. Property and equipment:

July 31, 2005	Cost	Accumulated depreciation	Net book value
Laboratory equipment	$ 669,548	$ 212,858	$ 456,690
Office furniture and equipment	41,733	18,114	23,619
Computer equipment	87,098	46,457	40,641
Computer software	19,930	11,479	8,451
Leasehold improvements	258,498	65,658	192,840
	$ 1,076,807	$ 354,566	$ 722,241

April 30, 2005	Cost	Accumulated depreciation	Net book value
Laboratory equipment	$ 643,039	$ 189,987	$ 453,052
Office furniture and equipment	39,052	16,048	23,004
Computer equipment	81,760	39,633	42,127
Computer software	16,243	9,818	6,425
Leasehold improvements	75,231	54,427	20,804
	$ 855,325	$ 309,913	$ 545,412

4. Intellectual property and patents:

July 31, 2005	Cost	Accumulated amortization	Net book value
Acquired property (NEXVAS)	$ 818	$ 57	$ 761
Patents	115,153	7,748	107,405
	$ 115,971	$ 7,805	$ 108,166

April 30, 2005	Cost	Accumulated amortization	Net book value
Acquired property (NEXVAS)	$ 818	$ 45	$ 773
Patents	110,677	6,149	104,528
	$ 111,495	$ 6,194	$ 105,301

5. Share capital:

(a) Issued and outstanding:

Common shares	Number of shares	Amount
Balance, April 30, 2004	18,382,415	$ 5,197,767
Issued for cash in private placements	3,854,666	11,404,198
Issued on exercise of warrants	936,533	1,410,136
Issued on exercise of stock options	69,000	90,420
Transfer from warrants on exercise of warrants		714,145
Transfer from contributed surplus on exercise of options		64,830
Share issue costs		(1,261,789)
Balance, April 30, 2005	23,242,614	17,619,707
Issued on exercise of warrants	122,983	311,139
Issued on exercise of stock options	124,800	170,260
Transfer from warrants on exercise of warrants		118,908
Transfer from contributed surplus on exercise of options		107,472
Shares repurchased and cancelled	(93,100)	(83,790)
Balance, July 31, 2005	23,397,297	$18,243,696

Series A Preferred shares	Number of shares	Amount
Balance, April 30, 2005	2,000,000	$ 50,000
Balance, July 31, 2005	2,000,000	$ 50,000

(b) Normal Course Issuer Bid:

On June 16, 2005, the Company announced a Normal Course Issuer Bid allowing the Company to repurchase up to 250,000 common shares during the period of June 24, 2005 to June 23, 2006 at the market price at the time of the repurchase. All common shares repurchased by the Company will be cancelled. Pursuant to the Normal Course Issuer Bid, the Company has acquired 93,100 of its common shares at an average price of $5.79 per share. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit.

5. Share capital (continued):

(c) Stock options:

The Company has a stock option program whereby the Company may grant options to its directors, officers, employees and consultants for up to 10% of the issued and outstanding common shares. The majority of options vest immediately and have a one to five year term.

	July 31, 2005		April 30, 2005	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	2,314,000	$ 1.82	1,830,000	$ 1.51
Granted	75,000	6.50	553,000	2.76
Exercised	(124,800)	1.36	(69,000)	1.31
Outstanding at end of period	2,264,200	$ 2.00	2,314,000	$ 1.82
Weighted average remaining contractual life	3.0 years		3.1 years	

The weighted average fair value of the options granted during the three months ending July 31, 2005 was $3.97 per option using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	4%
Expected life	4 to 5 years
Expected volatility (calculated once a year)	73%

5. Share capital (continued):

(d) Warrants:

The following table summarizes the changes in common share purchase warrants outstanding:

	Number of warrants	Amount	Weighted average exercise price
Outstanding, April 30, 2004	1,051,586	$ 785,748	$ 1.47
Granted in connection with private placement	256,664	279,764	3.00
Exercised during period	(936,533)	(714,145)	1.50
Outstanding, April 30, 2005	371,717	351,367	2.43
Exercised during period	(122,983)	(118,908)	2.53
Outstanding, July 31, 2005	248,734	$ 232,459	$ 2.39

The following table summarizes information about the common share purchase warrants outstanding and exercisable at July 31, 2005.

Outstanding	Exercise price	Expiry
5,368	$ 1.10	January 23, 2006
81,518	$ 1.25	February 20, 2006
161,848	$ 3.00	May 23, 2006
248,734		

(e) Contributed surplus:

The changes in contributed surplus balance are as follows:

	Amount
Balance, April 30, 2004	$ 582,650
Options exercised	(64,830)
Fair value of options granted	510,501
Balance, April 30, 2005	1,028,321
Options exercised	(107,472)
Fair value of options granted	196,362

Balance, July 31, 2005	$ 1,117,211

5. **Share capital (continued):**

(f) Per share amounts:

The loss per share has been calculated based on the weighted average shares outstanding during the period. The effect upon the conversion of stock options and warrants is anti-dilutive.

6. **Commitments:**

As at July 31, 2005, the Company was committed to operating lease payments for office and laboratory premises as follows:

2006	$ 117,348
2007	117,348
2008	105,724
2009	47,604
2010	7,934

The Company has an outstanding letter of credit for $60,000 from a Canadian chartered bank. The letter of credit is secured by a short-term investment.

A special bonus is payable to directors, officers and employees conditional on the sale of the Nexvas technology on or before April 30, 2007. The special bonus is subject to final approval by the Board of Directors.

7. **Financial instruments:**

The fair value of monetary assets and liabilities, except the Company's marketable securities, approximate their carrying values, due to the short-term nature of these instruments. The market value of the marketable securities at July 31, 2005 was approximately $3.0 million (April 30, 2005 - $3.7 million).

RECEIVED
2005 AUG 10 P 2:12
OFFICE OF INTERNATIONAL CORPORATE FINANCE

MODIFIED FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, ***HIRAN PERERA, CFO of RESVERLOGIX CORP.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***RESVERLOGIX CORP.***, (the issuer) for the interim period ending ***July 31, 2005***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: September 8, 2005

signed *"Hiran Perera"*
Hiran Perera
CFO

MODIFIED FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, ***DONALD J. McCAFFREY, PRESIDENT AND CEO of RESVERLOGIX CORP.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***RESVERLOGIX CORP.***, (the issuer) for the interim period ending ***July 31, 2005***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: September 8, 2005

signed *"Donald J. McCaffrey"*
Donald J. McCaffrey
President and CEO

RESVERLOGIX

Interim Management's Discussion and Analysis
Form 51-102F1
For the Quarter Ended July 31, 2005

September 8, 2005

September 8, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of operations and financial position should be read in conjunction with the Company's July 31, 2005 Quarterly Financial Statements. The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP").

OVERVIEW

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Combining expertise with innovation, Resverlogix's NEXVAS™ Program applies advanced medical research to develop therapies that increase high density lipoprotein (HDL), the "good cholesterol," to treat cardiovascular diseases. The TGF-β Shield™ Program utilizes an adoptive immunotherapy approach to target cancers and fibrotic diseases. Resverlogix Corp. is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases.

The Corporation is focused on the primary stages of drug development, leading up to Investigational New Drug (IND) application and early stage clinical studies. This strategy will avoid the significant costs and uncertainty of the final phases of the drug development process (late stage clinical trials) by either licensing or selling its technology. Hence, a major portion of the biotech investment risk should be eliminated.

Shares of Resverlogix trade on the TSX Exchange under the symbol, RVX.

HIGHLIGHTS

During the year, the Company announced a Request For Proposal (RFP) process with seven leading global life science organizations for an exclusive standstill agreement regarding its NEXVAS technology in cardiovascular disease (CVD). Resverlogix is continuing to have discussions with these pharmaceutical firms and will not disqualify any candidate until the Company can conclude the formal agreements. The Company now believes that expanding the breadth of experiments and providing proof-of-principle on higher order animals will enhance the overall value prior to finalization of a preliminary standstill agreement. Therefore, Resverlogix has temporarily delayed the conclusion of these negotiations until such data can be shared with those parties. Resverlogix's goal remains to lock-up a partnership arrangement with the ideal candidate to accelerate the sale of technology by end of 2006.

The Company is encouraged with the scientific development and the potential that ApoA1/HDL-enhancing technologies like NEXVAS has.

In July 2005, Resverlogix announced that it had established a wholly-owned subsidiary called RVX Therapeutics Inc. for business and strategic objectives. Resverlogix Corp. will still hold its primary asset, NEXVAS technology, for cardiovascular applications. The

purpose of RVX Therapeutics is to hold non-core assets, such as TGF-β Shield and others, that will develop separately from the NEXVAS technology. An independent third-party valuation group has been hired to provide the appropriate valuation for the transfer of this technology.

In July 2005, the Company completed renovations and moved into its expanded laboratory facilities. The new laboratory has state-of-the-art scientific equipment with which to perform experimentation, and the Company has hired two additional research associates, and is in the process of hiring other scientific staff. Renovations to the facility totaled $186,000, and equipment additions totaled $116,000.

In July 2005, the Company announced exciting new research that will expand the NEXVAS commercial opportunity to acute coronary syndrome in addition to current focus on dyslipidemia (also referred to as the "chronic" market). The Company has now validated in an animal model a rapid onset of ApoA1 enhancement that is applicable for the acute market. These findings are novel and will build upon the commercial opportunity of the NEXVAS chronic program.

In August 2005, Resverlogix announced that on behalf of its wholly owned subsidiary, RVX Therapeutics, it has filed a patent application covering a unique and expanded application of its cardiovascular technology. The Company has discovered pharmaceutical compounds which have the potential to be used with medical devices such as drug-eluting stents. It is estimated that by 2010 the drug-eluting device market will generate revenues in excess of $8.0 billion U.S. annually.

The Company is encouraged by the scientific development of NEXVAS technology. The Company's science has progressed very quickly from a drug discovery stage of biotechnology research to proof of concept and is now in the process of lead selection for future toxicology testing. The hiring of world renowned experts and a dedicated staff has made a significant contribution to this rapid progression in meeting and exceeding corporate milestones.

FINANCING ACTIVITIES

In June 2005, the Company announced a Normal Course Issuer Bid allowing the Company to repurchase up to 250,000 common shares during the period of June 24, 2005 to June 23, 2006 at the market price at the time of repurchase. All common shares repurchased by the Company will be cancelled. Pursuant to the Normal Course Issuer Bid, the Company has acquired 93,100 of its common shares at an average price of $5.79 per share. No purchases were undertaken since July 28th up to reporting date (September 08, 2005). Total cost of this program including commissions was $546,879.

In the three months ended July 2005, the Company received $15,840 from the exercise of 14,400 agent's options issued at $1.10 per share in connection with the 2003 Short Form Offering Document. The Company also received $21,750 from the exercise of 17,400 agent's options issued at $1.25 and $273,549 from the exercise of 91,183 agent's options issued at $3.00 per share to the agents in connection with various brokered private placements.

In May 2005, the Company received $170,260 in total from the exercise of 124,800 options varying in price from $1.20 to $1.50.

RESULTS OF OPERATIONS

Resverlogix incurred a net loss for the three months ended July 31, 2005 of $1,372,511, or $0.06 per share. The net loss for the three months ended July 31, 2004 was $585,713 or $0.03 per share. The increase in R&D activities, which was up $505,244 from July 31, 2004, to accelerate the scientific and business progression of the Company was a key contributor for the higher loss in this period as compared to the same period in the prior year. For the three months ended July 31, 2005, $196,362 was recorded as the amortization cost of stock based compensation as per the CICA guidelines as compared to nil for the same period of the prior year. The average monthly "burn rate", revenues and expenditures excluding non-cash items, for the three months was $372,000 as compared to $184,000 for the same period in the prior year.

Revenue
The revenue of the Company consisted of interest earned on funds invested. Interest revenue was $73,050 for the three months ended July 31, 2005, as compared to $13,095 for the three months ended July 31, 2004.

Research and Development
For the three months ended July 31, 2005, research and development expenditures totaled $774,234 with a recovery of $5,204 for government grants through the National Research Council's IRAP program. For the three months ended July 31, 2004, research and development expenditures totaled $267,725 with a recovery of $3,940 for government grants. Key expense items relate to lead optimization of the Company's novel compounds. These expenses include chemical synthesis, pharmacokinetics studies and toxicology testing in preparation for Investigational New Drug application in the near future. Prominent contract research organizations and renowned academics were hired to expand and validate internal findings. Results are closely monitored for optimization while processes are in place to generate efficiencies in output per contracted employee. Internal expenses include salaries and benefits for R&D staff, consulting fees, supplies and general laboratory operating expenses. Expenses have increased steadily as additional staff members have been hired and the quantity and scope of experimentation have increased over the last year. The Company expects future research & development costs to increase in the next year when third-party pre-IND costs will be incurred.

General and Administrative
For the three months ended July 31, 2005, general and administrative expenditures totaled $420,364, compared to $301,399 for the three months ended July 31, 2004. General and administrative expenses includes salaries and other operating costs not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, investor relations and business development. The major expense for the three months was salaries, benefits and consulting fees for $192,892. The Company also incurred $81,102 for investor relations and other costs, and $67,526 for professional fees. The remaining expenditures were general operating costs.

SUMMARY OF QUARTERLY RESULTS

	For the three month period ended July 31 2005	April 30 2005	Jan. 31 2005	Oct. 31 2004
Revenue	$73,050	$113,802	$61,591	$32,329
Net loss	($1,372,511)	($1,197,622)	($1,138,161)	($657,488)
Net loss per share (basic and fully diluted)	($0.06)	($0.05)	($0.05)	($0.04)

	For the three month period ended July 31 2004	April 30 2004	Jan. 31 2004	Oct. 31 2003
Revenue	$13,095	$15,323	$5,629	$1,725
Net loss	($585,713)	($1,033,430)	($308,632)	($193,074)
Net loss per share (basic and fully diluted)	($0.03)	($0.06)	($0.02)	($0.01)

The increase in the quarterly losses is a result of the progression of the research & development activity of the Company. Also, in the fourth quarter of the 03/04 fiscal year (quarter ending April 30, 2004), a stock-based compensation expense of $578,286 was recorded as the Company chose to early adopt the fair value method of accounting for options granted under its Stock Option Plan. The amortization of stock-based compensation is a non-cash expense.

LIQUIDITY

As at July 31, 2005, cash and near cash investments totaled $10,745,448 as compared to $12,103,450 at April 30, 2005. The Company's policy is to invest its cash reserves in low risk investments with a maturity of three months to two years at the time of purchase. The fixed income instrument maturity dates are usually matched to expected cash flow requirements. At July 31, 2005, the Company had working capital of $10,345,553 compared to $11,766,876 at April 30, 2005. Given the overall cash burn, the Company believes that is has sufficient cash reserves to operate for two years with the assumption of no revenues.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at September 8, 2005)

Authorized and Issued Share Capital

Class	Par Value	Authorized	Issued
Common	No par value	Unlimited	23,428,997
Preferred	No par value	Unlimited	2,000,000 (Series A)

Description of Options, Warrants and Convertible securities outstanding

Security Type	Number	Exercise Price	Expiry Date
Options	1,205,000	$1.60	4/25/08
Options	28,000	$1.16	7/15/08
Options	167,500	$1.20	9/5/08
Options	10,000	$1.25	2/9/06
Options	213,000	$1.50	3/15/08
Options	67,000	$2.25	9/28/08
Options	128,000	$2.25	8/31/07
Options	200,000	$2.25	9/28/09
Options	75,000	$2.25	9/28/08
Options	30,000	$4.50	2/16/09
Options	50,000	$6.50	4/8/09
Options	20,000	$7.00	5/6/09
Options	30,000	$7.00	5/6/10
Options	25,000	$5.50	6/27/10
Agent's Options	70,886	$1.25	2/20/06
Agent's Options	161,848	$3.00	5/23/06
Total	2,481,234	$1.16 to $7.00	

RISKS AND UNCERTAINTIES

Resverlogix is at an early stage of development and has incurred losses to date. Developing new technologies will require further time and costs for research and development. It may be a number of years before the technology begins to generate revenues. There is no assurance that any of the Company's developments will be successful.

The success of Resverlogix is dependent on its ability to obtain patents and the proposed technology meeting acceptable cost and performance criteria in the marketplace. The Company will be dependent on ongoing marketing efforts in licensing of its technology.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

VALIANT TRUST COMPANY
Subsidiary of Canadian Western Bank
Offices in Calgary and Vancouver

Suite 310 – 606 4th Street SW
Calgary, Alberta T2P 1T1
Phone 403 233-2801
Fax 403 233-2857

RECEIVED
2005 AUG 10 P 2:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

September 8, 2005

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
Toronto Stock Exchange *(via SEDAR)*

Dear Sirs:

Re: Resverlogix Corp.
Annual Meeting of Shareholders
To Be Held on October 3, 2005

In our capacity as the Agent for Resverlogix Corp., we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual meeting material which was mailed to the shareholders of Resverlogix Corp., on **September 8, 2005**.

We trust this is satisfactory.

Yours truly,

"Lita Tan"
Lita Tan
Account Manager

c.c. CAS Corporate Governance Services Inc.
Attn: Micheline Cloutier

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF **RESVERLOGIX CORP.** ("CORPORATION"),
OF	)	THE ANNUAL MEETING OF SHAREHOLDERS
ALBERTA	)	TO BE HELD **OCTOBER 3, 2005.**

I, LITA TAN, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **SEPTEMBER 8, 2005**, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON SEPTEMBER 1, 2005, **WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION, COPIES OF EXHIBITS "A" THROUGH "C"; "E"; AND "G";**

   (a) a copy of the NOTICE OF ANNUAL MEETING OF SHAREHOLDERS marked EXHIBIT "A" and identified by me;

   (b) a copy of the MANAGEMENT INFORMATION CIRCULAR marked EXHIBIT "B" and identified by me;

   (c) a copy of the INSTRUMENT OF PROXY marked EXHIBIT "C" and identified by me;

   (d) a copy of the 2005 ANNUAL REPORT marked EXHIBIT "D" and identified by me;

   (e) a copy of the SUPPLEMENTAL MAIL LIST CARD FOR REGISTERED SHAREHOLDERS marked EXHIBIT "E" and identified by me;

   (f) a copy of the SUPPLEMENTAL MAIL LIST CARD FOR NON-REGISTERED SHAREHOLDERS marked EXHIBIT "F" and identified by me;

   (g) a RETURN ENVELOPE marked EXHIBIT "G" and identified by me.

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "D" AND "F" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON **SEPTEMBER 8, 2005 TO EACH INTERMEDIARY HOLDING COMMON SHARES OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF
CALGARY IN THE PROVINCE OF ALBERTA
THIS 8TH DAY OF SEPTEMBER 2005.

"PHILIP MENARD"	"LITA TAN"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA My commission expires on March 4, 2007.	LITA TAN

RESVERLOGIX

www.resverlogix.com

For Immediate Release TSX Exchange Symbol: **RVX**

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Resverlogix Reports
ApoA1 Increase Across Animal Species

CALGARY, AB, October 3, 2005 - Resverlogix Corp. (TSX: RVX), announced today preclinical findings on its lead cardiovascular technology program NEXVAS™. The announcement of these research findings comes from an expanding body of information illustrating the feasibility of small molecule ApoA1 enhancement in multiple animal models for the potential treatment of cardiovascular disease and the regression of atherosclerosis.

These studies have found that in multiple animal models; transgenic mouse, rat, wild type mouse, and hamster, with a preliminary dosage range set, initial lead small molecules have exhibited increases of ApoA1 levels of up to 45%. The JAMA study reported in November 2003, illustrated for the first time regression of coronary atherosclerosis with ApoA1 (Milano) injections, with temporary elevated ApoA1 levels of approximately 10-15%. The company believes that persistent elevation of ApoA1 levels via NEXVAS™ molecules would likely exceed these increases of ApoA1, suggesting its fantastic potential for regression of atherosclerosis, the main underlying cause of cardiovascular disease.

"We are pleased to be able to share this exciting data with the investment and cardiovascular research community" said Dr. Jan Johansson, M.D., Ph.D., and Resverlogix Senior Vice President of Clinical Development. "The results of these experiments have contributed to the continued expansion and development of our in vitro and in vivo preclinical program. We believe that with the consistency in the animal models shown to date, our novel compounds illustrate properties likely to predict their significant effects in humans as ApoA1/HDL raisers, eventually rendering them effective products for treating cardiovascular disease."

These reported findings are a prelude to further expansion or the company's research efforts. The company will continue its lead optimization program utilizing proprietary delivery technologies and refined animal testing to further maximize NEXVAS™ ApoA1 efficacy.

As part of the ongoing RFP process with leading global life science organizations, detailed scientific results of this set of data are being exclusively provided to these companies under confidentiality agreements.

About Resverlogix Corp.

NEXVAS™ Technology: The primary focus for Resverlogix is the development of new technology designed to control cholesterol related diseases such as atherosclerosis (the buildup of plaque in the arteries). Existing drugs control the level of LDL ("bad cholesterol") in the body and have only illustrated the slowing of atherosclerosis. Resverlogix's NEXVAS™ program is developing proprietary technology that stimulates the body to produce ApoA1 protein, the primary component of HDL, which results in increased levels of HDL ("good cholesterol"). ApoA1/HDL has been proven to not just arrest but reverse atherosclerosis by reducing existing cholesterol deposits. Activating the body to enhance ApoA1 levels is the simplest physiological or natural approach to regulating HDL.

Cardiovascular disease is the leading cause of death in industrialized countries. The drugs that are currently used to control cholesterol can only slow the progress of atherosclerosis, and yet they are the biggest selling drugs in the world with a combined market of some U.S. $30 billion annually. Resverlogix's ApoA1 technology has the potential to capture and expand much of this market.

For a more detailed explanation about NEXVAS™ technology, please access the animation on the company website at http://resverlogix.com/nexvas-apoa1.htm

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Donald J. McCaffrey
President/CEO
Resverlogix Corp.
Phone: 403-254-9252
don@resverlogix.com

Kenneth Lebioda
VP Business & Market Development
Resverlogix Corp.
Phone: 403-254-9254
ken@resverlogix.com

RESVERLOGIX CORP.

ANNUAL MEETING OF SHAREHOLDERS OF RESVERLOGIX CORP. (the "Issuer")

October 3, 2005

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

General Business	Outcome of Vote	Votes by Ballot	
		Votes For	Votes Against
(1) To fix the number of Directors to be elected at the meeting at five members.	Passed	N/A	N/A
(2) The election of the following nominees as directors of the Issuer for the ensuing year or until their successors are elected or appointed: (a) Donald J. McCaffrey (b) Dr. William A. Cochrane (c) Dr. Donald Rix (d) Wayne Chiu (e) Whitney O. Ward	Passed	N/A	N/A
(3) The re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Issuer to hold office until the next annual meeting.	Passed	N/A	N/A

www.resverlogix.com

RESVERLOGIX

For Immediate Release TSX Exchange Symbol: **RVX**

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Resverlogix to Present at BioPartnering Europe

CALGARY, AB, October 7th, 2005 - Resverlogix Corp. (TSX: RVX), announced today that senior management of the company; Donald J. McCaffrey, Dr. Jan Johansson and Kenneth Lebioda, will present at the 13th annual BioPartnering Europe to be held in London, England from October 9th to 11th, 2005. Over 850 delegates from Europe, the US and Asia attracting key decision makers from the biotechnology, pharmaceutical and financial industries are registered to attend this premier biotech partnering conference in Europe.

In other news, Resverlogix Corp. granted 450,000 stock options to its directors and an officer at an exercise price of $6.25, vesting over a period of 36 months and valid for a period of five years. This is the first granting of options to the directors since their initial election to the Board in April 2003.

About Resverlogix Corp.

NEXVAS™ Technology: The primary focus for Resverlogix is the development of new technology designed to control cholesterol related diseases such as atherosclerosis (the buildup of plaque in the arteries). Existing drugs control the level of LDL ("bad cholesterol") in the body and have only illustrated the slowing of atherosclerosis. Resverlogix's NEXVAS™ program is developing proprietary technology that stimulates the body to produce ApoA1 protein, the primary component of HDL, which results in increased levels of HDL ("good cholesterol"). ApoA1/HDL has been proven to not just arrest but reverse atherosclerosis by reducing existing cholesterol deposits. Activating the body to enhance ApoA1 levels is the simplest physiological or natural approach to regulating HDL.

Cardiovascular disease is the leading cause of death in industrialized countries. The drugs that are currently used to control cholesterol can only slow the progress of atherosclerosis, and yet they are the biggest selling drugs in the world with a combined market of some U.S. $30 billion annually. Resverlogix's ApoA1 technology has the potential to capture and expand much of this market.

For a more detailed explanation about NEXVAS™ technology, please access the animation on the company website at http://resverlogix.com/nexvas-apoa1.htm.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Donald J. McCaffrey
President/CEO
Resverlogix Corp.
Phone: 403-254-9252 ext 223
don@resverlogix.com

Kenneth Lebioda
VP Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252 ext 227
ken@resverlogix.com

SECURITIES ACT

REPORT OF ISSUER BID UNDER S. 120 OF THE ACT

(Subsection 189.1.3 of the Regulation)

1. Name and address of the offeree issuer:

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

2. Name and address of the offeror:

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

3. What is the designation of the class(es) of securities that are subject to the bid?

Common Shares.

4. What is the date of the bid?

June 21, 2005 was the date the notice of intention was filed and approved with the TSX.

5. What is the maximum number of securities sought by the offeror for each class of securities subject to the bid?

The maximum number of shares subject to the Normal Course Issuer Bid was for up to 250,000 Common Shares (representing approximately one percent of the then issued and outstanding Common Shares), and Resverlogix Corp. has only purchased a total of 93,100 of its own Common Shares to date.

6. What is the value, expressed in Canadian dollars, of the consideration offered per security for each class of securities subject to the bid?

Closing price on June 20, 2005 was $6.10.

7. What is the fee payable in respect of the bid?

$850.00 (takes into account the 15% allowable discount)

Date: November 3, 2005

By: signed "Hiran Perera"
Hiran Perera, CFO
Resverlogix Corp.

RESVERLOGIX

Second Quarter
Ended October 31, 2005

CORPORATE OFFICE:
202, 279 Midpark Way SE
Calgary, Alberta, T2X 1M2 Canada
Phone: (403) 254-9252 Fax: (403) 256-8495 Email: info@resverlogix.com
www.resverlogix.com

TRADING SYMBOL:
TSX: RVX

December 12, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of operations and financial position should be read in conjunction with Resverlogix Corp.'s ("Resverlogix" or the "Company") October 31st, 2005 Quarterly Financial Statements. The financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

OVERVIEW

Resverlogix is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Resverlogix's principal technology is NEXVAS™ Apolipoprotein AI (ApoAI) Program, a natural physiological approach to increase the serum levels of ApoAI, the primary component of high density lipoprotein (HDL), the "good cholesterol," to treat cardiovascular diseases. The Company's research and discoveries within NEXVAS has lead to expansion of cardiovascular disease applications to address the inflammation and Drug Eluting Stent (DES) markets. Resverlogix's application within the DES market is now referred to as ReVas™. The TGF-β Shield™ Program utilizes an adoptive immunotherapy approach to target cancers and fibrotic diseases. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases.

The Company is focused on the primary stages of drug development, leading to Investigational New Drug (IND) application and early stage clinical studies. This strategy will avoid the significant costs and unknown results of the final phases of the drug development process (late stage clinical trials) by either licensing or selling its technology. Hence, a major portion of the biotech investment risk should be eliminated.

Shares of Resverlogix trade on the TSX under the symbol, RVX.

HIGHLIGHTS

During the year, the Company announced a Request For Proposal (RFP) process with seven leading global life science organizations for an exclusive standstill agreement regarding its NEXVAS technology in cardiovascular disease (CVD). Resverlogix is continuing to have discussions with these pharmaceutical firms and will not disqualify any candidate until the Company can conclude the formal agreements. Resverlogix's goal remains to establish an early partnership arrangement, via a stand still agreement, with the ideal candidate to accelerate the sale of technology by end of 2006.

The Company is encouraged by the scientific development of NEXVAS technology. The Company's science has progressed very quickly from a drug discovery stage of biotechnology research to proof-of-concept and is now in the process of lead selection for future toxicology testing. The hiring of world renowned experts and a dedicated staff has made a significant contribution to this rapid progression in meeting and exceeding corporate milestones.

The Company announced preclinical findings on its lead NEXVAS technology in October 2005. These research findings come from an expanding body of information illustrating the feasibility of small molecule ApoA1 enhancement in multiple animal models for the potential treatment of cardiovascular diseases and the regression of atherosclerosis. Resverlogix believes that with the consistency in animal models shown to date, its novel compounds illustrate properties likely to predict significant effects in humans as ApoA1/HDL raisers, eventually rendering them

effective products for treating CVD. The results of these experiments have contributed to the continued expansion and development of the *in vitro* and *in vivo* preclinical program.

Resverlogix recently announced that it had established a wholly-owned subsidiary called RVX Therapeutics Inc. ("RVX Therapeutics") for business and strategic objectives. The parent company, Resverlogix Corp., will still hold its primary asset, NEXVAS ApoAI technology, for HDL applications focused on the dyslipidemia market. The purpose of RVX Therapeutics is to hold alternate technologies, such as the new discoveries for inflammation and DES markets as well the ongoing work on TGF-β Shield technology.

In July 2005, the Company announced exciting new research that could expand the NEXVAS commercial opportunity to acute coronary syndrome in addition to current focus on dyslipidemia (also referred to as the "chronic" market).

In August 2005, Resverlogix announced that on behalf of its wholly owned subsidiary, RVX Therapeutics, it has filed a patent application covering a unique and expanded application of its cardiovascular technology. The Company has discovered pharmaceutical compounds which have the potential to be used with medical devices such as drug-eluting stents. It is estimated that by 2010 the drug-eluting device market will generate revenues in excess of $8.0 billion U.S. annually.

FINANCING ACTIVITIES

In June 2005, the Company announced a Normal Course Issuer Bid allowing the Company to repurchase up to 250,000 common shares during the period of June 24, 2005 to June 23, 2006 at the market price at the time of repurchase. All common shares repurchased by the Company will be cancelled. Pursuant to the Normal Course Issuer Bid, the Company has acquired 108,100 of its common shares at an average price of $5.89 per share in the last six months. Total cost of this program including commissions has been $646,857.

In the six months ended October 2005, the Company received $21,744 from the exercise of 19,768 agent's options issued at $1.10 per share in connection with the 2003 Short Form Offering Document. The Company also received $46,290 from the exercise of 37,032 agent's options issued at $1.25 and $392,781 from the exercise of 130,927 agent's options issued at $3.00 per share to the agents in connection with various brokered private placements.

In the six months ended October 2005, the Company received $980,330 in total from the exercise of 599,800 options varying in price from $1.20 to $2.25.

RESULTS OF OPERATIONS

Resverlogix incurred a net loss for the six months ended October 31, 2005 of $3,465,831, or $0.15 per share. The net loss for the six months ended October 31, 2004 was $1,243,201 or $0.07 per share. For the six months ended October 31, 2005, $859,099 was recorded as the cost of stock based compensation as per the CICA guidelines as compared to $36,137 for the same period of the prior year. Options awarded to key new employees as a recruitment and retention inducement and the first granting of options to the directors since their initial election to the Board in April 2003 resulted in the increase of this non-cash entry. The average monthly "burn rate"; revenues and expenditures excluding non-cash items, for the six months ended October 31, 2005 was $415,000 as compared to $190,000 for the same period in the prior year. The planned increase in cash expenditures is a result of continued acceleration of the scientific and business progression of the Company.

Revenue

The revenue of the Company consisted of interest earned on funds invested. Interest revenue was $140,123 for the six months ended October 31, 2005, as compared to $45,424 for the six months ended October 31, 2004.

Research and Development

For the six months ended October 31, 2005, research and development expenditures totaled $1,788,072 with a recovery of $5,203 for government grants through the National Research Council's IRAP program. For the six months ended October 31, 2004, research and development expenditures totaled $603,072 with a recovery of $47,219 for government grants. Key expense items relate to lead optimization of the Company's novel compounds. These expenses include chemical synthesis, pharmacokinetics studies and toxicology testing in preparation for IND application in the near future. Prominent contract research organizations and renowned academics were hired to expand and validate internal findings. Results are closely monitored for optimization while processes are in place to generate efficiencies in output per contracted employee. Internal expenses include salaries and benefits for R&D staff, consulting fees, supplies and general laboratory operating expenses. Expenses have increased steadily as additional staff members have been hired and the quantity and scope of experimentation have increased over the last year. The Company expects future research and development costs to increase in the next year when third-party pre-IND costs will be incurred.

General and Administrative

For the six months ended October 31, 2005, general and administrative expenditures totaled $845,450, compared to $628,728 for the six months ended October 31, 2004. General and administrative expenses includes salaries and other operating costs not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, investor relations and business development. The major expense for the six months ended October 31, 2005 was salaries, benefits and consulting fees for $410,284. The Company also incurred $127,903 for shareholder and IR expenses and $121,431 for professional fees. The remaining expenditures were general operating costs.

SUMMARY OF QUARTERLY RESULTS

	For the three month period ended Oct. 31 2005	July 31 2005	April 30 2005	Jan. 31 2005
Revenue	$67,074	$73,050	$113,802	$61,591
Net loss	($2,093,320)	($1,372,511)	($1,197,622)	($1,138,161)
Net loss per share (basic and fully diluted)	($0.09)	($0.06)	($0.05)	($0.05)

	For the three month period ended Oct. 31 2004	July 31 2004	April 30 2004	Jan. 31 2004
Revenue	$32,329	$13,095	$15,323	$5,629
Net loss	($657,488)	($585,713)	($1,033,430)	($308,632)
Net loss per share (basic and fully diluted)	($0.04)	($0.03)	($0.06)	($0.02)

The increase in the quarterly losses is a result of the progression of the research and development activity of the Company and the timing of recording stock-based compensation expenses. In the quarter ended October 31, 2005, a stock-based compensation expense of $662,737 was recorded. Also, in the fourth quarter of the 03/04 fiscal year (quarter ending April 30, 2004), a stock-based compensation expense of $578,286 was recorded as the Company chose to early adopt the fair value method of accounting for options granted under its Stock Option Plan. The amortization of stock-based compensation is a non-cash expense.

LIQUIDITY

As at October 31, 2005, cash and near cash investments totaled $10,204,758 as compared to $12,103,450 at April 30, 2005. The Company's policy is to invest its cash reserves in low risk investments with a maturity of three months to two years at the time of purchase. The fixed income instrument maturity dates are usually matched to expected cash flow requirements. At October 31, 2005, the Company had working capital of $9,792,922 compared to $11,766,876 at April 30, 2005. Given the overall cash burn, the Company believes that is has sufficient cash reserves to operate for two years with the assumption of no revenues.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at December 12, 2005)

Authorized and Issued Share Capital

Class	Par Value	Authorized	Issued
Common	No par value	Unlimited	24,003,969
Preferred	No par value	Unlimited	2,000,000 (Series A)

Description of Options, Warrants and Convertible securities outstanding

Security Type	Number	Exercise Price	Expiry Date
Options	948,700	$1.60	4/25/08
Options	28,000	$1.16	7/15/08
Options	75,000	$1.20	9/5/08
Options	10,000	$1.25	2/9/06
Options	200,000	$1.50	3/15/08
Options	57,000	$2.25	9/28/08
Options	200,000	$2.25	9/28/09
Options	75,000	$2.25	9/28/08
Options	30,000	$4.50	2/16/09
Options	50,000	$6.50	4/8/09
Options	20,000	$7.00	5/6/09
Options	30,000	$7.00	5/6/10
Options	25,000	$5.50	6/27/10
Options	85,000	$6.00	9/13/10
Options	60,000	$6.00	9/13/07
Options	450,000	$6.25	10/6/10
Agent's Options	40,586	$1.25	2/20/06
Agent's Options	101,976	$3.00	5/23/06
Total	2,486,262	$1.16 to $7.00	

RISKS AND UNCERTAINTIES

Resverlogix is at an early stage of development and has incurred losses to date. Developing new technologies will require further time and costs for research and development. It may be a number of years before the technology begins to generate revenues. There is no assurance that any of the Company's developments will be successful.

The success of Resverlogix is dependent on its ability to obtain patents and the proposed technology meeting acceptable cost and performance criteria in the marketplace. The Company will be dependent on ongoing marketing efforts in licensing of its technology.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

Notice to Reader

The management of Resverlogix Corp. is responsible for the preparation of the accompanying interim consolidated financial statements. The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

These interim financial statements have not been reviewed by an auditor. These interim consolidated financial statements are unaudited and include all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Dated December 12, 2005.

signed "Donald J. McCaffrey"
President and CEO

signed "Hiran Perera"
CFO

RESVERLOGIX CORP.
Interim Consolidated Balance Sheets

	October 31, 2005	April 30, 2005
	(unaudited)	(audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 7,485,797	$ 8,424,837
Marketable securities	2,718,961	3,678,613
Accounts receivable	–	79,473
Prepaid expenses	50,700	29,688
	10,255,458	12,212,611
Property and equipment (note 3)	792,480	545,412
Intellectual property and patents (note 4)	119,721	105,301
	$ 11,167,659	$ 12,863,324
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 445,683	$ 412,805
Current portion of equipment leases	16,853	32,930
	462,536	445,735
Shareholders' equity: (note 5)		
Common shares	19,489,927	17,619,707
Preferred shares	50,000	50,000
Contributed surplus	1,552,605	1,028,321
Warrants	173,317	351,367
Deficit	(10,560,726)	(6,631,806)
	10,705,123	12,417,589
Commitments (note 6)		
	$ 11,167,659	$ 12,863,324

See accompanying notes to the interim consolidated financial statements.

RESVERLOGIX CORP.

Interim Consolidated Statements of Operations and Deficit

	Three months ended October 31,		Six months ended October 31,	
	2005	2004	2005	2004
	(unaudited)		(unaudited)	
Revenue:				
Interest income	$ 67,074	$ 32,329	$ 140,123	$ 45,424
Expenses:				
Research and development	1,013,839	335,347	1,788,072	603,072
Research and development cost recoveries	–	(43,279)	(5,203)	(47,219)
General and administrative	425,086	327,329	845,450	628,728
Stock based compensation	662,737	36,137	859,099	36,137
Depreciation and amortization	62,711	34,283	108,973	67,907
Foreign exchange loss (gain)	(3,979)	–	9,563	–
	2,160,394	689,817	3,605,954	1,288,625
Loss for the period	2,093,320	657,488	3,465,831	1,243,201
Deficit, beginning of period	8,467,406	3,638,535	6,631,806	3,052,822
Share repurchase (note 5)	–	–	463,089	–
Deficit, end of period	$10,560,726	$ 4,296,023	$10,560,726	$ 4,296,023
Loss per common share – basic and diluted	$ 0.09	$ 0.04	$ 0.15	$ 0.07
Weighted average number of common shares	23,727,693	18,763,819	23,574,640	18,593,117

See accompanying notes to the interim consolidated financial statements.

RESVERLOGIX CORP.

Interim Consolidated Statements of Cash Flows

	Three months ended October 31,		Six months ended October 31,	
	2005	2004	2005	2004
	(unaudited)		(unaudited)	
Cash provided by (used in):				
Operations:				
Loss for the period	$ (2,093,320)	$ (657,488)	$ (3,465,831)	$ (1,243,201)
Items not involving cash:				
Depreciation and amortization	62,710	34,283	108,973	67,907
Stock based compensation	662,737	36,137	859,099	36,137
	(1,367,873)	(587,068)	(2,497,759)	(1,139,157)
Changes in non-cash working capital:				
Accounts receivable	21,405	(31,094)	79,473	(43,279)
Prepaid expenses	(8,826)	15,457	(21,012)	22,470
Accounts payable and accrued liabilities	7,501	(12,112)	32,878	76,299
	(1,347,793)	(614,817)	(2,406,420)	(1,083,667)
Financing:				
Issue of common shares for cash, net of costs	–	376,200	–	376,200
Proceeds from exercise of options and warrants	959,747	474,235	1,441,146	570,235
Share repurchase (note 5)	–	–	(546,879)	–
Equipment leases	(8,139)	(7,367)	(16,077)	(14,553)
	951,608	843,068	878,190	931,882
Investing:				
Marketable securities	283,630	(18,108)	959,651	463,828
Property and equipment additions	(131,153)	(27,493)	(352,634)	(49,261)
Patent additions	(13,351)	(59,490)	(17,827)	(70,435)
	139,126	(105,091)	589,190	344,132
Increase (decrease) in cash and cash equivalents	(257,059)	123,160	(939,040)	192,347
Cash and cash equivalents, beginning of period	7,742,856	345,634	8,424,837	276,447
Cash and cash equivalents, end of period	$ 7,485,797	$ 468,794	$ 7,485,797	$ 468,794

See accompanying notes to the Interim consolidated financial statements.

The interim consolidated financial statements of Resverlogix Corp. (the "Company") were prepared by management using accounting policies and methods of their application consistent with those used in the preparation of the Company's audited consolidated financial statements for the year ended April 30, 2005. The disclosure, which follows, is incremental to the disclosure included with the annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended April 30, 2005.

1. Nature of operations:

The Company is currently in the development stage and has no established commercial revenue and customer base.

The Company has the following projects under development:

(a) NEXVAS™:

The Company's lead technology NEXVAS™ is an ApoA1/high-density lipoprotein (HDL) enhancement program. ApoA1 is the key building block cardio protective protein of HDL (the good cholesterol). ApoA1/HDL enhancement technology focuses on the treatment of numerous cardiovascular diseases including the reversal of atherosclerotic plaque.

(b) TGF-β Shield™:

This technology is an approach to suppress the ability of cancers to avoid the immune system's cancer killing activity, and has been re-engineered to treat fibrotic diseases of the eye, liver, lung, heart and kidney. The initial technology was acquired in June 2003. In July 2004, the Company filed a patent application to protect the therapeutic applications of this technology.

Research and development expenditures on these projects are as follows:

	Three months ended October 31,		Six months ended October 31,		Cumulative since inception
	2005	2004	2005	2004	
NEXVAS	$ 924,101	$ 293,647	$1,650,526	$ 520,570	$3,861,108
TGF-β Shield	89,738	41,700	137,546	82,502	451,163

As the Company has no established revenue base, it is reliant on equity financing for funding its projects under development. At October 31, 2005, the Company has $9.8 million of working capital including $10.2 million of cash and marketable securities. Management has concluded that it has sufficient working capital to fund its development and corporate operations beyond October 31, 2006.

2. Significant accounting policies:

Costs incurred in obtaining patents, all legal expenses to file, revise and defend patents, and all regulatory body fees relating to the patents are capitalized. Patent costs are amortized on a straight-line basis over the estimated life of the respective patents, being 18 years. On an ongoing basis, management reviews the valuation, taking into consideration circumstances which might have impaired the value.

3. Property and equipment:

October 31, 2005	Cost	Accumulated depreciation	Net book value
Laboratory equipment	$ 780,867	$ 240,297	$ 540,570
Office furniture and equipment	43,617	20,294	23,323
Computer equipment	97,129	53,875	43,254
Computer software	23,055	13,313	9,742
Leasehold improvements	263,291	87,700	175,591
	$ 1,207,959	$ 415,479	$ 792,480

April 30, 2005			
Laboratory equipment	$ 643,039	$ 189,987	$ 453,052
Office furniture and equipment	39,052	16,048	23,004
Computer equipment	81,760	39,633	42,127
Computer software	16,243	9,818	6,425
Leasehold improvements	75,231	54,427	20,804
	$ 855,325	$ 309,913	$ 545,412

4. Intellectual property and patents:

October 31, 2005	Cost	Accumulated amortization	Net book value
Acquired property (NEXVAS)	$ 818	$ 68	$ 750
Patents	128,504	9,533	118,971
	$ 129,322	$ 9,601	$ 119,721

April 30, 2005			
Acquired property (NEXVAS)	$ 818	$ 45	$ 773
Patents	110,677	6,149	104,528
	$ 111,495	$ 6,194	$ 105,301

5. Share capital:

(a) Issued and outstanding:

Common shares	Number of shares	Amount
Balance, April 30, 2004	18,382,415	$ 5,197,767
Issued for cash in private placements	3,854,666	11,404,198
Issued on exercise of warrants	936,533	1,410,136
Issued on exercise of stock options	69,000	90,420
Transfer from warrants on exercise of warrants		714,145
Transfer from contributed surplus on exercise of options		64,830
Share issue costs		(1,261,789)
Balance, April 30, 2005	23,242,614	17,619,707
Issued on exercise of warrants	187,727	460,815
Issued on exercise of stock options	599,800	980,330
Transfer from warrants on exercise of warrants		178,050
Transfer from contributed surplus on exercise of options		334,815
Shares repurchased and cancelled	(93,100)	(83,790)
Balance, October 31, 2005	23,937,041	$19,489,927

Series A Preferred shares	Number of shares	Amount
Balance, April 30, 2005	2,000,000	$ 50,000
Balance, October 31, 2005	2,000,000	$ 50,000

(b) Normal Course Issuer Bid:

On June 16, 2005, the Company announced a Normal Course Issuer Bid allowing the Company to repurchase up to 250,000 common shares during the period of June 24, 2005 to June 23, 2006 at the market price at the time of the repurchase. All common shares repurchased by the Company will be cancelled. Pursuant to the Normal Course Issuer Bid, the Company has acquired 93,100 of its common shares at an average price of $5.79 per share. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit.

5. Share capital (continued):

(c) Stock options:

The Company has a stock option program whereby the Company may grant options to its directors, officers, employees and consultants for up to 10% of the issued and outstanding common shares. The majority of options vest immediately and have a one to five year term.

	October 31, 2005		April 30, 2005	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	2,314,000	$ 1.82	1,830,000	$ 1.51
Granted	670,000	6.22	553,000	2.76
Exercised	(599,800)	1.63	(69,000)	1.31
Outstanding at end of period	2,384,200	$ 3.10	2,314,000	$ 1.82
Weighted average remaining contractual life	3.3 years		3.1 years	

The weighted average fair value of the options granted during the six months ending October 31, 2005 was $3.77 per option using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	4%
Expected life	2 to 5 years
Expected volatility (calculated once a year)	73%

5. Share capital (continued):

(d) Warrants:

The following table summarizes the changes in common share purchase warrants outstanding:

	Number of warrants	Amount	Weighted average exercise price
Outstanding, April 30, 2004	1,051,586	$ 785,748	$ 1.47
Granted in connection with private placement	256,664	279,764	3.00
Exercised during period	(936,533)	(714,145)	1.50
Outstanding, April 30, 2005	371,717	351,367	2.43
Exercised during period	(187,727)	(178,050)	3.00
Outstanding, October 31, 2005	183,990	$ 173,317	$ 2.41

The following table summarizes information about the common share purchase warrants outstanding and exercisable at October 31, 2005.

Outstanding	Exercise price	Expiry
61,886	$ 1.25	February 20, 2006
122,104	$ 3.00	May 23, 2006
183,990		

(e) Contributed surplus:

The changes in contributed surplus balance are as follows:

	Amount
Balance, April 30, 2004	$ 582,650
Options exercised	(64,830)
Fair value of options granted	510,501
Balance, April 30, 2005	1,028,321
Options exercised	(334,815)
Fair value of options granted	859,099
Balance, October 31, 2005	$ 1,552,605

5. **Share capital (continued):**

(f) Per share amounts:

The loss per share has been calculated based on the weighted average shares outstanding during the period. The effect upon the conversion of stock options and warrants is anti-dilutive.

6. **Commitments:**

As at October 31, 2005, the Company was committed to operating lease payments for office and laboratory premises as follows:

2006	$ 100,176
2007	100,176
2008	78,271
2009	43,637

The Company has an outstanding letter of credit for $60,000 from a Canadian chartered bank. The letter of credit is secured by a short-term investment.

A special bonus is payable to directors, officers and employees conditional on the sale of the Nexvas technology on or before April 30, 2007. The special bonus is subject to final approval by the Board of Directors.

7. **Financial instruments:**

The fair value of monetary assets and liabilities, except the Company's marketable securities, approximate their carrying values, due to the short-term nature of these instruments. The market value of the marketable securities at October 31, 2005 was approximately $2.7 million (April 30, 2005 - $3.7 million).

RESVERLOGIX

Interim Management's Discussion and Analysis
Form 51-102F1
For the Quarter Ended October 31, 2005

December 12, 2005

December 12, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of operations and financial position should be read in conjunction with Resverlogix Corp.'s ("Resverlogix" or the "Company") October 31st, 2005 Quarterly Financial Statements. The financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

OVERVIEW

Resverlogix is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Resverlogix's principal technology is NEXVAS™ Apolipoprotein AI (ApoAI) Program, a natural physiological approach to increase the serum levels of ApoAI, the primary component of high density lipoprotein (HDL), the "good cholesterol," to treat cardiovascular diseases. The Company's research and discoveries within NEXVAS has lead to expansion of cardiovascular disease applications to address the inflammation and Drug Eluting Stent (DES) markets. Resverlogix's application within the DES market is now referred to as ReVas™. The TGF-β Shield™ Program utilizes an adoptive immunotherapy approach to target cancers and fibrotic diseases. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases.

The Company is focused on the primary stages of drug development, leading to Investigational New Drug (IND) application and early stage clinical studies. This strategy will avoid the significant costs and unknown results of the final phases of the drug development process (late stage clinical trials) by either licensing or selling its technology. Hence, a major portion of the biotech investment risk should be eliminated.

Shares of Resverlogix trade on the TSX under the symbol, RVX.

HIGHLIGHTS

During the year, the Company announced a Request For Proposal (RFP) process with seven leading global life science organizations for an exclusive standstill agreement regarding its NEXVAS technology in cardiovascular disease (CVD). Resverlogix is continuing to have discussions with these pharmaceutical firms and will not disqualify any candidate until the Company can conclude the formal agreements. Resverlogix's goal remains to establish an early partnership arrangement, via a stand still agreement, with the ideal candidate to accelerate the sale of technology by end of 2006.

The Company is encouraged by the scientific development of NEXVAS technology. The Company's science has progressed very quickly from a drug discovery stage of biotechnology research to proof-of-concept and is now in the process of lead selection for future toxicology testing. The hiring of world renowned experts and a dedicated staff has made a significant contribution to this rapid progression in meeting and exceeding corporate milestones.

The Company announced preclinical findings on its lead NEXVAS technology in October 2005. These research findings come from an expanding body of information illustrating the feasibility of small molecule ApoA1 enhancement in multiple animal models for the potential treatment of cardiovascular diseases and the regression of atherosclerosis. Resverlogix believes that with

the consistency in animal models shown to date, its novel compounds illustrate properties likely to predict significant effects in humans as ApoA1/HDL raisers, eventually rendering them effective products for treating CVD. The results of these experiments have contributed to the continued expansion and development of the *in vitro* and *in vivo* preclinical program.

Resverlogix recently announced that it had established a wholly-owned subsidiary called RVX Therapeutics Inc. ("RVX Therapeutics") for business and strategic objectives. The parent company, Resverlogix Corp., will still hold its primary asset, NEXVAS ApoAI technology, for HDL applications focused on the dyslipidemia market. The purpose of RVX Therapeutics is to hold alternate technologies, such as the new discoveries for inflammation and DES markets as well the ongoing work on TGF-β Shield technology.

In July 2005, the Company announced exciting new research that could expand the NEXVAS commercial opportunity to acute coronary syndrome in addition to current focus on dyslipidemia (also referred to as the "chronic" market).

In August 2005, Resverlogix announced that on behalf of its wholly owned subsidiary, RVX Therapeutics, it has filed a patent application covering a unique and expanded application of its cardiovascular technology. The Company has discovered pharmaceutical compounds which have the potential to be used with medical devices such as drug-eluting stents. It is estimated that by 2010 the drug-eluting device market will generate revenues in excess of $8.0 billion U.S. annually.

FINANCING ACTIVITIES

In June 2005, the Company announced a Normal Course Issuer Bid allowing the Company to repurchase up to 250,000 common shares during the period of June 24, 2005 to June 23, 2006 at the market price at the time of repurchase. All common shares repurchased by the Company will be cancelled. Pursuant to the Normal Course Issuer Bid, the Company has acquired 108,100 of its common shares at an average price of $5.89 per share in the last six months. Total cost of this program including commissions has been $646,857.

In the six months ended October 2005, the Company received $21,744 from the exercise of 19,768 agent's options issued at $1.10 per share in connection with the 2003 Short Form Offering Document. The Company also received $46,290 from the exercise of 37,032 agent's options issued at $1.25 and $392,781 from the exercise of 130,927 agent's options issued at $3.00 per share to the agents in connection with various brokered private placements.

In the six months ended October 2005, the Company received $980,330 in total from the exercise of 599,800 options varying in price from $1.20 to $2.25.

RESULTS OF OPERATIONS

Resverlogix incurred a net loss for the six months ended October 31, 2005 of $3,465,831, or $0.15 per share. The net loss for the six months ended October 31, 2004 was $1,243,201 or $0.07 per share. For the six months ended October 31, 2005, $859,099 was recorded as the cost of stock based compensation as per the CICA guidelines as compared to $36,137 for the same period of the prior year. Options awarded to key new employees as a recruitment and retention inducement and the first granting of options to the directors since their initial election to the Board in April 2003 resulted in the increase of this non-cash entry. The average monthly "burn rate", revenues and expenditures excluding non-cash items, for the six months ended October 31, 2005 was $415,000 as compared to $190,000 for the same period in the prior year.

The planned increase in cash expenditures is a result of continued acceleration of the scientific and business progression of the Company.

Revenue

The revenue of the Company consisted of interest earned on funds invested. Interest revenue was $140,123 for the six months ended October 31, 2005, as compared to $45,424 for the six months ended October 31, 2004.

Research and Development

For the six months ended October 31, 2005, research and development expenditures totaled $1,788,072 with a recovery of $5,203 for government grants through the National Research Council's IRAP program. For the six months ended October 31, 2004, research and development expenditures totaled $603,072 with a recovery of $47,219 for government grants. Key expense items relate to lead optimization of the Company's novel compounds. These expenses include chemical synthesis, pharmacokinetics studies and toxicology testing in preparation for IND application in the near future. Prominent contract research organizations and renowned academics were hired to expand and validate internal findings. Results are closely monitored for optimization while processes are in place to generate efficiencies in output per contracted employee. Internal expenses include salaries and benefits for R&D staff, consulting fees, supplies and general laboratory operating expenses. Expenses have increased steadily as additional staff members have been hired and the quantity and scope of experimentation have increased over the last year. The Company expects future research and development costs to increase in the next year when third-party pre-IND costs will be incurred.

General and Administrative

For the six months ended October 31, 2005, general and administrative expenditures totaled $845,450, compared to $628,728 for the six months ended October 31, 2004. General and administrative expenses includes salaries and other operating costs not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, investor relations and business development. The major expense for the six months ended October 31, 2005 was salaries, benefits and consulting fees for $410,284. The Company also incurred $127,903 for shareholder and IR expenses and $121,431 for professional fees. The remaining expenditures were general operating costs.

SUMMARY OF QUARTERLY RESULTS

	For the three month period ended Oct. 31 2005	July 31 2005	April 30 2005	Jan. 31 2005
Revenue	$67,074	$73,050	$113,802	$61,591
Net loss	($2,093,320)	($1,372,511)	($1,197,622)	($1,138,161)
Net loss per share (basic and fully diluted)	($0.09)	($0.06)	($0.05)	($0.05)

	For the three month period ended Oct. 31 2004	July 31 2004	April 30 2004	Jan. 31 2004
Revenue	$32,329	$13,095	$15,323	$5,629
Net loss	($657,488)	($585,713)	($1,033,430)	($308,632)
Net loss per share (basic and fully diluted)	($0.04)	($0.03)	($0.06)	($0.02)

The increase in the quarterly losses is a result of the progression of the research and development activity of the Company and the timing of recording stock-based compensation expenses. In the quarter ended October 31, 2005, a stock-based compensation expense of $662,737 was recorded. Also, in the fourth quarter of the 03/04 fiscal year (quarter ending April 30, 2004), a stock-based compensation expense of $578,286 was recorded as the Company chose to early adopt the fair value method of accounting for options granted under its Stock Option Plan. The amortization of stock-based compensation is a non-cash expense.

LIQUIDITY

As at October 31, 2005, cash and near cash investments totaled $10,204,758 as compared to $12,103,450 at April 30, 2005. The Company's policy is to invest its cash reserves in low risk investments with a maturity of three months to two years at the time of purchase. The fixed income instrument maturity dates are usually matched to expected cash flow requirements. At October 31, 2005, the Company had working capital of $9,792,922 compared to $11,766,876 at April 30, 2005. Given the overall cash burn, the Company believes that is has sufficient cash reserves to operate for two years with the assumption of no revenues.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at December 12, 2005)

Authorized and Issued Share Capital

Class	Par Value	Authorized	Issued
Common	No par value	Unlimited	24,003,969
Preferred	No par value	Unlimited	2,000,000 (Series A)

Description of Options, Warrants and Convertible securities outstanding

Security Type	Number	Exercise Price	Expiry Date
Options	948,700	$1.60	4/25/08
Options	28,000	$1.16	7/15/08
Options	75,000	$1.20	9/5/08
Options	10,000	$1.25	2/9/06
Options	200,000	$1.50	3/15/08
Options	57,000	$2.25	9/28/08
Options	200,000	$2.25	9/28/09
Options	75,000	$2.25	9/28/08
Options	30,000	$4.50	2/16/09
Options	50,000	$6.50	4/8/09
Options	20,000	$7.00	5/6/09
Options	30,000	$7.00	5/6/10
Options	25,000	$5.50	6/27/10
Options	85,000	$6.00	9/13/10
Options	60,000	$6.00	9/13/07
Options	450,000	$6.25	10/6/10
Agent's Options	40,586	$1.25	2/20/06
Agent's Options	101,976	$3.00	5/23/06
Total	2,486,262	$1.16 to $7.00	

RISKS AND UNCERTAINTIES

Resverlogix is at an early stage of development and has incurred losses to date. Developing new technologies will require further time and costs for research and development. It may be a number of years before the technology begins to generate revenues. There is no assurance that any of the Company's developments will be successful.

The success of Resverlogix is dependent on its ability to obtain patents and the proposed technology meeting acceptable cost and performance criteria in the marketplace. The Company will be dependent on ongoing marketing efforts in licensing of its technology.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

RECEIVED
2006 AUG 10 P 2:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, ***HIRAN PERERA, CHIEF FINANCIAL OFFICER of RESVERLOGIX CORP.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***RESVERLOGIX CORP.***, (the issuer) for the interim period ending ***OCTOBER 31, 2005***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: December 12, 2005

signed "Hiran Perera"
Hiran Perera
Chief Financial Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, ***DONALD J. McCAFFREY, PRESIDENT & CHIEF EXECUTIVE OFFICER of RESVERLOGIX CORP.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***RESVERLOGIX CORP.***, (the issuer) for the interim period ending ***OCTOBER 31, 2005***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: December 12, 2005

signed "Donald J. McCaffrey"
Donald J. McCaffrey
President & Chief Executive Officer

RESVERLOGIX

Third Quarter Ended January 31, 2006

CORPORATE OFFICE:
202, 279 Midpark Way SE
Calgary, Alberta, T2X 1M2 Canada
Phone: (403) 254-9252 Fax: (403) 256-8495 Email: info@resverlogix.com
www.resverlogix.com

TRADING SYMBOL:
TSX: RVX

March 7, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of operations and financial position should be read in conjunction with Resverlogix Corp.'s ("Resverlogix" or the "Company") January 31st, 2006 Quarterly Financial Statements. The financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

OVERVIEW

Resverlogix is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Resverlogix's principal technology is NEXVAS™ Apolipoprotein AI (ApoAI) Program, a natural physiological approach to increase the serum levels of ApoAI, the primary component of high density lipoprotein (HDL), the "good cholesterol," to treat cardiovascular diseases. The Company's research and discoveries within NEXVAS has led to expansion of cardiovascular disease applications to address the inflammation and Drug Eluting Stent (DES) markets. Resverlogix's application within the DES market is now referred to as ReVas™. The TGF-β Shield™ Program utilizes novel approaches to target cancers and fibrotic diseases. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases.

The Company is focused on the primary stages of drug development, leading to Investigational New Drug (IND) application and early stage clinical studies. This strategy will avoid the significant costs and unknown results of the final phases of the drug development process (late stage clinical trials) by either licensing or selling its technology. Hence, a major portion of the biotech investment risk should be eliminated.

Shares of Resverlogix trade on the TSX under the symbol, RVX.

HIGHLIGHTS

During the year, the Company announced a Request For Proposal (RFP) process with seven leading global life science organizations for an exclusive standstill agreement regarding its NEXVAS technology in cardiovascular disease (CVD). Resverlogix is continues to have discussions with these pharmaceutical firms and will not disqualify any candidate until the Company can conclude the formal agreements. Resverlogix's goal remains to establish an early partnership arrangement, via a stand still agreement, with the ideal candidate to accelerate the sale of technology by end of 2006.

The Company is encouraged by the scientific development of NEXVAS technology. The Company's science has progressed very quickly from a drug discovery stage of biotechnology research to proof-of-concept and is now in the process of lead selection for future toxicology testing. The hiring of world renowned experts and a dedicated staff has made a significant contribution to this rapid progression in meeting and exceeding corporate milestones.

The Company announced preclinical findings on its lead NEXVAS technology in October 2005. These research findings come from an expanding body of information illustrating the feasibility of small molecule ApoA1 enhancement in multiple animal models for the potential treatment of cardiovascular diseases and the regression of atherosclerosis. Resverlogix believes that with the consistency in animal models shown to date, its novel compounds illustrate properties likely to predict significant effects in humans as ApoA1/HDL raisers, eventually rendering them

effective products for treating CVD. The results of these experiments have contributed to the continued expansion and development of the *in vitro* and *in vivo* preclinical program.

Resverlogix recently announced the establishment of its wholly-owned subsidiary, RVX Therapeutics Inc. ("RVX Therapeutics") intended to support the Company's business and strategic objectives. Resverlogix, will continue to hold its primary asset, NEXVAS ApoAI technology, for HDL applications focused on the dyslipidemia market. The purpose of RVX Therapeutics is to hold alternate technologies, such as the new discoveries for inflammation and DES markets as well as the ongoing work on TGF-β Shield technology.

In August 2005, Resverlogix announced that on behalf of its wholly owned subsidiary, RVX Therapeutics, it had filed a patent application covering a unique and expanded application of its cardiovascular technology. The Company has discovered pharmaceutical compounds which have the potential to be used with medical devices such as drug-eluting stents. It is estimated that by 2010 the drug-eluting device market will generate revenues in excess of $8.0 billion U.S. annually.

In December 2005, the Company announced that it had received a term sheet for a license agreement of its novel small molecule program, ReVas, for the exclusive use in drug eluting stents and medical devices. The intent of the unnamed leading global medical technology organization is to use the technology for a potential treatment in the market of restenosis. Resverlogix's board of directors and senior management are in the process of reviewing the terms of the license agreement.

In February 2006, the Company announced that Dr. James K. Liao had joined its Scientific Advisory Board. Dr. Liao is a leading authority in vascular research and his knowledge and experience will provide complimentary medical expertise to the Company's existing cardiovascular programs and help ensure Resverlogix's leadership position in ApoAI research. He is currently Director of Vascular Research at the Department of Medicine Brigham & Women's Hospital and Harvard Medical School in Cambridge, Massachusetts. Dr. Liao has won numerous awards and honors, and has served as scientific consultant to leading pharmaceutical organizations.

Also in February 2006, Hiran Perera, chief financial officer (CFO), announced his resignation in order to execute an entrepreneurial venture with the support of his family. Mr. Perera is available to Resverlogix in a consulting capacity for an interim period until a new CFO is hired.

FINANCING ACTIVITIES

In June 2005, the Company announced a Normal Course Issuer Bid allowing the Company to repurchase up to 250,000 common shares during the period of June 24, 2005 to June 23, 2006 at the market price at the time of repurchase. All common shares repurchased by the Company will be cancelled. Pursuant to the Normal Course Issuer Bid, the Company has acquired 108,100 of its common shares at an average price of $5.89 per share to January 31, 2006. Total cost of this program including commissions has been $646,856.

In the nine months ended January 2006, the Company received $21,744 from the exercise of 19,768 agent's options issued at $1.10 per share in connection with the 2003 short form offering document financing. The Company also received $93,415 from the exercise of 74,732 agent's options issued at $1.25 and $479,709 from the exercise of 159,903 agent's options issued at $3.00 per share to the agents in connection with various brokered private placements.

In the nine months ended January 2006, the Company received $1,055,830 in total from the exercise of 650,300 options varying in price from $1.20 to $2.25.

RESULTS OF OPERATIONS

Resverlogix incurred a net loss for the nine months ended January 31, 2006 of $4,950,510, or $0.21 per share. The net loss for the nine months ended January 31, 2005 was $2,381,362 or $0.12 per share. For the nine months ended January 31, 2006, $991,951 was recorded as the cost of stock based compensation as per the CICA guidelines as compared to $273,722 for the same period of the prior year. Options awarded to key new employees as a recruitment and retention inducement and the first granting of options to the directors since their initial election to the Board in April 2003 resulted in the increase of this non-cash entry. The average monthly "burn rate", revenues and expenditures excluding non-cash items, for the nine months ended January 31, 2006 was $417,000 as compared to $223,000 for the same period in the prior year. The planned increase in cash expenditures is a result of continued acceleration of the scientific and business progression of the Company.

Revenue
The revenue of the Company consisted of interest earned on funds invested. Interest revenue was $209,732 for the nine months ended January 31, 2006, as compared to $107,015 for the nine months ended January 31, 2005.

Research and Development
For the nine months ended January 31, 2006, research and development expenditures totaled $2,620,907 with a recovery of $5,203 for government grants through the National Research Council's IRAP program. For the nine months ended January 31, 2005, research and development expenditures totaled $1,107,679 with a recovery of $103,337 for government grants. Key expense items relate to lead optimization of the Company's novel compounds. These expenses include chemical synthesis, pharmacokinetics studies and toxicology testing in preparation for IND application in the near future. Prominent contract research organizations and renowned academics were hired to expand and validate internal findings. Results are closely monitored for optimization while processes are in place to generate efficiencies in output per contracted employee. Internal expenses include salaries and benefits for R&D staff, consulting fees, supplies and general laboratory operating expenses. Expenses have increased steadily as additional staff members have been hired and the quantity and scope of experimentation have increased over the last year. The Company expects future research and development costs to increase in the next year when third-party pre-IND costs will be incurred.

General and Administrative
For the nine months ended January 31, 2006, general and administrative expenditures totaled $1,349,172, compared to $1,106,553 for the nine months ended January 31, 2005. General and administrative expenses includes salaries and other operating costs not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, investor relations and business development. The major expense for the nine months ended January 31, 2006 was salaries, benefits and consulting fees for $659,290. The Company also incurred $179,540 for shareholder and investor relations expenses and $231,906 for professional fees. The remaining expenditures were general operating costs.

SUMMARY OF QUARTERLY RESULTS

	For the three month period ended Jan. 31 2006	Oct. 31 2005	July 31 2005	April 30 2005
Revenue	$69,609	$67,074	$73,050	$113,802
Net loss	($1,484,679)	($2,093,320)	($1,372,511)	($1,197,622)
Net loss per share (basic and fully diluted)	($0.06)	($0.09)	($0.06)	($0.05)

	For the three month period ended Jan. 31 2005	Oct. 31 2004	July 31 2004	April 30 2004
Revenue	$61,591	$32,329	$13,095	$15,323
Net loss	($1,138,161)	($657,488)	($585,713)	($1,033,430)
Net loss per share (basic and fully diluted)	($0.05)	($0.04)	($0.03)	($0.06)

The increase in the quarterly losses is a result of the progression of the research and development activity of the Company and the timing of recording stock-based compensation expenses. In the quarter ended October 31, 2005, a stock-based compensation expense of $662,737 was recorded. Also, in the fourth quarter of the 03/04 fiscal year (quarter ending April 30, 2004), a stock-based compensation expense of $578,286 was recorded as the Company chose to early adopt the fair value method of accounting for options granted under its Stock Option Plan. The amortization of stock-based compensation is a non-cash expense.

LIQUIDITY

As at January 31, 2006, cash and near cash investments totaled $8,635,904 as compared to $12,103,450 at April 30, 2005. The Company's policy is to invest its cash reserves in low risk investments with a maturity of three months to two years at the time of purchase. The fixed income instrument maturity dates are usually matched to expected cash flow requirements. At January 31, 2006, the Company had working capital of $8,430,806 compared to $11,766,876 at April 30, 2005. Given the overall cash burn, the Company believes that is has sufficient cash reserves to operate for eighteen months with the assumption of no revenues.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at March 7, 2006)

Authorized and Issued Share Capital

Class	Par Value	Authorized	Issued
Common	No par value	Unlimited	24,088,403
Preferred	No par value	Unlimited	Nil

Description of Options, Warrants and Convertible securities outstanding

Security Type	Number	Exercise Price	Expiry Date
Options	948,700	$1.60	4/25/08
Options	28,000	$1.16	7/15/08
Options	50,000	$1.20	9/5/08
Options	200,000	$1.50	3/15/08
Options	57,000	$2.25	9/28/08
Options	200,000	$2.25	9/28/09
Options	75,000	$2.25	9/28/08
Options	30,000	$4.50	2/16/09
Options	50,000	$6.50	4/8/09
Options	20,000	$7.00	5/6/09
Options	30,000	$7.00	5/6/10
Options	25,000	$5.50	6/27/10
Options	85,000	$6.00	9/13/10
Options	60,000	$6.00	9/13/07
Options	450,000	$6.25	10/6/10
Options	50,000	$6.00	12/15/10
Options (1)	400,000	$7.60	2/28/10
Agent's Options	93,128	$3.00	5/23/06
Total	2,851,828	$1.16 to $7.60	

Notes:

1) The option grant is subject to availability under the Stock Option Plan, and upon vesting may require shareholder approval.

RISKS AND UNCERTAINTIES

Resverlogix is at an early stage of development and has incurred losses to date. Developing new technologies will require further time and costs for research and development. It may be a number of years before the technology begins to generate revenues. There is no assurance that any of the Company's developments will be successful.

The success of Resverlogix is dependent on its ability to obtain patents and the proposed technology meeting acceptable cost and performance criteria in the marketplace. The Company will be dependent on ongoing marketing efforts in licensing of its technology.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

Notice to Reader

The management of Resverlogix Corp. is responsible for the preparation of the accompanying interim consolidated financial statements. The interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and are considered by management to present fairly the financial position, operating results and cash flows of the Company.

These interim financial statements have not been reviewed by an auditor. These interim consolidated financial statements are unaudited and include all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows.

Dated March 7, 2006.

signed "Donald J. McCaffrey"
President and CEO

signed "Whitney O. Ward"
Chairman of the Audit Committee

RESVERLOGIX CORP.

Interim Consolidated Balance Sheets

	January 31, 2006	April 30, 2005
	(unaudited)	(audited)
Assets		
Current assets:		
Cash and cash equivalents	$ 2,510,919	$ 8,424,837
Marketable securities	6,124,985	3,678,613
Accounts receivable	–	79,473
Prepaid expenses	51,366	29,688
	8,687,270	12,212,611
Property and equipment (note 3)	761,684	545,412
Intellectual property and patents (note 4)	220,382	105,301
	$ 9,669,336	$ 12,863,324
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 247,954	$ 412,805
Current portion of equipment leases	8,510	32,930
	256,464	445,735
Shareholders' equity: (note 5)		
Common shares	19,792,435	17,619,707
Preferred shares	–	50,000
Contributed surplus	1,634,492	1,028,321
Warrants	117,228	351,367
Deficit	(12,131,283)	(6,631,806)
	9,412,872	12,417,589
Commitments (note 6)		
	$ 9,669,336	$ 12,863,324

See accompanying notes to the interim consolidated financial statements.

RESVERLOGIX CORP.

Interim Consolidated Statements of Operations and Deficit

	Three months ended January 31,		Nine months ended January 31,	
	2006	2005	2006	2005
	(unaudited)		(unaudited)	
Revenue:				
Interest income	$ 69,609	$ 61,591	$ 209,732	$ 107,015
Expenses:				
Research and development	832,835	504,607	2,620,907	1,107,679
Research and development cost recoveries	–	(56,118)	(5,203)	(103,337)
General and administrative	503,722	477,825	1,349,172	1,106,553
Stock based compensation	132,852	237,585	991,951	273,722
Depreciation and amortization	65,708	35,853	174,681	103,760
Foreign exchange loss (gain)	19,171	–	28,734	–
	1,554,288	1,199,752	5,160,242	2,488,377
Loss for the period	1,484,679	1,138,161	4,950,510	2,381,362
Deficit, beginning of period	10,560,726	4,296,023	6,631,806	3,052,822
Share repurchase (note 5)	85,878	–	548,967	–
Deficit, end of period	$12,131,283	$ 5,434,184	$12,131,283	$ 5,434,184
Loss per common share – basic and diluted	$ 0.06	$ 0.05	$ 0.21	$ 0.12
Weighted average number of common shares	24,009,882	21,987,670	23,719,721	19,724,635

See accompanying notes to the interim consolidated financial statements.

RESVERLOGIX CORP.

Interim Consolidated Statements of Cash Flows

	Three months ended January 31,		Nine months ended January 31,	
	2006	2005	2006	2005
	(unaudited)		(unaudited)	
Cash provided by (used in):				
Operations:				
Loss for the period	$ (1,484,679)	$ (1,138,161)	$ (4,950,510)	$ (2,381,362)
Items not involving cash:				
Depreciation and amortization	65,708	35,853	174,681	103,760
Stock based compensation	132,852	237,585	991,951	273,722
	(1,286,119)	(864,723)	(3,783,878)	(2,003,880)
Changes in non-cash working capital:				
Accounts receivable	–	(56,118)	79,473	(99,397)
Prepaid expenses	(666)	(6,392)	(21,678)	16,078
Accounts payable and accrued liabilities	(197,729)	45,245	(164,851)	121,544
	(1,484,514)	(881,988)	(3,890,934)	(1,965,655)
Financing:				
Issue of common shares for cash, net of costs	–	10,049,136	–	10,425,336
Proceeds from exercise of options and warrants	209,553	113,625	1,650,699	683,860
Share repurchase (note 5)	(99,977)	–	(646,856)	–
Cancellation of preferred shares	(50,000)	–	(50,000)	–
Equipment leases	(8,343)	(7,552)	(24,420)	(22,105)
	51,233	10,155,209	929,423	11,087,091
Investing:				
Marketable securities	(3,406,024)	(1,394,367)	(2,446,373)	(930,539)
Property and equipment additions	(31,673)	(54,050)	(384,307)	(103,311)
Patent additions	(103,900)	(31,358)	(121,727)	(101,793)
	(3,541,597)	(1,479,775)	(2,952,407)	(1,135,643)
Increase (decrease) in cash and cash equivalents	(4,974,878)	7,793,446	(5,913,918)	7,985,793
Cash and cash equivalents, beginning of period	7,485,797	468,794	8,424,837	276,447
Cash and cash equivalents, end of period	$ 2,510,919	$ 8,262,240	$ 2,510,919	$ 8,262,240

See accompanying notes to the interim consolidated financial statements.

The interim consolidated financial statements of Resverlogix Corp. (the "Company") were prepared by management using accounting policies and methods of their application consistent with those used in the preparation of the Company's audited consolidated financial statements for the year ended April 30, 2005. The disclosure, which follows, is incremental to the disclosure included with the annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the year ended April 30, 2005.

1. Nature of operations:

The Company is currently in the development stage and has no established commercial revenue and customer base.

The Company has the following projects under development:

(a) NEXVAS™:

The Company's lead technology NEXVAS™ is an ApoA1/high-density lipoprotein (HDL) enhancement program. ApoA1 is the key building block cardio protective protein of HDL (the good cholesterol). ApoA1/HDL enhancement technology focuses on the treatment of numerous cardiovascular diseases including the reversal of atherosclerotic plaque.

(b) TGF-β Shield™:

This technology is an approach to suppress the ability of cancers to avoid the immune system's cancer killing activity, and has been re-engineered to treat fibrotic diseases of the eye, liver, lung, heart and kidney. The initial technology was acquired in June 2003. In July 2004, the Company filed a patent application to protect the therapeutic applications of this technology.

Research and development expenditures on these projects are as follows:

	Three months ended January 31,		Nine months ended January 31,		Cumulative since inception
	2006	2005	2006	2005	
NEXVAS	$ 817,005	$ 465,948	$2,467,531	$ 986,518	$4,678,113
TGF-β Shield	15,830	38,659	153,376	121,161	466,993

As the Company has no established revenue base, it is reliant on equity financing for funding its projects under development. At January 31, 2006, the Company had $8.4 million of working capital including $8.6 million of cash and marketable securities. Management has concluded that it has sufficient working capital to fund its development and corporate operations beyond January 31, 2007.

2. Significant accounting policies:

Costs incurred in obtaining patents, all legal expenses to file, revise and defend patents, and all regulatory body fees relating to the patents are capitalized. Patent costs are amortized on a straight-line basis over the estimated life of the respective patents, being 18 years. On an ongoing basis, management reviews the valuation, taking into consideration circumstances which might have impaired the value.

3. Property and equipment:

January 31, 2006	Cost	Accumulated depreciation	Net book value
Laboratory equipment	$ 788,775	$ 267,267	$ 521,508
Office furniture and equipment	44,437	22,503	21,934
Computer equipment	102,562	61,646	40,916
Computer software	57,893	17,187	40,706
Leasehold improvements	245,965	109,345	136,620
	$ 1,239,632	$ 477,948	$ 761,684
April 30, 2005			
Laboratory equipment	$ 643,039	$ 189,987	$ 453,052
Office furniture and equipment	39,052	16,048	23,004
Computer equipment	81,760	39,633	42,127
Computer software	16,243	9,818	6,425
Leasehold improvements	75,231	54,427	20,804
	$ 855,325	$ 309,913	$ 545,412

4. Intellectual property and patents:

January 31, 2006	Cost	Accumulated amortization	Net book value
Acquired property (NEXVAS)	$ 818	$ 80	$ 738
Patents	232,404	12,760	219,644
	$ 233,222	$ 12,840	$ 220,382
April 30, 2005			
Acquired property (NEXVAS)	$ 818	$ 45	$ 773
Patents	110,677	6,149	104,528
	$ 111,495	$ 6,194	$ 105,301

5. Share capital:

(a) Issued and outstanding:

Common shares	Number of shares	Amount
Balance, April 30, 2004	18,382,415	$ 5,197,767
Issued for cash in private placements	3,854,666	11,404,198
Issued on exercise of warrants	936,533	1,410,136
Issued on exercise of stock options	69,000	90,420
Transfer from warrants on exercise of warrants		714,145
Transfer from contributed surplus on exercise of options		64,830
Share issue costs		(1,261,789)
Balance, April 30, 2005	23,242,614	17,619,707
Issued on exercise of warrants	254,403	594,869
Issued on exercise of stock options	650,300	1,055,830
Transfer from warrants on exercise of warrants		234,139
Transfer from contributed surplus on exercise of options		385,780
Shares repurchased and cancelled	(108,100)	(97,890)
Balance, January 31, 2006	24,039,217	$19,792,435

Series A Preferred shares	Number of shares	Amount
Balance, April 30, 2005	2,000,000	$ 50,000
Cancellation and return to treasury	(2,000,000)	(50,000)
Balance, January 31, 2006	–	$ –

On November 1, 2005, termination and variation agreements were signed by Dr. Norman Wong and Dr. Koichiro Mihara to cancel all the preferred shares and return them to treasury for no monetary value or conversion to common shares.

5. Share capital (continued):

(b) Normal Course Issuer Bid:

On June 16, 2005, the Company announced a Normal Course Issuer Bid allowing the Company to repurchase up to 250,000 common shares during the period of June 24, 2005 to June 23, 2006 at the market price at the time of the repurchase. All common shares repurchased by the Company will be cancelled. Pursuant to the Normal Course Issuer Bid, the Company has acquired 108,100 of its common shares at an average price of $5.89 per share. The excess of the purchase price over the stated capital of the common shares has been charged to the deficit.

(c) Stock options:

The Company has a stock option program whereby the Company may grant options to its directors, officers, employees and consultants for up to 10% of the issued and outstanding common shares. The majority of options vest immediately and have a one to five year term.

	January 31, 2006		April 30, 2005	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at beginning of period	2,314,000	$ 1.82	1,830,000	$ 1.51
Granted	720,000	6.21	553,000	2.76
Exercised	(650,300)	1.62	(69,000)	1.31
Outstanding at end of period	2,383,700	$ 3.20	2,314,000	$ 1.82
Weighted average remaining contractual life	3.1 years		3.1 years	

The weighted average fair value of the options granted during the nine months ending January 31, 2006 was $3.77 per option using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	4%
Expected life	2 to 5 years
Expected volatility (calculated once a year)	73%

5. Share capital (continued):

(d) Warrants:

The following table summarizes the changes in common share purchase warrants outstanding:

	Number of warrants	Amount	Weighted average exercise price
Outstanding, April 30, 2004	1,051,586	$ 785,748	$ 1.47
Granted in connection with private placement	256,664	279,764	3.00
Exercised during period	(936,533)	(714,145)	1.50
Outstanding, April 30, 2005	371,717	351,367	2.43
Exercised during period	(254,403)	(234,139)	3.00
Outstanding, January 31, 2006	117,314	$ 117,228	$ 2.64

The following table summarizes information about the common share purchase warrants outstanding and exercisable at January 31, 2006.

Outstanding	Exercise price	Expiry
24,186	$ 1.25	February 20, 2006
93,128	$ 3.00	May 23, 2006
117,314		

(e) Contributed surplus:

The changes in contributed surplus balance are as follows:

	Amount
Balance, April 30, 2004	$ 582,650
Options exercised	(64,830)
Fair value of options granted	510,501
Balance, April 30, 2005	1,028,321
Options exercised	(385,780)
Fair value of options granted	991,951
Balance, January 31, 2006	$ 1,634,492

5. Share capital (continued):

(f) Per share amounts:

The loss per share has been calculated based on the weighted average shares outstanding during the period. The effect upon the conversion of stock options and warrants is anti-dilutive.

6. Commitments:

As at January 31, 2006, the Company was committed to operating lease payments for office and laboratory premises as follows:

2007	$	100,176
2008		100,176
2009		65,128
2010		31,736

The Company has an outstanding letter of credit for $60,000 from a Canadian chartered bank. The letter of credit is secured by a short-term investment.

A special bonus is payable to directors, officers and employees conditional on the sale of the Nexvas technology on or before April 30, 2007. The special bonus is subject to final approval by the Board of Directors.

7. Financial instruments:

The fair value of monetary assets and liabilities, except the Company's marketable securities, approximate their carrying values, due to the short-term nature of these instruments. The market value of the marketable securities at January 31, 2006 was approximately $6.1 million (April 30, 2005 - $3.7 million).

RESVERLOGIX

Interim Management's Discussion and Analysis
Form 51-102F1
For the Quarter Ended January 31, 2006

March 7, 2006

March 7, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of operations and financial position should be read in conjunction with Resverlogix Corp.'s ("Resverlogix" or the "Company") January 31st, 2006 Quarterly Financial Statements. The financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

OVERVIEW

Resverlogix is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Resverlogix's principal technology is NEXVAS™ Apolipoprotein AI (ApoAI) Program, a natural physiological approach to increase the serum levels of ApoAI, the primary component of high density lipoprotein (HDL), the "good cholesterol," to treat cardiovascular diseases. The Company's research and discoveries within NEXVAS has led to expansion of cardiovascular disease applications to address the inflammation and Drug Eluting Stent (DES) markets. Resverlogix's application within the DES market is now referred to as ReVas™. The TGF-β Shield™ Program utilizes novel approaches to target cancers and fibrotic diseases. Resverlogix is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases.

The Company is focused on the primary stages of drug development, leading to Investigational New Drug (IND) application and early stage clinical studies. This strategy will avoid the significant costs and unknown results of the final phases of the drug development process (late stage clinical trials) by either licensing or selling its technology. Hence, a major portion of the biotech investment risk should be eliminated.

Shares of Resverlogix trade on the TSX under the symbol, RVX.

HIGHLIGHTS

During the year, the Company announced a Request For Proposal (RFP) process with seven leading global life science organizations for an exclusive standstill agreement regarding its NEXVAS technology in cardiovascular disease (CVD). Resverlogix is continues to have discussions with these pharmaceutical firms and will not disqualify any candidate until the Company can conclude the formal agreements. Resverlogix's goal remains to establish an early partnership arrangement, via a stand still agreement, with the ideal candidate to accelerate the sale of technology by end of 2006.

The Company is encouraged by the scientific development of NEXVAS technology. The Company's science has progressed very quickly from a drug discovery stage of biotechnology research to proof-of-concept and is now in the process of lead selection for future toxicology testing. The hiring of world renowned experts and a dedicated staff has made a significant contribution to this rapid progression in meeting and exceeding corporate milestones.

The Company announced preclinical findings on its lead NEXVAS technology in October 2005. These research findings come from an expanding body of information illustrating the feasibility of small molecule ApoA1 enhancement in multiple animal models for the potential treatment of cardiovascular diseases and the regression of atherosclerosis. Resverlogix believes that with the consistency in animal models shown to date, its novel compounds illustrate properties likely

to predict significant effects in humans as ApoA1/HDL raisers, eventually rendering them effective products for treating CVD. The results of these experiments have contributed to the continued expansion and development of the *in vitro* and *in vivo* preclinical program.

Resverlogix recently announced the establishment of its wholly-owned subsidiary, RVX Therapeutics Inc. ("RVX Therapeutics") intended to support the Company's business and strategic objectives. Resverlogix, will continue to hold its primary asset, NEXVAS ApoAI technology, for HDL applications focused on the dyslipidemia market. The purpose of RVX Therapeutics is to hold alternate technologies, such as the new discoveries for inflammation and DES markets as well as the ongoing work on TGF-β Shield technology.

In August 2005, Resverlogix announced that on behalf of its wholly owned subsidiary, RVX Therapeutics, it had filed a patent application covering a unique and expanded application of its cardiovascular technology. The Company has discovered pharmaceutical compounds which have the potential to be used with medical devices such as drug-eluting stents. It is estimated that by 2010 the drug-eluting device market will generate revenues in excess of $8.0 billion U.S. annually.

In December 2005, the Company announced that it had received a term sheet for a license agreement of its novel small molecule program, ReVas, for the exclusive use in drug eluting stents and medical devices. The intent of the unnamed leading global medical technology organization is to use the technology for a potential treatment in the market of restenosis. Resverlogix's board of directors and senior management are in the process of reviewing the terms of the license agreement.

In February 2006, the Company announced that Dr. James K. Liao had joined its Scientific Advisory Board. Dr. Liao is a leading authority in vascular research and his knowledge and experience will provide complimentary medical expertise to the Company's existing cardiovascular programs and help ensure Resverlogix's leadership position in ApoAI research. He is currently Director of Vascular Research at the Department of Medicine Brigham & Women's Hospital and Harvard Medical School in Cambridge, Massachusetts. Dr. Liao has won numerous awards and honors, and has served as scientific consultant to leading pharmaceutical organizations.

Also in February 2006, Hiran Perera, chief financial officer (CFO), announced his resignation in order to execute an entrepreneurial venture with the support of his family. Mr. Perera is available to Resverlogix in a consulting capacity for an interim period until a new CFO is hired.

FINANCING ACTIVITIES

In June 2005, the Company announced a Normal Course Issuer Bid allowing the Company to repurchase up to 250,000 common shares during the period of June 24, 2005 to June 23, 2006 at the market price at the time of repurchase. All common shares repurchased by the Company will be cancelled. Pursuant to the Normal Course Issuer Bid, the Company has acquired 108,100 of its common shares at an average price of $5.89 per share to January 31, 2006. Total cost of this program including commissions has been $646,856.

In the nine months ended January 2006, the Company received $21,744 from the exercise of 19,768 agent's options issued at $1.10 per share in connection with the 2003 short form offering document financing. The Company also received $93,415 from the exercise of 74,732 agent's options issued at $1.25 and $479,709 from the exercise of 159,903 agent's options issued at $3.00 per share to the agents in connection with various brokered private placements.

In the nine months ended January 2006, the Company received $1,055,830 in total from the exercise of 650,300 options varying in price from $1.20 to $2.25.

RESULTS OF OPERATIONS

Resverlogix incurred a net loss for the nine months ended January 31, 2006 of $4,950,510, or $0.21 per share. The net loss for the nine months ended January 31, 2005 was $2,381,362 or $0.12 per share. For the nine months ended January 31, 2006, $991,951 was recorded as the cost of stock based compensation as per the CICA guidelines as compared to $273,722 for the same period of the prior year. Options awarded to key new employees as a recruitment and retention inducement and the first granting of options to the directors since their initial election to the Board in April 2003 resulted in the increase of this non-cash entry. The average monthly "burn rate", revenues and expenditures excluding non-cash items, for the nine months ended January 31, 2006 was $417,000 as compared to $223,000 for the same period in the prior year. The planned increase in cash expenditures is a result of continued acceleration of the scientific and business progression of the Company.

Revenue
The revenue of the Company consisted of interest earned on funds invested. Interest revenue was $209,732 for the nine months ended January 31, 2006, as compared to $107,015 for the nine months ended January 31, 2005.

Research and Development
For the nine months ended January 31, 2006, research and development expenditures totaled $2,620,907 with a recovery of $5,203 for government grants through the National Research Council's IRAP program. For the nine months ended January 31, 2005, research and development expenditures totaled $1,107,679 with a recovery of $103,337 for government grants. Key expense items relate to lead optimization of the Company's novel compounds. These expenses include chemical synthesis, pharmacokinetics studies and toxicology testing in preparation for IND application in the near future. Prominent contract research organizations and renowned academics were hired to expand and validate internal findings. Results are closely monitored for optimization while processes are in place to generate efficiencies in output per contracted employee. Internal expenses include salaries and benefits for R&D staff, consulting fees, supplies and general laboratory operating expenses. Expenses have increased steadily as additional staff members have been hired and the quantity and scope of experimentation have increased over the last year. The Company expects future research and development costs to increase in the next year when third-party pre-IND costs will be incurred.

General and Administrative
For the nine months ended January 31, 2006, general and administrative expenditures totaled $1,349,172, compared to $1,106,553 for the nine months ended January 31, 2005. General and administrative expenses includes salaries and other operating costs not directly involved in research and development, as well as professional fees for services, such as legal, audit, tax, investor relations and business development. The major expense for the nine months ended January 31, 2006 was salaries, benefits and consulting fees for $659,290. The Company also incurred $179,540 for shareholder and investor relations expenses and $231,906 for professional fees. The remaining expenditures were general operating costs.

SUMMARY OF QUARTERLY RESULTS

	For the three month period ended Jan. 31 2006	Oct. 31 2005	July 31 2005	April 30 2005
Revenue	$69,609	$67,074	$73,050	$113,802
Net loss	($1,484,679)	($2,093,320)	($1,372,511)	($1,197,622)
Net loss per share (basic and fully diluted)	($0.06)	($0.09)	($0.06)	($0.05)

	For the three month period ended Jan. 31 2005	Oct. 31 2004	July 31 2004	April 30 2004
Revenue	$61,591	$32,329	$13,095	$15,323
Net loss	($1,138,161)	($657,488)	($585,713)	($1,033,430)
Net loss per share (basic and fully diluted)	($0.05)	($0.04)	($0.03)	($0.06)

The increase in the quarterly losses is a result of the progression of the research and development activity of the Company and the timing of recording stock-based compensation expenses. In the quarter ended October 31, 2005, a stock-based compensation expense of $662,737 was recorded. Also, in the fourth quarter of the 03/04 fiscal year (quarter ending April 30, 2004), a stock-based compensation expense of $578,286 was recorded as the Company chose to early adopt the fair value method of accounting for options granted under its Stock Option Plan. The amortization of stock-based compensation is a non-cash expense.

LIQUIDITY

As at January 31, 2006, cash and near cash investments totaled $8,635,904 as compared to $12,103,450 at April 30, 2005. The Company's policy is to invest its cash reserves in low risk investments with a maturity of three months to two years at the time of purchase. The fixed income instrument maturity dates are usually matched to expected cash flow requirements. At January 31, 2006, the Company had working capital of $8,430,806 compared to $11,766,876 at April 30, 2005. Given the overall cash burn, the Company believes that is has sufficient cash reserves to operate for eighteen months with the assumption of no revenues.

DISCLOSURE OF OUTSTANDING SHARE DATA (as at March 7, 2006)

Authorized and Issued Share Capital

Class	Par Value	Authorized	Issued
Common	No par value	Unlimited	24,088,403
Preferred	No par value	Unlimited	Nil

Description of Options, Warrants and Convertible securities outstanding

Security Type	Number	Exercise Price	Expiry Date
Options	948,700	$1.60	4/25/08
Options	28,000	$1.16	7/15/08
Options	50,000	$1.20	9/5/08
Options	200,000	$1.50	3/15/08
Options	57,000	$2.25	9/28/08
Options	200,000	$2.25	9/28/09
Options	75,000	$2.25	9/28/08
Options	30,000	$4.50	2/16/09
Options	50,000	$6.50	4/8/09
Options	20,000	$7.00	5/6/09
Options	30,000	$7.00	5/6/10
Options	25,000	$5.50	6/27/10
Options	85,000	$6.00	9/13/10
Options	60,000	$6.00	9/13/07
Options	450,000	$6.25	10/6/10
Options	50,000	$6.00	12/15/10
Options (1)	400,000	$7.60	2/28/10
Agent's Options	93,128	$3.00	5/23/06
Total	2,851,828	$1.16 to $7.60	

Notes:

1) The option grant is subject to availability under the Stock Option Plan, and upon vesting may require shareholder approval.

RISKS AND UNCERTAINTIES

Resverlogix is at an early stage of development and has incurred losses to date. Developing new technologies will require further time and costs for research and development. It may be a number of years before the technology begins to generate revenues. There is no assurance that any of the Company's developments will be successful.

The success of Resverlogix is dependent on its ability to obtain patents and the proposed technology meeting acceptable cost and performance criteria in the marketplace. The Company will be dependent on ongoing marketing efforts in licensing of its technology.

ADDITIONAL INFORMATION

Additional information relating to the Company can also be found on SEDAR at www.sedar.com.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, ***WHITNEY O. WARD, CHAIRMAN OF THE AUDIT COMMITTEE of RESVERLOGIX CORP.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***RESVERLOGIX CORP.***, (the issuer) for the interim period ending ***JANUARY 31, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: March 7, 2006

(signed) *"Whitney O. Ward"*
Chairman of the Audit Committee

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, ***DONALD J. McCAFFREY, PRESIDENT & CHIEF EXECUTIVE OFFICER of RESVERLOGIX CORP.***, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***RESVERLOGIX CORP.***, (the issuer) for the interim period ending ***JANUARY 31, 2006***;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: March 7, 2006

(signed) *"Donald J. McCaffrey"*
President & Chief Executive Officer

RESVERLOGIX

www.resverlogix.com

**NOTICE DECLARING INTENTION
TO BE QUALIFIED UNDER
NATIONAL INSTRUMENT 44-101
SHORT FORM PROSPECTUS DISTRIBUTIONS
("NI 44-101")**

uite 202
79 Midpark Way SE
algary AB T2X 1M2
403.254.9252
403.256.8495
fo@resverlogix.com

April 25, 2006

To: Alberta Securities Commission

Resverlogix Corp. (the "Issuer") intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

[signature]

Donald J. McCaffrey
President

www.resverlogix.com

RESVERLOGIX

For Immediate Release TSX Symbol: **RVX**

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

ResVerlogix Appoints Kelly B. McNeill as Chief Financial Officer

CALGARY, AB, May 31, 2006 – ResVerlogix Corp. ("ResVerlogix") (TSX: RVX) announced today that Mr. Kelly B. McNeill has joined the company as Chief Financial Officer. Mr. McNeill will help lead the company's financial reporting and regulatory filing requirements in compliance with Canadian GAAP as well as management of corporate tax filings and strategic tax planning strategies.

"We are very pleased to add an individual that is well-experienced in corporate valuation modeling and acquisitions, financial reporting and public accounting such as Kelly to our Senior Management Team" stated Donald McCaffrey, President and CEO of Resverlogix. "Kelly's knowledge, successful track record and previous experience in financial regulatory reporting, corporate acquisition planning will greatly help our efforts and round out our senior team in our corporate strategy to position our technologies with a leading life science organization" added Mr. McCaffrey.

Mr. McNeill's most recent role was General Manager at Haworth Ltd., a subsidiary Haworth Inc. a global multinational manufacturing company located in west Michigan. He was previous Vice President of Finance of SMED International, a global office interiors manufacturer based in Calgary Alberta which was publicly traded on the TSX prior to its sale to Haworth Inc. in 2000. During Mr. McNeill's tenure at SMED International he was part of the team that raised $40M in equity financing in the secondary public offering on the TSX and NASDAQ. Mr. McNeill is a chartered accountant with 10 years experience in senior management positions. Mr. McNeill has a B.Comm (Hons), and M.Acc from the University of Manitoba.

About ResVerlogix Corp.

ResVerlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Combining expertise with innovation, ResVerlogix's lead technology NexVas™, applies advanced medical research to develop therapies that increase ApoA-I the key protein of high density lipoprotein (HDL), the "good cholesterol," and other targets to treat cardiovascular diseases (CVD). The Company's second CVD research program ReVas™ is dedicated to developing novel compounds for acute based drug therapy via a medical device. ResVerlogix Corp. is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. ResVerlogix Corp. trades on the TSX Exchange under the symbol RVX. For further information, please visit our web site at: www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of ResVerlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Donald J. McCaffrey
President/CEO
ResVerlogix Corp.
Phone: 403-254-9252 ext. 223
Fax: 403-256-8495
Email: don@resverlogix.com

Kenneth Lebioda
Vice President Business Development
ResVerlogix Corp.
Phone: 403-254-9252 ext. 227
Fax: 403-256-8495
Email: ken@resverlogix.com

RESVERLOGIX

For Immediate Release TSX Symbol: **RVX**

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Theresa Kennedy Joins Resverlogix Corp. as VP Corporate Communications

CALGARY, AB, June 5, 2006 – ResVerlogix Corp. ("Resverlogix") (TSX: RVX) announced today that Theresa Kennedy has joined the company as Vice President Corporate Communications, effective immediately. Mrs. Kennedy will provide strategic leadership and insight for the company's communication activities.

"We are very pleased with Mrs. Kennedy's appointment to the Senior Management team, she brings a solid record of working with some of the industry's top biotech companies across a number of communication disciplines," said Mr. Donald McCaffrey, President and CEO of Resverlogix. Mr. McCaffrey added, "This appointment, as well as our recently appointed CFO position, was made in order to support the growth and operational focus of our company as we move forward in developing innovative new therapies for cardiovascular, cancer and fibrotic diseases."

Mrs. Kennedy brings more than 14 years of biotechnology experience with her most recent role was Vice President of North American Life Sciences for Hill & Knowlton Canada, a global communications firm. She was previously Executive Director for BC Biotech a provincial biotech association. In addition to these positions Mrs. Kennedy is a regular presenter at biotech conferences and meetings including most recently lecturing at Oxford University as part of the E.U. Ph.D. program for biotechnology. In May 2005, Mrs. Kennedy was recognized by BIOTECanada with an award for Contribution for Advancing the Benefits of Biotech for Canadians.

Mrs. Kennedy has her B.Sc. from the University of Calgary.

About Resverlogix Corp.

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Combining expertise with innovation, Resverlogix's lead technology NexVas™, applies advanced medical research to develop therapies that increase ApoA-I the key protein of high density lipoprotein (HDL), the "good cholesterol," and other targets to treat cardiovascular diseases (CVD). The Company's second CVD research program ReVas™ is dedicated to developing novel compounds for acute based drug therapy via a medical device. Resverlogix Corp. is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. Resverlogix Corp. trades on the TSX Exchange under the symbol RVX. For further information, please visit our web site at: www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Donald J. McCaffrey
President/CEO
Resverlogix Corp.
Phone: 403-254-9252 ext. 223
Fax: 403-256-8495
Email: don@resverlogix.com

Kenneth Lebioda
Vice President Business Development
Resverlogix Corp.
Phone: 403-254-9252 ext. 227
Fax: 403-256-8495
Email: ken@resverlogix.com

Form 51-102F3
Material Change Report

1. Name and Address of Company

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

2. Date of Material Change

May 30, 2006

3. News Release

May 31, 2006 via CCN Matthews.

4. Summary of Material Change

ResVerlogix Corp. ("ResVerlogix") announced that Mr. Kelly B. McNeill has joined the company as Chief Financial Officer.

5. Full Description of Material Change

ResVerlogix announced that Mr. Kelly B. McNeill has joined the company as Chief Financial Officer. Mr. McNeill will help lead the company's financial reporting and regulatory filing requirements in compliance with Canadian GAAP as well as management of corporate tax filings and strategic tax planning strategies.

Mr. McNeill's most recent role was General Manager at Haworth Ltd., a subsidiary of Haworth Inc. a global multinational manufacturing company located in west Michigan. He was previously Vice President of Finance of SMED International, a global office interiors manufacturer based in Calgary, Alberta which was publicly traded on the TSX prior to its sale to Haworth Inc. in 2000. During Mr. McNeill's tenure at SMED International he was part of the team that raised $40M in equity financing in the secondary public offering on the TSX and NASDAQ. Mr. McNeill is a chartered accountant with 10 years experience in senior management positions. Mr. McNeill has a B.Comm (Hons), and M.Acc from the University of Manitoba.

6. Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7. Omitted Information

N/A

8. Executive Officer

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. Date of Report

June 9, 2006

Form 51-102F3
Material Change Report

1. Name and Address of Company

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

2. Date of Material Change

June 5, 2006

3. News Release

June 5, 2006 via CCN Matthews.

4. Summary of Material Change

ResVerlogix Corp. ("Resverlogix") announced that Theresa Kennedy has joined the company as Vice President Corporate Communications, effective immediately.

5. Full Description of Material Change

Resverlogix announced that Theresa Kennedy has joined the company as Vice President Corporate Communications, effective immediately. Mrs. Kennedy will provide strategic leadership and insight for the company's communication activities.

Mrs. Kennedy brings more than 14 years of biotechnology experience with her most recent role was Vice President of North American Life Sciences for Hill & Knowlton Canada, a global communications firm. She was previously Executive Director for BC Biotech a provincial biotech association. In addition to these positions Mrs. Kennedy is a regular presenter at biotech conferences and meetings including most recently lecturing at Oxford University as part of the E.U. Ph.D. program for biotechnology. In May 2005, Mrs. Kennedy was recognized by BIOTECanada with an award for Contribution for Advancing the Benefits of Biotech for Canadians.

Mrs. Kennedy has her B.Sc. from the University of Calgary.

6. Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7. Omitted Information

N/A

8. Executive Officer

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. Date of Report

June 9, 2006

RESVERLOGIX

www.resverlogix.com

For Immediate Release TSX Exchange Symbol: **RVX**

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

MEDIA AWARENESS ANNOUNCEMENT

Resverlogix Corp. NexVas™ Education Program Wins Prestigious International Telly Award

CALGARY, AB, April 28, 2005 – Resverlogix Corp. (TSX: RVX), is pleased to announce that it's NexVas™ animation has won the prestigious international Telly Bronze Award for the Use of Animation Category.

The Telly Awards honor outstanding local, regional, and cable television commercials and programs, as well as the finest video and film productions. Since 1978, the mission of the Telly awards has been to strengthen the visual arts community by inspiring, promoting, and supporting creativity. The 27th Annual Telly Awards received over 12,000 entries from all 50 states and 5 continents. Today, the Telly is one of the most sought-after awards by industry leaders, from large international firms to local production companies and ad agencies.

The NexVas™ animation was co-developed by Resverlogix and InViVo Communications Inc., a leading Canadian healthcare new media company. The complete animation is available for viewing and can be accessed at Resverlogix's website www.resverlogix.com/nexvas.htm. The main purpose of the animation is to educate all key stakeholders in cardiovascular disease management about the importance of ApoA-I and its role in reducing the main underlying cause of CVD, atherosclerosis.

"Winning this prestigious award for our NexVas™ animation is important for us as it validates our intent of building effective communication vehicles for all of our key stakeholders on our technologies," stated Donald McCaffrey, President and CEO of Resverlogix." "The NexVas™ animation has been the number one page viewed on our website month after month. We trust that individuals who view the animation will now have a better understanding of how NexVas™ ApoA-I enhancement technology works and its promising potential in CVD."

"A core part of our corporate strategy is to educate and inform patients, investors and the life sciences community on the importance of NexVas™ as an emerging therapy for reducing the grievous burden of CVD," stated Kenneth Lebioda, Vice President of Business and Market Development of Resverlogix. "We are very happy we planned and built this communication platform with a leading medical animation company such as InViVo to illustrate the important cardio-protective role of ApoA-I in reducing atherosclerosis and also how our company is well positioned in this very important life science market where a major unmet need still exists."

About Resverlogix Corp.

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Combining expertise with innovation, Resverlogix's lead technology NexVas™, applies advanced medical research to develop therapies that increase ApoA-I the key protein of high density lipoprotein (HDL), the "good cholesterol," and other targets to treat cardiovascular diseases (CVD). The Company's second CVD research program ReVas™ is dedicated to developing novel compounds for acute based drug therapy via a medical device.

Resverlogix Corp. is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. Resverlogix Corp. trades on the TSX Exchange under the symbol RVX. For further information, please visit our web site at: www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not except responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Donald J. McCaffrey
President/CEO
Resverlogix Corp.
Phone: 403-254-9252 ext. 223
Fax: 403-256-8495
don@resverlogix.com

Kenneth Lebioda
VP Business & Market Development
Resverlogix Corp.
Phone: 403-254-9252 ext. 227
Fax: 403-256-8495
ken@resverlogix.com

RESVERLOGIX

For Immediate Release TSX Symbol: **RVX**

Resverlogix Corporate Update; New Science Board Member, Change of CFO, and Live Web Cast Update

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

CALGARY, AB, February 14, 2005 – Resverlogix Corp. ("Resverlogix") (TSX: RVX), announced today that Dr. James K. Liao, Director of Vascular Research, Cardiovascular Division, Department of Medicine Brigham & Women's Hospital and Harvard Medical School Cambridge, Massachusetts, USA has joined the Scientific Advisory Board.

Dr. Liao has authored and participated in over 100 peer reviewed research articles in leading scientific publications and been a Editorial Board Member and Reviewer for leading Scientific Journals such as Circulation, American Journal of Cardiology, Pharmacology Review, Nature Medicine and the New England Journal of Medicine.

Dr. Liao has won numerous awards and Honors such as The American Heart Association Junior Fellowship in 1979; The Chancellor's Marshall Award, University of California 1981; The Cardiovascular Disease Research Prize (1st Place), American Heart Association 1998; and Three Distinction for Excellence in Teaching Awards, Harvard Medical School 1999, 2003, 2004. Dr. Liao has also served as scientific consultant to leading pharmaceutical organizations.

"We are very pleased to add a leading authority in vascular research such as Dr. Liao to our Scientific Advisory Board" stated Dr. Norman Wong, Chair of Resverlogix's Scientific Advisory Board. "Dr. Liao's knowledge and experience will provide complimentary medical expertise to our existing Resverlogix cardiovascular programs and help ensure our leadership position in Apo AI research," added Dr. Wong.

In other news, Hiran Perera, Chief Financial Officer (CFO), is resigning his position, effective immediately, in order to execute an entrepreneurial venture with the support of his family. Hiran is available to Resverlogix in a consulting capacity for an interim period until a new CFO is hired. The Board of Directors thanks him for his service and wishes him well in his future endeavors.

In addition Resverlogix will be hosting a live Vcall web cast on Thursday February 23rd at 11:00am MST. Details of the web cast will include an update on ReVas™ developments relating to ongoing Licensing discussions and other corporate developments. The web cast link will be posted on the Resverlogix web site www.resverlogix.com prior to the event.

About Resverlogix Corp.

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Combining expertise with innovation, Resverlogix's lead technology NEXVAS™, applies advanced medical research to develop therapies that increase high density lipoprotein (HDL), the "good cholesterol," to treat cardiovascular diseases (CVD). The Company's second CVD research program ReVas™ is dedicated to developing novel compounds for acute based drug therapy via a medical device. Resverlogix Corp. is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. Resverlogix Corp. trades on the TSX Exchange under the symbol RVX. For further information, please visit our web site at: www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Donald J. McCaffrey

President/CEO

Resverlogix Corp.
Phone: 403-254-9252 ext. 223
Fax: 403-256-8495
Email: don@resverlogix.com

Kenneth Lebioda

Vice President Business Development

Resverlogix Corp.
Phone: 403-254-9252 ext. 227
Fax: 403-256-8495
Email: ken@resverlogix.com

RESVERLOGIX

www.resverlogix.com

For Immediate Release TSX Symbol: **RVX**

Dr. George Adams Joins Resverlogix Scientific Advisory Board

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

CALGARY, AB, May 5, 2006 – Resverlogix Corp. ("Resverlogix") (TSX: RVX), announced today that Dr. George Adams, has joined the Scientific Advisory Board. Dr. Adams will help provide strategic consultation for the company's development in its emerging cardiovascular program for drug eluting technologies, ReVas™.

Dr. George Adams, an expert in thrombosis and vascular biology, has partnered with Baxter Heathcare, World Heart, Dupont, Corvita, Pfizer and Boston Scientific over the last 30 years to develop and commercialize medical devices. Dr. Adams obtained his PhD. from McMaster University and has 124 publications including 9 invited reviews, 26 full papers and 3 patents. He is a past President of the Canadian Biomaterials Society. He is a reviewer for numerous scientific journals, national granting agencies and several national and provincial Centres of Excellence. He has been a principal investigator for over $40 million in private and publicly-funded research and development.

"We are extremely pleased to add a leading authority in drug eluting technology such as Dr. Adams to our Scientific Advisory Board" stated Dr. Norman Wong, Co Founder and Chair of the Scientific Advisory Board at Resverlogix. "George's in-depth knowledge of drug elution technology and its role in cardiovascular therapy will help provide important input in moving the ReVas™ technology program forward," added Dr. Wong.

About Resverlogix Corp.

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Combining expertise with innovation, Resverlogix's lead technology NexVas™, applies advanced medical research to develop therapies that increase ApoA-I the key protein of high density lipoprotein (HDL), the "good cholesterol," and other targets to treat cardiovascular diseases (CVD). The Company's second CVD research program ReVas™ is dedicated to developing novel compounds for acute based drug therapy via a medical device. Resverlogix Corp. is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. Resverlogix Corp. trades on the TSX Exchange under the symbol RVX. For further information, please visit our web site at: www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Donald J. McCaffrey
President/CEO
Resverlogix Corp.
Phone: 403-254-9252 ext. 223
Fax: 403-256-8495
Email: don@resverlogix.com

Kenneth Lebioda
Vice President Business Development
Resverlogix Corp.
Phone: 403-254-9252 ext. 227
Fax: 403-256-8495
Email: ken@resverlogix.com

RESVERLOGIX

www.resverlogix.com

For Immediate Release TSX Exchange Symbol: **RVX**

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Resverlogix Corp. Expands NexVas™ ApoA-I Program Into Stroke

CALGARY, AB, May 4, 2006 – Resverlogix Corp. ("Resverlogix") (TSX: RVX), is pleased to announce today it will expand its research and development program for its lead technology NexVas™ into Stroke. The objective of this expansion is to address the crippling disease of Stroke and to fully develop the commercial opportunity for the company's current product pipeline in ApoA-1 enhancement therapies.

Stroke is the third leading cause of death in the industrialized world. Every 40 seconds someone in North America has a stroke. Accordingly to the 2006 Report from the American Heat & Stroke Association the cost and burden of Stroke was estimated at $58 billion USD.

In the landmark clinical trial, AMORIS, over 175,000 patients with cardiovascular risk factors were studied with special focus on incidence of cardiac and stroke events. AMORIS clearly illustrated that the improvement of levels of ApoA-I to Apo B led to dramatic reduction of stroke in this population. The key findings of this study indicated that improvement of 'cholesterol balance', or ApoA-1 to ApoB ratio is a robust and specific maker of virtually all ischemic events.

"The addition of Stroke into our NexVas™ program brings an important strategic asset to our company" stated Dr. Jan Johansson, Senior Vice President of Clinical Affairs at Resverlogix. "Expanding upon our NexVas™ technology program into Stroke will continue to position the company as a leader in the management of atherosclerosis, the major underlying cause of cardiovascular disease".

"A major goal of our NexVas™ business strategy is to build a portfolio of therapies for vascular diseases that focus on multiple CVD indications" stated Kenneth Lebioda, Vice President of Business & Market Development. "Our compounds continue to illustrate very positive effects in enhancing ApoA-I levels. Having clear clinical evidence in landmark trials such as AMORIS, again validates enhanced ApoA-I levels role in reducing and preventing major adverse vascular events such as stroke. This provides us another important commercial opportunity that we will fully explore and continue to build synergies upon for our NexVas™ program," Mr. Lebioda added.

About Resverlogix Corp.

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Combining expertise with innovation, Resverlogix's lead technology NexVas™, applies advanced medical research to develop therapies that increase ApoA-1 the key protein of high density lipoprotein (HDL), the "good cholesterol," and other targets to treat cardiovascular diseases (CVD). The Company's second CVD research program ReVas™ is dedicated to developing novel compounds for acute based drug therapy via a medical device. Resverlogix Corp. is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. Resverlogix Corp. trades on the TSX Exchange under the symbol RVX. For further information, please visit our web site at: www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Donald J. McCaffrey
President/CEO

Resverlogix Corp.
Phone: 403-254-9252 ext. 223
Fax: 403-256-8495
Email: don@resverlogix.com

Kenneth Lebioda
Vice President Business Development

Resverlogix Corp.
Phone: 403-254-9252 ext. 227
Fax: 403-256-8495
Email: ken@resverlogix.com

Website: www.resverlogix.com

RESVERLOGIX

For Immediate Release TSX Symbol: **RVX**

Resverlogix moves closer to IND with the addition of Dr. Gregory S. Wagner as Vice President Preclinical Development

Suite 200
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

CALGARY, AB, April 25, 2006 – As preparation for entering into the clinical stage of its lead NexVas™ ApoA-I technology program Resverlogix Corp. ("Resverlogix") (TSX: RVX) announced today that Dr. Gregory S. Wagner has joined the company as Vice President of Preclinical Development. Dr. Wagner will help lead the company's efforts in developing its cardiovascular programs NexVas™ and ReVas™ towards IND (Investigational New Drug) submission to FDA (Food and Drug administration).

Dr. Wagner brings three decades of successful experience in early drug development to Resverlogix. He has worked with leading biotechnology and pharmaceutical companies such as Rigel Inc., Kosan Biosciences, and SUGEN (a subsidiary of Pharmacia eventually acquired by Pfizer Inc.). He has been responsible for managing the IND-enabling programs at these companies, including the pharmacology, toxicology, drug metabolism and pharmacokinetic studies. Dr. Wagner has played a leadership role in several important drug development projects, such as the SUGEN angiogenesis inhibitor program which cumulated in the successful development of the cancer drug SU11248- recently introduced by Pfizer under the brand name Sutent®.

"We are very pleased to add an individual well-experienced in preclinical drug development such as Dr. Wagner to our Scientific and Senior Management Team" stated Donald McCaffrey, President and CEO of Resverlogix. "Greg's knowledge, successful track record and experience of FDA regulatory processes will greatly help our efforts in moving our leading CVD programs NexVas™ and ReVas™ forward to the next important step of development IND studies," added Mr. McCaffrey." "It is very gratifying to once again attract an extremely qualified individual that had the choice of working with any number of key biotechnology companies, yet based on the development stage of our science and our business model has chosen to engage his services at Resverlogix".

About Resverlogix Corp.

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Combining expertise with innovation, Resverlogix's lead technology NexVas™, applies advanced medical research to develop therapies that increase ApoA-I the key protein of high density lipoprotein (HDL), the "good cholesterol," and other targets to treat cardiovascular diseases (CVD). The Company's second CVD research program ReVas™ is dedicated to developing novel compounds for acute based drug therapy via a medical device. Resverlogix Corp. is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. Resverlogix Corp. trades on the TSX Exchange under the symbol RVX. For further information, please visit our web site at: www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Donald J. McCaffrey
President/CEO
Resverlogix Corp.
Phone: 403-254-9252 ext. 223
Fax: 403-256-8495
Email: don@resverlogix.com

Kenneth Lebioda
Vice President Business Development
Resverlogix Corp.
Phone: 403-254-9252 ext. 227
Fax: 403-256-8495
Email: ken@resverlogix.com

www.resverlogix.com

For Immediate Release TSX Exchange Symbol: **RVX**

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Resverlogix Corp. ReVas™ Licensing Update

CALGARY, AB, February 23, 2006 – Resverlogix Corp. ("Resverlogix") (TSX: RVX), on behalf of its subsidiary RVX Therapeutics Inc ("RVX"), has received word that the final wording of a licensing document has been completed. As this subject will be covered in a Vcall conference call today, Resverlogix wishes to avoid selective disclosure and inform the overall market of this updated development.

ReVas™ is an emerging and important research program within RVX that specifically develops unique novel compounds dedicated to improve the outcomes for patients undergoing acute coronary intervention. Restenosis and sudden vascular occlusion is one of the most important complications seen in patients who undergo invasive cardiovascular surgery. It remains an important health issue for health systems globally in the developed world.

About Resverlogix Corp.

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Combining expertise with innovation, Resverlogix's lead technology NexVas™, applies advanced medical research to develop therapies that increase high density lipoprotein (HDL), the "good cholesterol," to treat cardiovascular diseases (CVD). The Company's second CVD research program ReVas™ is dedicated to developing novel compounds for acute based drug therapy via a medical device. The company's TGF-Beta Shield™ program utilizes a novel approach to target cancers and fibrotic diseases. Resverlogix Corp. is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. Resverlogix Corp. trades on the TSX Exchange under the symbol RVX. For further information, please visit our web site at: www.resverlogix.com.

For further information please contact:

Donald J. McCaffrey
President/CEO
Resverlogix Corp.
Phone: 403-254-9252 ext. 223
Fax: 403-256-8495
Email: don@resverlogix.com

Kenneth Lebioda
Vice President Business Development
Resverlogix Corp.
Phone: 403-254-9252 ext. 227
Fax: 403-256-8495
Email: ken@resverlogix.com

Website: www.resverlogix.com

RESVERLOGIX

www.resverlogix.com

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

For Immediate Release TSX Symbol: **RVX**

Resverlogix Announces Live Web Cast Update

CALGARY, AB, February 22, 2006 – Resverlogix Corp. ("Resverlogix") (TSX: RVX), announced today that it will be hosting a live Vcall web cast on Thursday February 23rd at 11:00am MST. The web cast will allow securities analysts, shareholders and other key stakeholders the opportunity to hear management discuss the company's strategic objectives for 2006 and corporate updates in regards to its ongoing licensing negotiations for its ReVas™ program.

The call is being webcast by Vcall and can be accessed at a link provided on ***"Resverlogix's"*** website at ***www.resverlogix.com*** . Investors can also access the webcast at www.InvestorCalendar.com. The web cast will be available on our website for replay throughout 2006.

The web cast link will be posted on the Resverlogix web site www.resverlogix.com prior to the event.

About Resverlogix Corp.

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Combining expertise with innovation, Resverlogix's lead technology NEXVAS™, applies advanced medical research to develop therapies that increase high density lipoprotein (HDL), the "good cholesterol," to treat cardiovascular diseases (CVD). The Company's second CVD research program ReVas™ is dedicated to developing novel compounds for acute based drug therapy via a medical device. Resverlogix Corp. is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. Resverlogix Corp. trades on the TSX Exchange under the symbol RVX. For further information, please visit our web site at: www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Donald J. McCaffrey
President/CEO
Resverlogix Corp.
Phone: 403-254-9252 ext. 223
Fax: 403-256-8495
Email: don@resverlogix.com

Kenneth Lebioda
Vice President Business Development
Resverlogix Corp.
Phone: 403-254-9252 ext. 227
Fax: 403-256-8495
Email: ken@resverlogix.com

RESVERLOGIX

For Immediate Release TSX Exchange Symbol: **RVX**

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

Resverlogix Corp. Receives License Agreement Term Sheet for Medical Device ReVas™ Program

CALGARY, AB, December 22, 2005 – Resverlogix Corp. ("Resverlogix") (TSX: RVX), is pleased to announce today that it has received a term sheet for a License Agreement of its novel small molecule program, ReVas™, for the exclusive use in Drug Eluting Stents (DES) and medical devices. The intent of the unnamed leading global medical technology organization is to use the technology for the potential treatment for the market of restenosis.

Resverlogix's Board of Directors will continue to review the terms and the License Agreement during the holiday period and announce its intentions upon completion of proper analysis in 2006.

ReVas™ is an emerging and important research program within Resverlogix that specifically develops unique novel compounds dedicated to improve the outcomes for patients undergoing coronary intervention. Restenosis and sudden vascular occlusion is one of the most important complications seen in patients who undergo invasive cardiovascular surgery. It remains an important health issue for health systems globally in the developed world.

About Resverlogix Corp.

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Combining expertise with innovation, Resverlogix's lead technology NEXVAS™, applies advanced medical research to develop therapies that increase high density lipoprotein (HDL), the "good cholesterol," to treat cardiovascular diseases (CVD). The Company's second CVD research program ReVas™ is dedicated to developing novel compounds for acute based drug therapy via a medical device. Resverlogix Corp. is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. Resverlogix Corp. trades on the TSX Exchange under the symbol RVX. For further information, please visit our web site at: www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Donald J. McCaffrey
President/CEO
Resverlogix Corp.
Phone: 403-254-9252 ext. 223
Fax: 403-256-8495
Email: don@resverlogix.com

Kenneth Lebioda
Vice President Business Development
Resverlogix Corp.
Phone: 403-254-9252 ext. 227
Fax: 403-256-8495
Email: ken@resverlogix.com

Website: www.resverlogix.com

RESVERLOGIX

For Immediate Release TSX Exchange Symbol: **RVX**

Resverlogix Corp. Announces License Agreement with Medtronic

Suite 202
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

CALGARY, AB, July 19, 2006 – Resverlogix Corp. ("Resverlogix") (TSX: RVX), on behalf of its subsidiary RVX Therapeutics Inc ("RVX"), is pleased to announce today the signing of a licensing agreement between RVX and Medtronic, Inc.(NYSE: MDT) ('Medtronic') whereby RVX would grant to Medtronic exclusive, worldwide rights to develop and commercialize its ReVas™ technology with drug eluting medical devices for the local, non-systemic treatment of cardiovascular diseases, in particular restenosis and stenosis.

Under terms of the license agreement, after successful completion of a technology development program and a joint decision to initiate product development, Medtronic would make an initial cash payment to RVX and could make additional payments upon successful completion of certain pre-defined milestones. RVX would then be eligible to receive royalties on sales of any ReVas™ therapeutic component of novel drug-device combinations that result from this license. While there can be no assurance of any milestone or royalty payments, assuming the development of a successful commercial product with regulatory approval and broad market acceptance, RVX would be eligible under the terms of the agreement to receive up to U.S. $291 million (CA $340 million) in combined payments.

ReVas™ is an emerging and important research program within RVX that specifically develops unique novel compounds dedicated to improve the outcomes for patients undergoing acute coronary intervention. These compounds are potentially suitable for the local treatment of coronary disease and *vulnerable plaque. Restenosis and sudden vascular occlusion is one of the most important* complications seen in patients who undergo invasive cardiovascular surgery. It remains an important health issue for health systems globally in the developed world.

"The ongoing development of our knowledge and understanding of our novel compounds continues to build significant opportunities for us in several emerging markets. We are extremely pleased to have a world class leader in cardiovascular technology like Medtronic as our partner in our exciting ReVas™ program," stated Donald McCaffrey, President and CEO of Resverlogix.

Medtronic Vascular use the restenosis-inhibiting drug Zotarolimus for its Endeavor drug-eluting coronary stent system through a licensing agreement with Abbott Laboratories. That agreement will continue and is not affected by any potential future use of Resverlogix products. Medtronic Vascular's ability to pursue other drug-eluting stent technologies is not affected by the agreement.

"The announcement of this collaboration brings an important strategic asset to our company in the area of acute based medical technology and cardiovascular research," stated Dr. Jan Johansson, MD, Ph.D., Senior Vice President of Clinical Development of Resverlogix. "Medtronic's caliber of expertise and knowledge in developing world leading technologies for cardiovascular disease is an important step for Resverlogix to establishing both its research and commercial goals for both the acute and chronic market segments within cardiovascular disease."

About Resverlogix Corp.

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Combining expertise with innovation, Resverlogix's lead technology NexVas™, applies advanced medical research to develop therapies that increase high density

lipoprotein (HDL), the "good cholesterol," to treat cardiovascular diseases (CVD). The Company's second CVD research program ReVas™ is dedicated to developing novel compounds for acute based drug therapy via a medical device. The company's TGF-Beta Shield™ program utilizes a novel approach to target cancers and fibrotic diseases. Resverlogix Corp. is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. Resverlogix Corp. trades on the TSX Exchange under the symbol RVX. For further information, please visit our web site at: www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Theresa Kennedy
Vice President, Corporate Communications
Resverlogix Corp.
Phone: 403-473-5359
Fax: 403-256-8495
Email: theresa@resverlogix.com

Kenneth Lebioda
Vice President, Business Development
Resverlogix Corp.
Phone: 403-254-9252
Fax: 403-256-8495
Email: ken@resverlogix.com

Website: www.resverlogix.com

Form 51-102F3
Material Change Report

1. Name and Address of Company

Resverlogix Corp.
202, 279 Midpark Way SE
Calgary, AB T2X 1M2

2. Date of Material Change

July 19, 2006

3. News Release

July 19, 2006 via CCN Matthews.

4. Summary of Material Change

Resverlogix Corp. ("Resverlogix"), on behalf of its subsidiary RVX Therapeutics Inc ("RVX"), announced today the signing of a licensing agreement between RVX and Medtronic, Inc. (NYSE: MDT) ("Medtronic") whereby RVX would grant to Medtronic exclusive, worldwide rights to develop and commercialize its ReVas™ technology with drug eluting medical devices for the local, non-systemic treatment of cardiovascular diseases, in particular restenosis and stenosis.

5. Full Description of Material Change

Resverlogix, on behalf of its subsidiary RVX, announced today the signing of a licensing agreement between RVX and Medtronic whereby RVX would grant to Medtronic exclusive, worldwide rights to develop and commercialize its ReVas™ technology with drug eluting medical devices for the local, non-systemic treatment of cardiovascular diseases, in particular restenosis and stenosis.

Under terms of the license agreement, after successful completion of a technology development program and a joint decision to initiate product development, Medtronic would make an initial cash payment to RVX and could make additional payments upon successful completion of certain pre-defined milestones. RVX would then be eligible to receive royalties on sales of any ReVas™ therapeutic component of novel drug-device combinations that result from this license. While there can be no assurance of any milestone or royalty payments, assuming the development of a successful commercial product with regulatory approval and broad market acceptance, RVX would be eligible under the terms of the agreement to receive up to U.S. $291 million (CA $340 million) in combined payments.

ReVas™ is an emerging and important research program within RVX that specifically develops unique novel compounds dedicated to improve the outcomes for patients undergoing acute coronary intervention. These compounds are potentially suitable for the local treatment of coronary disease and vulnerable plaque. Restenosis and sudden vascular occlusion is one of the most important complications seen in patients who undergo invasive cardiovascular surgery. It remains an important health issue for health systems globally in the developed world.

Medtronic Vascular use the restenosis-inhibiting drug Zotarolimus for its Endeavor drug-eluting coronary stent system through a licensing agreement with Abbott Laboratories. That agreement will continue and is not affected by any potential future use of Resverlogix products. Medtronic Vascular's ability to pursue other drug-eluting stent technologies is not affected by the agreement.

6. **Reliance of subsection 7.1(2) or (3) of National Instrument 51-102**

N/A

7. **Omitted Information**

N/A

8. **Executive Officer**

Donald J. McCaffrey, President and CEO
Telephone: 403-254-9252

9. **Date of Report**

July 20, 2006

www.resverlogix.com

RESVERLOGIX

RECEIVED

2006 AUG 10 P 2:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

For Immediate Release

TSX Symbol: **RVX**

ResVerlogiX Corp. Announces Live Webcast Update

Suite 202,
279 Midpark Way SE
Calgary AB T2X 1M2
P 403.254.9252
F 403.256.8495
info@resverlogix.com

CALGARY, AB, July 24, 2006 – ResVerlogix Corp. ("Resverlogix") (TSX: RVX), an emerging international leader in cardiovascular research, announced today that it will host a live webcast on Monday July 31, 2006 at 10:00 am MDT. The webcast will allow securities analysts, shareholders, media and other key stakeholders the opportunity to hear from Dr. Jan Johansson, Sr. Vice-President Clinical Affairs and Donald McCaffrey, President & CEO discuss the Company's strategic direction of its scientific and corporate programs.

The call is being webcast by Vcall and can be accessed at a link provided on ***"Resverlogix's"*** website at ***www.resverlogix.com .*** Investors can also access the webcast at www.InvestorCalendar.com.

The web cast will be available on our website for replay throughout 2006. The web cast link will be posted on the Resverlogix web site www.resverlogix.com prior to the event.

About Resverlogix Corp.

Resverlogix Corp. is a Canadian biotechnology company engaged in the discovery and development of biopharmaceuticals. Combining expertise with innovation, Resverlogix's lead technology NexVas™, applies advanced medical research to develop therapies that increase ApoA-I the key protein of high density lipoprotein (HDL), the "good cholesterol," and other targets to treat cardiovascular diseases (CVD). The Company's second CVD research program ReVas™ is dedicated to developing novel compounds for acute based drug therapy via a medical device. Resverlogix Corp. is committed to applying the qualities of innovation, integrity and sound business principles in developing novel therapies for the treatment of unmet human diseases. Resverlogix Corp. trades on the TSX Exchange under the symbol RVX. For further information, please visit our web site at: www.resverlogix.com.

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Resverlogix Corp. with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. The TSX Exchange does not accept responsibility for the adequacy or accuracy of this news release.

For further information please contact:

Theresa E. Kennedy
VP Corporate Communications
Resverlogix Corp.
Phone: 604-538-7072
Fax: 403-256-8495
Email: theresa@resverlogix.com

Kenneth Lebioda
Vice President Business Development
Resverlogix Corp.
Phone: 403-254-9252 ext. 227
Fax: 403-256-8495
Email: ken@resverlogix.com

FORM 13-502F1
CLASS 1 REPORTING ISSUERS - PARTICIPATION FEE

Reporting Issuer Name: RESVERLOGIX CORP.

Fiscal year end date used To calculate capitalization: APRIL 30, 2006

Market value of listed or quoted securities:

Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	27,127,789	(i)
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	$6.89	(ii)
Market value of class or series	(i) x (ii) =	$186,910,466.21 (A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		N/A (B)

Market value of other securities:

(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		N/A (C)
(Repeat for each class or series of securities)		N/A (D)

Capitalization
(Add market value of all classes and series of securities) (A) + (B) + (C) + (D) = $186,910,466.21

Participation Fee **$6,700.00**
(From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)

New reporting issuer's reduced participation fee, if applicable
(See section 2.6 of the Rule)

Participation Fee x Number of entire months remaining In the issuer's fiscal year / 12 = N/A

Late Fee, if applicable
(As determined under section 2.5 of the Rule) N/A

APPENDIX A – CORPORATE FINANCE PARTICIPATION FEES

Capitalization Participation Fee

under $25 million	$600
$25 million to under $50 million	$1,300
$50 million to under $100 million	$3,200
$100 million to under $250 million	$6,700
$250 million to under $500 million	$14,700
$500 million to under $1 billion	$20,500
$1 billion to under $5 billion	$29,700
$5 billion to under $10 billion	$38,300
$10 billion to under $25 billion	$44,700
$25 billion and over	$50,300

FORM 13-502F1
CLASS 1 REPORTING ISSUERS - PARTICIPATION FEE

Reporting Issuer Name:	RESVERLOGIX CORP.
Fiscal year end date used To calculate capitalization:	APRIL 30, 2006

Market value of listed or quoted securities:		
Total number of securities of a class or series outstanding as at the issuer's most recent fiscal year end	27,127,789 (i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) and (B) of the Rule)	$6.89 (ii)	
Market value of class or series	(i) x (ii) =	$186,910,466.21 (A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		N/A (B)
Market value of other securities:		
(See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		N/A (C)
(Repeat for each class or series of securities)		N/A (D)
Capitalization (Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$186,910,466.21
Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		**$6,700.00**
New reporting issuer's reduced participation fee, if applicable (See section 2.6 of the Rule)		
Participation Fee x Number of entire months remaining In the issuer's fiscal year / 12	=	N/A
Late Fee, if applicable (As determined under section 2.5 of the Rule)		N/A

APPENDIX A – CORPORATE FINANCE PARTICIPATION FEES

Capitalization Participation Fee

under $25 million	$600
$25 million to under $50 million	$1,300
$50 million to under $100 million	$3,200
$100 million to under $250 million	$6,700
$250 million to under $500 million	$14,700
$500 million to under $1 billion	$20,500
$1 billion to under $5 billion	$29,700
$5 billion to under $10 billion	$38,300
$10 billion to under $25 billion	$44,700
$25 billion and over	$50,300

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, ***KELLY McNEILL, CHIEF FINANCIAL OFFICER of RESVERLOGIX CORP.***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Resverlogix Corp.*** (the issuer) for the period ending ***April 30, 2006***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: July 19, 2006

Signed "Kelly McNeill"

Kelly McNeill
Chief Financial Officer

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, ***DONALD J. McCAFFREY, PRESIDENT & CHIEF EXECUTIVE OFFICER of RESVERLOGIX CORP.***, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ***Resverlogix Corp.*** (the issuer) for the period ending ***April 30, 2006***;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: July 19, 2006

Signed "Donald J. McCaffrey"

Donald J. McCaffrey
President & Chief Executive Officer